UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2022**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ___to _____

Commission File Number **001-31932**

_____

Ontrak, Inc.

(Exact name of registrant as specified in its charter)

_____

Delaware	**88-0464853**
(State or other jurisdiction of incorporation)	*(I.R.S. Employer Identification Number)*

2200 Paseo Verde Parkway, Suite 280
Henderson, NV 89052
(Address of principal executive offices, including zip code)

(310) 444-4300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Trading Symbol(s)**	**Name of Each Exchange on Which Registered**
Common Stock, par value $0.0001 per share	OTRK	The NASDAQ Capital Market
9.50% Series A Cumulative Perpetual Preferred Stock, $0.0001 par value	OTRKP	The NASDAQ Capital Market

Securities registered pursuant to Section 12(g) of the Act:
Not Applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐   No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☑
			Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to 240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☑

As of June 30, 2022, the last business day of the registrant's second fiscal quarter, the aggregate market value of the common stock held by non-affiliates of the registrant (without admitting that any person whose shares are not included in such calculation is an affiliate) was $12,460,376 based on the $1.06 closing sales price of the common stock on The NASDAQ Global Market on that date. The Company's common stock is currently listed on The NASDAQ Capital Market.

As of April 12, 2023, there were 29,320,248 shares of the registrant's common stock outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

None.

TABLE OF CONTENTS

In this Annual Report on Form 10-K, all references to "Ontrak," "Ontrak, Inc.," "we," "us," "our" or the "Company" mean Ontrak, Inc., its wholly-owned subsidiaries and variable interest entities, except where it is made clear that the term means only the parent company. The Company's common stock, par value $0.0001 per share, is referred to as "common stock" and the Company's 9.50% Series A Cumulative Perpetual Preferred Stock, par value $0.0001 per share, is referred to as "Series A Preferred Stock."

PART I

Forward-Looking Statements

   This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed due to factors such as, among others, limited operating history, difficulty in developing, exploiting and protecting proprietary technologies, intense competition and substantial regulation in the healthcare industry. Additional information concerning factors that could cause or contribute to such differences can be found in the following discussion, as well as in Item 1A - "Risk Factors" and Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations." We encourage you to read those descriptions carefully. We caution you not to place undue reliance on the forward-looking statements contained in this report. These statements, like all statements in this report, speak only as of the date of this report (unless an earlier date is indicated) and we undertake no obligation to update or revise the statements except as required by law. Such forward-looking statements are not guarantees of future performance and actual results will likely differ, perhaps materially, from those suggested by such forward-looking statements.

ITEM 1.   BUSINESS

Overview

   Ontrak, Inc. ("Ontrak," "Company," "we," "us" or "our") was incorporated in the State of Delaware on September 29, 2003. Ontrak was founded with a passion for engaging with and helping improve the health and save the lives of anyone impacted by behavioral health conditions. We are an artificial intelligence ("AI")-powered and telehealth-enabled, healthcare company, whose mission is to help improve the health and save the lives of as many people as possible. Our technology-enabled platform utilizes claim-based analytics and predictive modeling to provide analytic insights throughout the delivery of our personalized care program. Our program predicts people whose chronic disease will improve with behavior change, recommends effective care pathways that people are willing to follow, and engages and guides them to and through the care and treatment they need. By combining predictive analytics with human engagement, we deliver improved member health and validated outcomes and savings to healthcare payors.

   Our integrated, technology-enabled Ontrak™ programs are designed to provide healthcare solutions to members with behavioral conditions that cause or exacerbate chronic medical conditions such as diabetes, hypertension, coronary artery disease, chronic obstructive pulmonary disease, and congestive heart failure, which result in high medical costs. Ontrak has a unique ability to engage these members, who do not otherwise seek behavioral healthcare, leveraging proprietary enrollment capabilities built on deep insights into the drivers of care avoidance. Ontrak integrates evidence-based psychosocial and medical interventions delivered either in-person or via telehealth, along with care coaches who address the social and environmental determinants of health. Our programs seek to improve member health and deliver validated cost savings to healthcare payors.

   We operate as one segment in the United States and we have contracted with leading national and regional health plans to make the Ontrak program available to eligible members.

Our Market

   The true impact of behavioral health is often under-identified by organizations that provide healthcare benefits. Individuals with unaddressed behavioral health conditions that worsen chronic medical comorbidities cost health plans and employers a disproportionate amount of the total healthcare costs. A recent analysis in Milliman's research report titled "*How do individuals with behavioral health conditions contribute to physical and total healthcare spending?*" dated August 13, 2020 (the "Milliman research report") found that for the high-cost behavioral health population, who typically have multiple chronic medical comorbidities, insignificant amounts are spent on needed behavioral healthcare. This unaddressed situation not only negatively impacts the lives of these members, but also significantly contributes to avoidable spending. As unmanaged chronic conditions worsen over time, avoidable emergency department and inpatient costs are incurred. As such, engaging this population not only offers health plans a much greater cost savings opportunity compared to lower acuity populations, but also the opportunity to improve the lives and outcomes of their most vulnerable members.

   A smaller, high-cost subset of these patients with behavioral health conditions drives the majority of the claims costs for the overall substance dependent population. According to the Milliman research report, the behavioral subgroup patients constituted 5.7% of the total commercial population of insured lives but accounted for 44% of total commercial healthcare costs.

Furthermore, adults with anxiety, addiction and/or depressive disorders increased by 300% since the beginning of the COVID-19 pandemic.

The National Institute of Mental Health reports that nearly one in four adults in the United States of America are impacted by behavioral health issues, such as substance abuse, anxiety disorders or depression. Mental Health America, a large community-based nonprofit dedicated to addressing and promoting mental health, reports that approximately 24% of adults with behavioral health disorders were not able to receive the treatment they needed and that this number has not declined since 2011. Approximately 90% of Ontrak eligible members had untreated or under-treated behavioral health disorders. When considering behavioral health-related costs, many organizations have historically only looked at direct treatment costs–usually behavioral claims. For the members we seek to engage in our solution, costs associated with behavioral health treatment represent a small portion of their overall healthcare claims, while the medical costs are significant as most patients with behavioral health conditions do not receive the appropriate treatment they need for other existing medical conditions.

Our Solution

Our business strategy is to deliver proven, repeatable clinical and financial outcomes to health plans for their members with unaddressed behavioral conditions that worsen other medical comorbidities. We do this by identifying, engaging and treating these members through our technology enabled program that focuses on the intersection between behavioral health, physical health and social health. Our advanced AI-supported intervention platform will provide enhanced identification, engagement, digital indicators and treatment processes to improve the overall program efficacy and visibility, which provides greater flexibility to tailor treatment for a more personalized and effective behavior health solution to address the needs of our members throughout their care journey.

Until now, health plans and providers have primarily used AI to identify members who may be eligible for programs and services and have tended to rely on pre-post measures rather than the real-time insights that enable optimization of member engagement, treatment, measurement, and outcomes. By combining in-house AI capabilities with a proprietary blend of technology company partners, Ontrak is solving for these limitations by building an industry-leading intervention platform that integrates AI into every step of the member's behavioral healthcare journey.

Ontrak is pioneering a new approach to behavioral healthcare, one that infuses AI services into every step of a members' behavioral health journey. The result is an industry-leading Advanced Engagement System, and measurement feedback system, that optimizes program eligibility, member outreach, coaching interaction, provider visits, interoperability of data, and outcomes.

The Company's identification process includes the ability to customize outreach based on prediction of case complexity, readiness to engage, highest cost to health plans, inappropriate use of hospitalization and gaps in care. The engagement process will enable Ontrak to predict probability of contact based on the member's preferences, optimal matching of members and coaches, and optimal matching of members and providers. Additionally, digital care indicators will highlight to care coaches when a member is at risk and new mobile experiences will trigger a signal for encouragement when a member is likely to disengage. Treatment will be enhanced by natural language processing of care coach notes and provider visit transcripts, so that these can be rapidly shared between care coaches and providers for valuable engagement signals and real time action throughout the member's journey. Ontrak's activation process is enhanced through 6- and 12-month behavioral health check-ins after graduation to feed the algorithms, inform training, and continuously improve program efficacy. By using end to end AI services across every member's behavioral health journey, Ontrak can provide payers and providers with better coordinated and easier to measure care.

We believe that in addition to virtual care, a human touch is necessary to keep members engaged in line with their goals. A successful program must take a whole-person approach, individualized to each member, and help members overcome barriers to care and empower them to create durable behavior change. Our unique approach to engage complex, unmanaged populations identifies these members and addresses the various barriers to care that may be impacting them through our proven four-step approach.

Identify

We specifically focus on members with anxiety, depression and/or substance use disorder(s) by using AI and predictive modeling, applying claims-based analytics to identify health plan members with medical costs that may be impacted through behavioral health treatment with the Ontrak program. We uncover deep, predictive attributes, leveraging advanced data analytics using variety of different features relating to co-occurring medical conditions to identify individuals with unaddressed behavioral health conditions, even absent a diagnosis, that cause or exacerbate chronic medical disease. These members may or may not be diagnosed with a behavioral condition.

With the combination of our AI driven identification of potential members and person-centered outreach methodology, on average, we have successfully enrolled 25% of eligible and identified members into the Ontrak program.

Engage

With behavioral health concerns on the rise, and with social detriments and access barriers continuing to impact how and when these individuals seek care, it has never been more important to engage members who need help. Health plans struggle to effectively engage high-cost members with unaddressed behavioral health issues and chronic disease. Ontrak conducts smarter, more effective outreach on behalf of the health plans through its proven approach to engaging costly, complex populations with unaddressed behavioral conditions and chronic disease.

Our engagement process is rooted in understanding the whole person and their individual barriers to healthcare access. Ontrak conducts multichannel outreach under its model of coaching to engage and enroll the members that are identified in its initial identification phase as described above. We use motivational interviewing, which is an evidence-based approach to behavioral change to identify participants' values, goals, needs, abilities and barriers. By understanding members on a more personal level, our team of trained, dedicated member engagement specialists and care coaches work together to remove barriers and drive program engagement, resulting in better retention that leads to better healthcare outcomes for members and reducing avoidable costs for health plans. Ontrak's enrollment specialists and care coaches build trust using a whole-person approach that aligns with each member's individualized concerns and challenges, including understanding their total health needs and identifying and removing barriers to care. Ontrak's model drives exceptionally high member engagement with the program, even among those who have failed in other behavior change programs.

Treat

Hard-to-engage populations need a high-touch solution. Our Ontrak solution provides personalized, thoughtful plans of care by combining care coaching with innovative psychosocial and medical treatment delivered through a proprietary provider network. The solution is designed to help payors treat and manage populations struggling with substance use disorder, depression and anxiety to improve their health and thereby decrease their overall health care costs.

Enrolled members receive care coaching and the opportunity to participate in telehealth or face-to-face evidence-based psychosocial and pharmacological treatment from our proprietary network of third-party providers. Ontrak care coaches guide members to relevant clinical pathways and providers, and stay connected to each member throughout the 12-month Ontrak program to ensure that social determinants of health are assessed and addressed with the same level of attention as behavioral health risks. Our dedicated care coaches focus on member skill building and personal health goals, while coordinating care with a tightly integrated network of therapists, psychiatrists and addiction specialists who provide behavioral health treatment to address underlying behavioral conditions.

Activate

Upon graduation from our Ontrak program, members have overcome barriers to care, realized durable behavior changes, and are actively managing their health by staying engaged with their primary care physician, behavioral provider(s) and health plan.

For graduated members, Ontrak's differentiated, high-touch approach to engagement results in lasting improvements in clinical outcomes, while driving significant, durable cost savings for health plans by reducing avoidable emergency department and inpatient utilization.

We believe the benefits of Ontrak include improved clinical outcomes and decreased costs for the payor, as well as improved quality of life for the member. We provide outcomes reporting to payors on a periodic basis to demonstrate the value of the program.

Market for Employer Mental Health and Wellbeing Support Services

Under our LifeDojo solution, our science-backed behavior change platform, we provide mental health and wellbeing support to members of employer customers. The LifeDojo approach to member-centric behavior change delivers lasting health improvement outcomes, high enrollment and better engagement than traditional programs, making transformative life changes possible for members.

Our Marketing Strategy

We are currently marketing our Ontrak solution to payors on a case rate, monthly fee, or fee for service basis, which involves educating them on the disproportionately high cost of their population with unaddressed behavioral health conditions that exacerbate medical comorbidities and demonstrating the potential for Ontrak to reduce these costs.

How Whole-Person Care Delivers Meaningful Outcomes That Last

In mid-2021, we presented a landmark behavioral study of the real-world impact of the Ontrak program, called the "Treatment Effect of the Ontrak Program" (the "Treatment Effect Study") at the American Health Insurance Plans event. In December 2022, the Treatment Effect Study was published in the prestigious *American Journal of Managed Care*. The Treatment Effect Study reviewed healthcare utilization and costs over a 36-month period and compared the outcomes for Ontrak graduates to a propensity-matched group of individuals who were eligible to enroll but did not. The Treatment Effect Study demonstrated our program's ability to effectively help health plans engage hard-to-reach populations and reduce costs by reducing avoidable inpatient utilization and increasing use of productive, preventive care. Health plans saw the following results for each Ontrak graduate in the study:

- $485 per member per month savings, durable 24 months post-enrollment
- 66% reduction in avoidable inpatient utilization
- 50% increase in preventive care services

The Treatment Effect Study demonstrates that Ontrak's behavioral health interventions work over the long-term, resulting in better outcomes for members and significant cost-savings for payors, and should be integrated as a critical component of healthcare plans.

We have validated, durable medical claims savings and ROI outcomes across all lines of business, including Medicare, Medicaid and commercial health plan members. In addition to medical claims savings, our members, once enrolled, increase preventive and managed care utilization, closing gaps in care, thereby becoming more self-sustaining individuals. We have been able to evidence clinical improvements of our members with the implementation of the tracking of our member's PHQ-9 and GAD-7 scores over the course of our program, which early results have shown 30% reduction in anxiety symptoms and 55% reduction of depressive symptoms after the first three months.

Recent Developments

Customer Notifications

On August 18, 2021, we received a termination notice from a large customer of their intent not to continue the program past December 31, 2021. We believe the notification was for reasons specific to the customer's corporate shift in strategic direction. On February 26, 2021, we were notified by our then largest customer that the participation status with this customer would be terminated. Each of these customers' members have completed their participation in our program as of December 31, 2021. As a result of each of these customer termination notices, in March and August 2021 and August 2022, we implemented a reduction in workforce and a restructuring plan as part of management's cost saving measures in order to reduce our operating costs, optimize our business model and help align with our previously stated strategic initiatives. On March 9, 2023, as part of our continued cost saving measures and to reduce our operating costs and to help align with our previously stated strategic initiatives, our management implemented additional headcount reductions wherein approximately 19% of our employee positions were eliminated.

Regulatory Matters

The healthcare industry is highly regulated and continues to undergo significant changes. Healthcare companies are subject to extensive and complex federal, state and local laws, regulations and judicial decisions. For more information about regulatory matters, see discussion under "Risks related to our healthcare industry" in Item 1A - Risk Factors of this Form 10-K.

Human Capital Resources

We believe our employees are among our most important resources and are critical to the continued success of our business. We are focused on attracting and retaining talented and experienced individuals across all areas of our business and committed to hiring, developing and supporting a diverse and inclusive workplace. All of our employees are required to adhere to a professional code of conduct and comply with annual training on, but not limited to, raising awareness, preventing and reporting any type of unlawful discrimination. We are not a party to any labor agreements and none of our employees are represented by a labor union.

As of December 31, 2022, we had a total of 119 employees, which included 118 full-time, one part-time employees, and represented a 53% year-over-year decrease in our total employee headcount, reflecting the reduction in workforce discussed above. A majority of our employee base is comprised of care coaches, member engagement specialists and other staff directly involved in member care, as well as research and development, engineering and administrative team members. We expect our headcount to continue to fluctuate for the foreseeable future as we continue to focus on building operational efficiencies and make strategic investments to support the growth of our business.

In addition, as of December 31, 2022, we had a total of approximately 33 independent contractors who provide us various consulting services, including recruiting, health network providers, marketing and other professional services, that are important to the operation of our business.

Available Information

We were incorporated in the State of Delaware on September 29, 2003. Our principal executive offices are located at 2200 Paseo Verde Parkway, Suite 280, Henderson, Nevada 89052 and our telephone number is (310) 444-4300.

Our corporate website address is *www.ontrakhealth.com,* the contents of which are not incorporated herein. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). The SEC maintains an internet site that contains our public filings with the SEC and other information regarding our company, at *www.sec.gov.* The contents of these websites are not incorporated into this Annual Report on Form 10-K. Further, our references to the URLs for these websites are intended to be inactive textual reference only.

ITEM 1A.   RISK FACTORS

In evaluating us and our securities, we urge you to carefully consider the risks and other information in this Annual Report on Form 10-K. Any of the risks discussed in this Annual Report on Form 10-K, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, could materially and adversely affect our results of operations or financial condition. If any of these risks occur, our business, results of operations and financial condition could be harmed, the price of our common stock could decline, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements contained in this Annual Report on Form 10-K.


Summary of Risk Factors


Below is a summary of the principal factors that make an investment in our securities speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the heading "Risk Factors" and should be carefully considered, together with other information in this Form 10-K and our other filings with the SEC, before making an investment decision regarding our securities.

- We will need additional funding, and we cannot guarantee that we will satisfy the conditions precedent for the $6.0 million that remains to be borrowed under the Keep Well Agreement or find adequate sources of capital in the future.
- We have incurred significant losses since our inception and may be unable to obtain additional funds before we achieve positive cash flows.
- Our programs and solutions may not be as effective as we believe and may not achieve broad market acceptance and announcements of disappointing results may lead to declines in the market prices of our securities.
- Our business currently depends upon a few large customers; during 2021, we lost two of such customers and any further loss would have a material adverse effect on us.
- We have $19.0 million in principal amount of secured debt outstanding under the Keep Well Agreement, and a default thereunder would have material adverse consequences to our financial condition, operating results, and business.

- The Keep Well Agreement contains significant restrictions on our business and operations and requires ongoing compliance with certain covenants, including financial covenants, and our common stock must be listed on Nasdaq for us to receive the remaining $6.0 million to be borrowed under the Keep Well Agreement. Any failure to comply with the terms of the Keep Well Agreement or failure to satisfy conditions precedent to funding thereunder would have a material adverse effect on our business.

- We may not be able to generate sufficient cash flow or raise adequate financing to grow or scale our business or to fund our operations.

- We depend upon our senior management and key consultants and their loss or unavailability could put us at a competitive disadvantage.

- We need to attract and retain highly skilled personnel; we may be unable to effectively manage growth with our limited resources.

- Customers may not achieve the savings we expect are created by our programs and solutions, which could adversely impact our business.

- Market acceptance of our programs and solutions depends in large part on the willingness of third party payors to cover them, which is beyond our control.

- We may fail to manage our growing business and may not be successful in identifying or completing any acquisitions necessary to continue such growth. Any such acquisition completed may not be successfully integrated with our operations or yield additional value for stockholders.

- We may be unable to protect our intellectual property rights and we may be liable for infringing the intellectual property rights of others.

- Ongoing healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations.

- We must comply with significant government regulations, including with respect to licensure and privacy matters.

- Our Series A Preferred Stock has no fixed maturity date, ranks junior to our currently outstanding indebtedness, is entitled to the payment of dividends only to the extent we may do so under Delaware corporate law, is currently subject to restrictions on transfer contained in our charter and has limited voting rights.

- Our largest stockholder controls approximately 40.6% of our outstanding common stock and beneficially owns approximately 85.5% of our common stock, and may determine all matters presented for stockholder approval, including the election of directors, significant corporate transactions and our dissolution.

- We are subject to ongoing litigation and may be subject to future litigation, any of which could result in substantial liabilities.

- Our common stock may be delisted by Nasdaq.

- The price of our common stock and preferred stock may be volatile.

- The market prices for our common stock and preferred stock may be adversely impacted by future events.

- Our certificate of incorporation, bylaws and Delaware law have anti-takeover provisions that could discourage, delay or prevent a change in control, which may cause our stock price to decline.

Risk Factors

Risks related to our business

We expect to continue to incur substantial operating losses and may be unable to obtain additional financing.

We have been unprofitable since our inception in 2003. Historically, we have seen and continue to see net losses, net loss from operations and negative cash flow from operating activities as we experienced a period of rapid growth, and more recently our results have been negatively impacted by customer terminations. At December 31, 2022, our cash and restricted cash was $9.7 million and we had a working capital of approximately $4.8 million. We had an average monthly cash flow from operations burn rate of approximately $2.0 million for the year ended December 31, 2022 and could continue to incur negative cash flows and operating losses for the next twelve months.

We will continue to monitor liquidity, however, if we are unable to make sufficient new sales or expand existing customer contracts, we may not continue to have sufficient capital to continue to scale our operations, service our contracts and future enrollments or cover our operating expenses. Additionally, if we add more health plans than budgeted, increase the size of the outreach pool by more than we anticipate, decide to invest in new products or seek out additional growth opportunities, or in order to provide liquidity for an extended period of losses, we would consider financing these options with either a debt or equity financing for which there can be no assurance that any such financing will be available on acceptable terms or at all.

We will need additional funding, and we cannot guarantee that we will satisfy the conditions precedent for the $6.0 million that remains to be borrowed under the Keep Well Agreement or find adequate sources of capital in the future.

We have incurred negative cash flows from operations since inception and have expended, and expect to continue to expend, substantial funds to support and grow our business. We will require additional funds before we are able to generate enough cash flows to fund our operations and meet our obligations.

We entered into a Master Note Purchase Agreement with Acuitas Capital LLC ("Acuitas Capital" and together with its affiliates, including Acuitas Group Holdings, LLC and Terren S. Peizer, "Acuitas"), dated as of April 15, 2022, as amended on each of August 12, 2022, November 19, 2022, and December 30, 2022 (as amended, the "Keep Well Agreement"). Acuitas Capital is our largest stockholder and an entity indirectly wholly owned and controlled by Mr. Peizer, our former Chief Executive Officer and Chairman. To date, we borrowed $19.0 million of the $25.0 million that we may borrow under the Keep Well Agreement. Of the remaining $6.0 million we may borrow, subject to the conditions in the Keep Well Agreement, $4.0 million is to be funded in June 2023 and $2.0 million in September 2023. One of the conditions precedent to funding is that our common stock is listed on The Nasdaq Stock Market ("Nasdaq"), and there are no assurances that we will satisfy that condition in the future. See "*Acuitas Group Holdings, LLC owns approximately 40.6% of our outstanding common stock and beneficially owns approximately 85.5% of our outstanding common stock, and as a result of such ownership has the ability to substantially influence the election of directors and other matters submitted to stockholders*" and "*There can be no assurance that our common stock will continue to be listed on Nasdaq or, if listed, that we will be able to comply with the continued listing standards of Nasdaq, which could limit investors' ability to make transactions in our securities and subject us to additional trading restrictions,*" below. For additional information regarding the Keep Well Agreement, see the section titled, "Keep Well Agreement" in Note 9 in the Notes to Consolidated Financial Statements in Part II, Item 8 of this report.

In addition, even if we borrow the remaining $6.0 million available under the Keep Well Agreement, we may need to raise additional funding. We do not know whether additional funding will be available on commercially acceptable terms, or at all. If adequate funds are not available or are not available on commercially acceptable terms, we may need to downsize, curtail program development efforts or halt our operations altogether.

If we raise additional funds by issuing equity securities, such financing will result in further dilution to our stockholders. Any equity securities issued also may provide for rights, preferences or privileges senior to those of holders of our common stock. If we raise funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of holders of our common stock, and the terms of the debt securities issued could impose significant restrictions on our operations.

We have $19.0 million in principal amount of secured debt outstanding under the Keep Well Agreement, and a default thereunder would have material adverse consequences to our financial condition, operating results, and business.

The Keep Well Agreement includes customary events of default for a first priority senior secured debt facility. In the event of default under the Keep Well Agreement, Acuitas and the collateral agent under the Keep Well Agreement would have the rights that a secured creditor with a first priority lien on a company's assets would have, including, the right to collect, enforce or satisfy any secured obligations then owing, including by foreclosing on the collateral securing our obligations under the Keep Well Agreement (which generally comprise all of our assets), restrictions on the operation of our business would spring into effect, and Acuitas would have no obligation to fund any future borrowings under the Keep Well Agreement. A default under the Keep Well Agreement would have material adverse consequences to our financial condition, operating results, and business, and could cause us to become insolvent or enter bankruptcy proceedings, and our stockholders may lose all or a portion of their investment because of the priority of the claims of Acuitas, in its capacity as a secured creditor, on our assets. See also "*Acuitas Group Holdings, LLC owns approximately 40.6% of our outstanding common stock and beneficially owns approximately 85.5% of our outstanding common stock, and as a result of such ownership has the ability to substantially influence the election of directors and other matters submitted to stockholders,*" below.

The amounts we borrow under the Keep Well Agreement bear interest at a variable rate which could cause our outstanding indebtedness to increase significantly.

The amounts we borrow under the Keep Well Agreement bear interest based on the 30 day tenor Term Secured Overnight Financing Rate (SOFR) Reference Rate, which is subject to a monthly adjustment, plus a margin specified in the Keep Well Agreement. As a result, in an increasing interest rate environment, the interest rate on the amounts we borrow under the Keep Well Agreement is subject to increase, thereby resulting in increased interest expense. The 30 day tenor Term SOFR Reference Rate has steadily increased in the past year. At December 31, 2022, we had a total of $0.6 million of accrued paid-in-kind interest related to the Keep Well Notes and the effective weighted average interest rate for the Keep Well Notes was 19.12%. Accrued interest on the principal amount of borrowings under the Keep Well Agreement is added to principal, which either we will be required to repay on the maturity date, June 30, 2024, or, if converted into shares of our common stock in accordance with the terms of the Keep Well Agreement, will result in additional dilution to our stockholders. See Note 9 of the Notes to Consolidated Financial Statements in Part II, Item 8 of this report for more information.

We may fail to successfully manage and grow our business, which could adversely affect our results of operations, financial condition and business.

Continued expansion could put significant strain on our management, operational and financial resources. The need to comply with the rules and regulations of the SEC will continue to place significant demands on our financial and accounting staff, financial, accounting and information systems, and our internal controls and procedures, any of which may not be adequate to support our anticipated growth. The need to comply with the state and federal healthcare, security and privacy regulation will continue to place significant demands on our staff and our policies and procedures, any of which may not be adequate to support our anticipated growth. We may not be able to effectively hire, train, retain, motivate and manage required personnel. Our failure to manage growth effectively could limit our ability to satisfy our reporting obligations, or achieve our marketing, commercialization and financial goals.

We may be unable to successfully execute on our growth initiatives, business strategies or operating plans.

We are continually executing a number of growth initiatives, strategies and operating plans designed to enhance our business. The anticipated benefits from these efforts are based on several assumptions that may prove to be inaccurate. Moreover, we may not be able to successfully complete these growth initiatives, strategies and operating plans and realize all of the benefits, including growth targets and cost savings, that we expect to achieve or it may be more costly to do so than we anticipate. A variety of risks could cause us not to realize some or all of the expected benefits. These risks include, among others, delays in the anticipated timing of activities related to such growth initiatives, strategies and operating plans, increased difficulty and cost in implementing these efforts, including difficulties in complying with new regulatory requirements and the incurrence of other unexpected costs associated with operating the business, failure of our products to receive sufficient market acceptance and a highly competitive, rapidly evolving marketplace. Moreover, our continued implementation of our programs may disrupt our operations and performance. As a result, we cannot assure you that we will realize the intended benefits. If, for any reason, the benefits we realize are less than our estimates or the implementation of our growth initiatives, strategies and operating plans adversely affect our operations or cost more or take longer to effectuate than we expect, or if our assumptions prove inaccurate, our business, financial condition and results of operations may be materially adversely affected.

Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to execute our business plan, increase our customer base and achieve broader market acceptance of our program.

Our ability to increase our customer base and achieve broader market acceptance of our Ontrak program will depend to a significant extent on our ability to deploy our sales and marketing resources efficiently and our ability to drive our current sales pipeline to secure new customers and to cultivate customer and partner relationships to drive revenue growth in the next twelve months. We are focused on identifying and developing new customer opportunities and these efforts require us to invest significant financial and other resources. Our business and operating results will be harmed if our sales and marketing efforts do not generate significant increases in revenue in the next twelve months.

Our programs may not be as effective as we believe them to be, which could limit our potential revenue growth.

Our belief in the efficacy of our Ontrak solution is based on a limited experience with a relatively small number of members in comparison to the total addressable members. Such results may not be indicative of the long-term future performance of treatment with our programs. If the initially indicated results cannot be successfully replicated or maintained over time, utilization of our programs could decline substantially. There are no standardized methods for measuring efficacy of programs such as ours. Even if we believe our solutions are effective, our customers could determine they are not effective by utilizing different outcome measures. In addition, even if our customers determine our solutions are effective, they may discontinue them because they determine that the aggregate cost savings are not sufficient, our programs do not have a high enough return on investment, they prefer other competitive or strategic solutions or do not believe our programs deliver other desired benefits such as clinical outcomes. Our success is dependent on our ability to enroll third-party payor members in our Ontrak solutions. Large scale outreach and enrollment efforts have not been conducted and only for limited time periods and we may not be able to achieve the anticipated enrollment rates.

Our Ontrak solution may not become widely accepted, which could limit our growth.

Our ability to achieve further marketplace acceptance for our Ontrak solution is dependent on our ability to demonstrate financial and clinical outcomes from our agreements. If we are unable to secure sufficient contracts to achieve recognition or acceptance of our Ontrak solution or if our program does not demonstrate the expected level of clinical improvement and cost savings, it is unlikely that we will be able to achieve widespread market acceptance.

Disappointing results for our solutions or failure to attain our publicly disclosed milestones could adversely affect market acceptance and have a material adverse effect on our stock price.

Disappointing results, later-than-expected press release announcements or termination of evaluations, pilot programs or commercial Ontrak solutions could have a material adverse effect on the commercial acceptance of our solutions, our stock price and on our results of operations. In addition, announcements regarding results, or anticipation of results, may increase volatility in our stock price. In addition to numerous upcoming milestones, from time to time we provide financial guidance and other forecasts to the market. While we believe that the assumptions underlying projections and forecasts we make publicly available are reasonable, projections and forecasts are inherently subject to numerous risks and uncertainties. Any failure to achieve milestones, or to do so in a timely manner, or to achieve publicly announced guidance and forecasts, could have a material adverse effect on our results of operations and the price of our common stock.

We face business disruption and related risks resulting from the novel coronavirus 2019 (COVID-19) pandemic, which could have a material adverse effect on our business and results of operations.

Our business could be disrupted and materially adversely affected by the COVID-19 pandemic, including as a result of mutations of such virus and the global spread of viral variants that may be more contagious or resistant to currently known treatments. As a result of measures imposed by the governments in affected regions, businesses and schools have been from time to time suspended due to quarantines intended to contain this outbreak and many people have been forced to work from home in those areas. As a result of the global pandemic, trade and business activities around the world have been adversely affected, international stock and commodity markets have fluctuated widely and many regions are exhibiting signs of economic recession. Several programs were enacted in different countries in efforts to alleviate rising levels of unemployment and economic dislocation created by significantly reduced levels of social and business activity, although their longer term effectiveness is still uncertain particularly in view of the spread of the contagion and related variants. We are continuously assessing our business operations and system supports and the impact COVID-19 may have on our results and financial condition, but there can be no assurance that this analysis will enable us to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in our sector in particular, or its effects on our members or outreach pool.

Our industry is highly competitive, and we may not be able to compete successfully.

The healthcare business in general, and the behavioral health treatment business in particular, are highly competitive and rapidly evolving. While we believe our products and services are in many aspects unique, we operate in highly competitive markets. We compete with other healthcare management service organizations, care management and disease management companies, including Managed Behavioral Healthcare Organizations (MBHOs), other specialty healthcare and managed care companies, and healthcare technology companies that are offering treatment and support of behavioral health on-line and on mobile devices. Most of our competitors are significantly larger and have greater financial, marketing and other resources than us. We believe that our ability to offer customers a comprehensive and integrated behavioral health solution, including the utilization of our analytical models and innovative member engagement methodologies, will enable us to compete effectively. However, there can be no assurance that we will not encounter more effective or more strategically desirable competition in the future, that we will have financial resources to continue to improve our offerings or that we will be successful improving them, which would limit our ability to maintain or increase our business.

Our competitors may develop and introduce new processes and products that are equal or superior to our programs in treating behavioral health conditions. Accordingly, we may be adversely affected by any new processes and products developed by our competitors.

A substantial percentage of our revenues are attributable to a few large customers, any or all of which may terminate our services at any time.

Three customers accounted for an aggregate of approximately 92% and four customers accounted for an aggregate of approximately 91% of our total revenue for the year ended December 31, 2022 and 2021, respectively. Also, three customers represented an aggregate of approximately 95% and two customers represented an aggregate of 100% of our total accounts receivable as of December 31, 2022 and 2021, respectively.

On February 26, 2021, we received a termination notice from our then largest customer and working with this customer on a transition plan, we completed the participation of this customer's members in the program as of December 31, 2021. On August 18, 2021, we received a termination notice from another large customer of their intent not to continue the program past December 31, 2021. As of December 31, 2021, members from these two customers have completed their participation in the program.

We expect that revenues from a limited number of customers will continue for the foreseeable future. Sales to these customers are made pursuant to agreements with flexible termination provisions, generally entitling the customer to terminate with or without cause on limited notice to us, as we have recently experienced during fiscal year 2021 as described above, and which have adversely affected our business and financial condition and results. We may not be able to keep our key customers, or these customers may decrease their enrollment levels. Any substantial decrease or delay in revenues relating to one or more of our key customers would harm our business and financial condition and results. If revenues relating to current key customers cease or are reduced, we may not obtain sufficient enrollments from other customers necessary to offset any such losses or reductions.

We depend on key personnel, the loss of which could impact the ability to manage our business.

We are highly dependent on our senior management and key operating and technical personnel. The loss of the services of any member of our senior management and key operating and technical personnel could have a material adverse effect on our business, operating results and financial condition. We also rely on consultants and advisors to assist us in formulating our strategy.

As our company grows, we will need to hire additional employees in order to achieve our objectives. There is currently intense competition for skilled executives and employees with relevant expertise, and this competition is likely to continue. The inability to attract and retain sufficient personnel could adversely affect our business, operating results and financial condition.

Our success depends largely upon the continued services of our key executive officers. These executive officers are at-will employees and therefore they may terminate employment with us at any time with no advance notice. We also rely on our leadership team in the areas of research and development, marketing, services and general and administrative functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. The replacement of one or more of our executive officers or other key employees would likely involve significant time and costs and may significantly delay or prevent the achievement of our business objectives.

To continue to execute our growth strategy, we also must attract and retain highly skilled personnel. Competition is intense for qualified professionals. We may not be successful in continuing to attract and retain qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled personnel with appropriate qualifications. The pool of qualified personnel with experience working in the healthcare market is limited overall. In addition, many of the companies with which we compete for experienced personnel have greater resources than we have.

In addition, in making employment decisions, particularly in high-technology industries, job candidates often consider the value of the stock options or other equity instruments they are to receive in connection with their employment. Volatility in the price of our stock may, therefore, adversely affect our ability to attract or retain highly skilled personnel. Further, the requirement to expense stock options and other equity instruments may discourage us from granting the size or type of stock option or equity awards that job candidates require to join our company. Failure to attract new personnel or failure to retain and motivate our current personnel, could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on our ability to recruit, retain and develop a very large and diverse workforce. We must transform our culture in order to successfully grow our business.

Our products and services and our operations require a large number of employees. A significant number of employees have joined us in recent years as we continue to grow and expand our business. Our success is dependent on our ability to transform our culture, align our talent with our business needs, engage our employees and inspire our employees to be open to change, to innovate and to maintain member- and client-focus when delivering our services. Our business would be adversely affected if we fail to adequately plan for succession of our executives and senior management; or if we fail to effectively recruit, integrate, retain and develop key talent and/or align our talent with our business needs, in light of the current rapidly changing environment. While we have succession plans in place and we have employment arrangements with a limited number of key executives, these do not guarantee that the services of these or suitable successor executives will continue to be available to us.

Our business and growth strategy depend on our ability to maintain and expand a network of qualified healthcare providers. If we are unable to do so, our future growth and our business, financial condition and results of operations would be negatively impacted.

The success of our business is dependent upon our continued ability to maintain a network of qualified healthcare providers. In any particular market that we operate in, providers could demand higher payments or take other actions that could result in higher medical costs, less attractive service for our members or difficulty meeting regulatory or accreditation requirements. The failure to maintain or to secure new cost-effective provider contracts may result in a loss of or inability to grow our member base, higher costs, healthcare provider network disruptions, and less attractive service for our members, any of which could have a material adverse effect on our business, growth strategy, financial condition and results of operations.

We are subject to ongoing litigation and may be subject to future litigation, any of which could result in substantial liabilities.

All significant medical treatments and procedures, including treatment utilizing our programs, involve the risk of serious injury or death. While we have not been the subject of any such claims, our business entails an inherent risk of claims for personal injuries and substantial damage awards. We cannot control whether individual physicians and therapists will apply the appropriate standard of care in determining how to treat their patients. While our agreements typically require physicians to indemnify us for their negligence, there can be no assurance they will be willing and financially able to do so if claims are made. In addition, our license agreements require us to indemnify physicians, hospitals or their affiliates for losses resulting from our negligence.

We are also subject to ongoing securities class action and stockholder derivative litigation. See Note 13, "Commitments and Contingencies" in the Notes to Consolidated Financial Statements, in Part II, Item 8, included in this report. In addition, on March 1, 2023, the U.S. Department of Justice (the "DOJ") announced charges and the SEC filed a civil complaint against Mr. Peizer, our former Chief Executive Officer and Chairman of our Board of Directors, alleging unlawful insider trading in our stock. Mr. Peizer owns and controls Acuitas Capital, our largest stockholder. See "*Acuitas Group Holdings, LLC owns approximately 40.6% of our outstanding common stock and beneficially owns approximately 85.5% of our outstanding common stock, and as a result of such ownership has the ability to substantially influence the election of directors and other matters submitted to stockholders.*" Neither we nor any of our other current or former directors or employees were charged by the DOJ or sued by the SEC. On November 15, 2022, we received a notification from the SEC's Division of Enforcement that it is conducting an investigation captioned "In the Matter of Trading in the Securities of Ontrak, Inc. (HO-14340)" and issued a preservation letter as well as a subpoena for documents relating to the investigation. The notification indicates the investigation is a fact-finding inquiry for compliance with federal securities laws and should not be construed as an indication by the SEC that any violation of law has occurred, nor as a reflection upon any person, entity or security. We have been cooperating fully with the terms of the subpoena. We cannot predict the ultimate outcome of the DOJ or SEC proceedings, nor can we predict whether the DOJ or SEC or any other governmental authorities will initiate separate investigations or litigation, including against us. Investigations and any related legal and administrative proceedings could include a wide variety of outcomes, including the institution of administrative, civil injunctive or criminal proceedings involving the Company and/or its current or former executives and/or directors, the imposition of fines and other penalties, remedies and/or sanctions.

In addition, from time to time, we may also be involved in legal proceedings and investigations arising in the ordinary course of business, including those relating to employment matters, relationships with partners, intellectual property disputes, and other business matters.

We currently have insurance coverage for personal injury claims, directors' and officers' liability insurance coverage, and errors and omissions insurance. We may not be able to maintain adequate liability insurance at acceptable costs or on favorable terms. We expect that liability insurance will be more difficult to obtain and that premiums will increase over time and as the volume of patients treated with our programs increases.

We have incurred and may continue to incur significant expenses as a result of litigation and other legal proceedings. In addition, the results of litigation and other legal proceedings are inherently uncertain and adverse judgments or settlements (regardless of a claim's merit) in any legal disputes may result in materially adverse monetary damages or injunctive relief against us. Any claims, investigations or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or obtain adequate insurance in the future. In addition, claims, investigations or litigation may be time-consuming, costly, divert management resources, and otherwise have a material adverse effect on our business and result of operations.

If third-party payors fail to provide coverage and adequate payment rates for our solutions, our revenue and prospects for profitability will be harmed.

Our future revenue growth will depend in part upon our ability to contract with health plans and other insurance payors for our Ontrak solutions. In addition, insurance payors are increasingly attempting to contain healthcare costs, and may not cover or provide adequate payment for our programs. Adequate insurance reimbursement might not be available to enable us to realize an appropriate return on investment in research and product development, and the lack of such reimbursement could have a material adverse effect on our operations and could adversely affect our revenues and earnings.

We may not be able to achieve promised savings for our Ontrak contracts, which could result in pricing levels insufficient to cover our costs or ensure profitability.

Many of our Ontrak contracts are based upon anticipated or guaranteed levels of savings for our customers and achieving other operational metrics resulting in incentive fees based on savings. If we are unable to meet or exceed promised savings, achieve agreed upon operational metrics, or favorably resolve contract billing and interpretation issues with our customers, we may be required to refund from the amount of fees paid to us any difference between savings that were guaranteed and the savings, if any, which were actually achieved; or we may fail to earn incentive fees based on savings. Accordingly, during or at the end of the contract terms, we may be required to refund some or all of the fees paid for our services. This exposes us to significant risk that contracts negotiated and entered into may ultimately be unprofitable. In addition, managed care operations are at risk for costs incurred to provide agreed upon services under our solution. Therefore, failure to anticipate or control costs could have a materially adverse effect on our business.

Our ability to use our net operating losses to offset future taxable income has been limited in certain cases and may be subject to certain limitations in the future.

Our federal net operating loss carry forwards ("NOLs") have an indefinite life. These NOLs may be used to offset future taxable income, to the extent we generate any taxable income, and thereby reduce or eliminate our future federal income taxes otherwise payable. Section 382 of the Internal Revenue Code imposes limitations on a corporation's ability to utilize NOLs if it experiences an ownership change as defined in Section 382. In general terms, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50% over a three-year period. In the event that an ownership change has occurred, or were to occur, utilization of our NOLs would be subject to an annual limitation under Section 382 determined by multiplying the value of our stock at the time of the ownership change by the applicable long-term tax-exempt rate as defined in the Internal Revenue Code. Any unused annual limitation may be carried over to later years. We have experienced ownership changes in the past and can continue to experience ownership changes under Section 382 as a result of events in the past or the issuance of shares of common or preferred stock, or a combination thereof. As a result of such ownership changes, the use of our NOLs, or a portion thereof, against our future taxable income may be subject to an annual limitation under Section 382, which may result in expiration of a portion of our NOLs before utilization.

We may periodically consummate opportunistic acquisitions of other companies, and we may not realize expected benefits or such acquisitions or we may have difficulties integrating acquired companies into our operations in a cost-effective manner, if at all.

We may periodically consummate opportunistic acquisitions of businesses, assets, personnel or technologies that allow us to complement our existing operations, expand our market coverage, enter new geographic markets, or add new business capabilities. We continually evaluate and explore strategic opportunities as they arise, including business combination transactions, strategic partnerships, and the purchase or sale of assets. No assurance can be given that the benefits or synergies we may expect from an acquisition will be realized to the extent or in the time frame we anticipate. We may lose key employees, customers, vendors and other business partners of a company we acquire after announcement of acquisition plans. In addition, an acquisition may involve a number of risks and difficulties, including expansion into new geographic markets and business areas in which our management has limited prior experience, the diversion of management's attention to the operations and personnel of the acquired company, the integration of the acquired company's personnel, operations and technology systems and applications, changing relationships with customers, vendors or strategic partners, differing regulatory requirements including in new geographic markets and new business areas, and potential short-term adverse effects on our operating results. These challenges can be magnified as the size of the acquisition increases. Any delays or unexpected costs incurred in connection with the integration of an acquired company or otherwise related to an acquisition could have a material adverse effect on our business, financial condition and results of operations.

An acquisition may require significant expenses and can result in increased debt or other contingent liabilities, adverse tax consequences, deferred compensation charges, the recording and later amortization of amounts related to deferred compensation and certain purchased intangible assets, and the refinement or revision of fair value acquisition estimates following the completion of an acquisition, any of which items could negatively impact our business, financial condition and results of operations. In addition, we may record goodwill in connection with an acquisition and incur goodwill impairment charges in the future. Any of these charges could cause the price of our common stock to decline. An acquisition also could absorb substantial cash resources, require us to incur or assume debt obligations, or involve our issuance of additional equity securities. If we issue equity securities in connection with an acquisition, we may dilute our common stock with securities that have an equal or a senior interest in our company. An acquired entity also may be leveraged or dilutive to our earnings per share, or may have unknown liabilities. In addition, the combined entity may have lower than expected revenues or higher expenses and therefore may not achieve the anticipated results. Any of these factors relating to an acquisition could have a material adverse impact on our business, financial condition and results of operations.

Risks related to our intellectual property

Confidentiality agreements with employees, treating physicians and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our proprietary technology and processes, we rely in part on confidentiality provisions in our agreements with employees, treating physicians, and others. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We may be subject to claims that we infringe the intellectual property rights of others, and unfavorable outcomes could harm our business.

Our future operations may be subject to claims, and potential litigation, arising from our alleged infringement of patents, trade secrets, trademarks or copyrights owned by other third parties. Within the healthcare, drug and bio-technology industry, many companies actively pursue infringement claims and litigation, which makes the entry of competitive products more difficult. We may experience claims or litigation initiated by existing, better-funded competitors and by other third parties. Court-ordered injunctions may prevent us from continuing to market existing products or from bringing new products to market and the outcome of litigation and any resulting loss of revenues and expenses of litigation may substantially affect our ability to meet our expenses and continue operations.

Risks related to our healthcare industry

Recent changes in insurance and health care laws have created uncertainty in the health care industry.

The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act, each enacted in March 2010, generally known as the Health Care Reform Law, significantly expanded health insurance coverage to uninsured Americans and changed the way health care is financed by both governmental and private payors. Following the 2016 federal elections, which resulted in the election of the Republican presidential nominee and Republican majorities in both houses of Congress, there were renewed legislative efforts to significantly modify or repeal the Health Care Reform Law and certain executive policy changes designed to modify its impact, including the enactment of the Tax Cuts and Jobs Act in December 2017 which repealed the penalties under the Health Care Reform Law for uninsured persons. In light of the Supreme Court ruling in *California et al. v. Texas et al.* in June 2021 generally supporting the Health Care Reform Law, we cannot predict what further reform proposals, if any, will be adopted, when they may be adopted, or what impact they may have on our business. There may also be other risks and uncertainties associated with the Health Care Reform Law. If we fail to comply or are unable to effectively manage such risks and uncertainties, our financial condition and results of operations could be adversely affected.

We expect that additional state and federal healthcare reform measures may be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare therapies, which could result in reduced demand for our services or additional pricing pressures. In August 2022, President Biden signed into law the Inflation Reduction Act of 2022 ("IRA"), which, among other provisions, included several measures intended to lower the cost of prescription drugs and related healthcare reforms. The IRA permits the Secretary of the Department of Health and Human Services to implement many of these provisions through guidance, as opposed to regulation, for the initial years. We cannot be sure whether additional legislation or rulemaking related to the IRA will be issued or enacted, or what impact, if any, such changes will have on our business.

Our policies and procedures may not fully comply with complex and increasing regulation by state and federal authorities, which could negatively impact our business operations.

The healthcare industry is highly regulated and continues to undergo significant changes as third-party payors, such as Medicare and Medicaid, traditional indemnity insurers, managed care organizations and other private payors, increase efforts to control cost, utilization and delivery of healthcare services. Healthcare companies are subject to extensive and complex federal, state and local laws, regulations and judicial decisions. Our failure or the failure of our treating physicians, to comply with applicable healthcare laws and regulations may result in the imposition of civil or criminal sanctions that we cannot afford, or require redesign or withdrawal of our programs from the market.

We may become subject to medical liability claims, which could cause us to incur significant expenses and may require us to pay significant damages if not covered by insurance.

Our business entails the risk of medical liability claims against both our providers and us. Although we carry insurance covering medical malpractice claims in amounts that we believe are appropriate in light of the risks attendant to our business, successful medical liability claims could result in substantial damage awards that exceed the limits of our insurance coverage. We carry professional liability insurance for ourselves, and we separately carry a general insurance policy, which covers medical malpractice claims. In addition, professional liability insurance is expensive and insurance premiums may increase significantly in the future, particularly as we expand our services. As a result, adequate professional liability insurance may not be available to us in the future at acceptable costs or at all.

Any claims made against us that are not fully covered by insurance could be costly to defend against, result in substantial damage awards against us and divert the attention of our management and our providers from our operations, which could have a material adverse effect on our business, financial condition and results of operations. In addition, any claims may adversely affect our business or reputation.

Our business practices may be found to constitute illegal fee-splitting or corporate practice of medicine, which may lead to penalties and adversely affect our business.

Many states have laws that prohibit business corporations, such as us, from practicing medicine, exercising control over medical judgments or decisions of physicians or other health care professionals (such as nurses or nurse practitioners), or engaging in certain business arrangements with physicians or other health care professionals, such as employment of physicians and other health care professionals or fee-splitting. The state laws and regulations and administrative and judicial decisions that enumerate the specific corporate practice and fee-splitting rules vary considerably from state to state and are enforced by both the courts and government agencies, each with broad discretion. Courts, government agencies or other parties, including physicians, may assert that we are engaged in the unlawful corporate practice of medicine, fee-splitting, or payment for referrals by providing administrative and other services in connection with our treatment programs. As a result of such allegations, we could be subject to civil and criminal penalties, our contracts could be found invalid and unenforceable, in whole or in part, or we could be required to restructure our contractual arrangements. If so, we may be unable to restructure our contractual arrangements on favorable terms, which would adversely affect our business and operations.

Our business practices may be found to violate anti-kickback, physician self-referral or false claims laws, which may lead to penalties and adversely affect our business.

The healthcare industry is subject to extensive federal and state regulation with respect to kickbacks, physician self-referral arrangements, false claims and other fraud and abuse issues.

The federal anti-kickback law (the ''Anti-Kickback Law'') prohibits, among other things, knowingly and willfully offering, paying, soliciting, receiving, or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for, or recommending of an item or service that is reimbursable, in whole or in part, by a federal health care program. ''Remuneration'' is broadly defined to include anything of value, such as, for example, cash payments, gifts or gift certificates, discounts, or the furnishing of services, supplies, or equipment. The Anti-Kickback Law is broad, and it prohibits many arrangements and practices that are lawful in businesses outside of the health care industry.

Recognizing the breadth of the Anti-Kickback Law and the fact that it may technically prohibit many innocuous or beneficial arrangements within the health care industry, the Office of Inspector General (''OIG'') has issued a series of regulations, known as the "safe harbors." Compliance with all requirements of a safe harbor immunizes the parties to the business arrangement from prosecution under the Anti-Kickback Law. The failure of a business arrangement to fit within a safe harbor does not necessarily mean that the arrangement is illegal or that the OIG will pursue prosecution. Still, in the absence of an applicable safe harbor, a violation of the Anti-Kickback Law may occur even if only one purpose of an arrangement is to induce referrals. The penalties for violating the Anti-Kickback Law can be severe. These sanctions include criminal and civil penalties, imprisonment, and possible exclusion from the federal health care programs. Many states have adopted laws similar to the Anti-Kickback Law, and some apply to items and services reimbursable by any payor, including private insurers.

In addition, the federal ban on physician self-referrals, commonly known as the Stark Law, prohibits, subject to certain exceptions, physician referrals of Medicare patients to an entity providing certain "designated health services" if the physician or an immediate family member of the physician has any financial relationship with the entity. A "financial relationship" is created by an investment interest or a compensation arrangement. Penalties for violating the Stark Law include the return of funds received for all prohibited referrals, fines, civil monetary penalties, and possible exclusion from the federal health care programs. In addition to the Stark Law, many states have their own self-referral bans, which may extend to all self-referrals, regardless of the payor.

The federal False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment to the federal government. Under the False Claims Act, a person acts knowingly if he has actual knowledge of the information or acts in deliberate ignorance or in reckless disregard of the truth or falsity of the information. Specific intent to defraud is not required. Violations of other laws, such as the Anti-Kickback Law or the FDA prohibitions against promotion of off-label uses of drugs, can lead to liability under the federal False Claims Act. The qui tam provisions of the False Claims Act allow a private individual to bring an action on behalf of the federal government and to share in any amounts paid by the defendant to the government in connection with the action. The number of filings of qui tam actions has increased significantly in recent years. When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties of between $5,500 and $11,000 for each false claim. Conduct that violates the False Claims Act may also lead to exclusion from the federal health care programs. Given the number of claims likely to be at issue, potential damages under the False Claims Act for even a single inappropriate billing arrangement could be significant. In addition, various states have enacted similar laws modeled after the False Claims Act that apply to items and services reimbursed under Medicaid and other state health care programs, and, in several states, such laws apply to claims submitted to all payors.

On May 20, 2009, the Federal Enforcement and Recovery Act of 2009, or FERA, became law, and it significantly amended the federal False Claims Act. Among other things, FERA eliminated the requirement that a claim must be presented to the federal government. As a result, False Claims Act liability extends to any false or fraudulent claim for government money, regardless of whether the claim is submitted to the government directly, or whether the government has physical custody of the money. FERA also specifically imposed False Claims Act liability if an entity "knowingly and improperly avoids or decreases an obligation to pay or transmit money or property to the Government." As a result, the knowing and improper failure to return an overpayment can serve as the basis for a False Claims Act action. In March 2010, Congress passed the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively the ACA, which also made sweeping changes to the federal False Claims Act. The ACA also established that Medicare and Medicaid overpayments must be reported and returned within 60 days of identification or when any corresponding cost report is due.

Finally, the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations created the crimes of health care fraud and false statements relating to health care matters. The health care fraud statute prohibits knowingly and willfully executing a scheme to defraud any health care benefit program, including a private insurer. The false statements statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious, or fraudulent statement in connection with the delivery of or payment for health care benefits, items, or services. A violation of this statute is a felony and may result in fines, imprisonment, or exclusion from the federal health care programs.

Federal or state authorities may claim that our fee arrangements, our agreements and relationships with contractors, hospitals and physicians, or other activities violate fraud and abuse laws and regulations. If our business practices are found to violate any of these laws or regulations, we may be unable to continue with our relationships or implement our business plans, which would have an adverse effect on our business and results of operations. Further, defending our business practices could be time consuming and expensive, and an adverse finding could result in substantial penalties or require us to restructure our operations, which we may not be able to do successfully.

Our business practices may be subject to state regulatory and licensure requirements.

Our business practices may be regulated by state regulatory agencies that generally have discretion to issue regulations and interpret and enforce laws and rules. These regulations can vary significantly from jurisdiction to jurisdiction, and the interpretation of existing laws and rules also may change periodically. Some of our business and related activities may be subject to state health care-related regulations and requirements, including managed health care, utilization review (UR) or third-party administrator-related regulations and licensure requirements. These regulations differ from state to state, and may contain network, contracting, and financial and reporting requirements, as well as specific standards for delivery of services, payment of claims, and adequacy of health care professional networks. If a determination is made that we have failed to comply with any applicable state laws or regulations, our business, financial condition and results of operations could be adversely affected.

If our providers or experts are characterized as employees, we would be subject to employment and withholding liabilities.

We structure our relationships with our providers and experts in a manner that we believe results in an independent contractor relationship, not an employee relationship. An independent contractor is generally distinguished from an employee by his or her degree of autonomy and independence in providing services. A high degree of autonomy and independence is generally indicative of a contractor relationship, while a high degree of control is generally indicative of an employment relationship. On October 13, 2022, the Department of Labor published its "Employee or Independent Contractor Classification under the Fair Labor Standards Act" (the "FLSA Standards") that would rescind existing guidance adopted under the Trump Administration and broaden the scope of the so-called "economic realities test" used to classify workers, likely making it more difficult for workers to be classified as independent contractors. Although we believe that our providers and experts are properly characterized as independent contractors, tax or other regulatory authorities may in the future challenge our characterization of these relationships particularly if the new FLSA Standards are adopted. If such regulatory authorities or state, federal or foreign courts were to determine that our providers or experts are employees, and not independent contractors, we would be required to withhold income taxes, to withhold and pay social security, Medicare and similar taxes and to pay unemployment and other related payroll taxes. We would also be liable for unpaid past taxes and subject to penalties. As a result, any determination that our providers or experts are our employees could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to healthcare anti-fraud initiatives, which may lead to penalties and adversely affect our business.

State and federal government agencies are devoting increased attention and resources to anti-fraud initiatives against healthcare providers and the entities and individuals with whom they do business, and such agencies may define fraud expansively to include our business practices, including the receipt of fees in connection with a healthcare business that is found to violate any of the complex regulations described above. While to our knowledge we have not been the subject of any anti-fraud investigations, if such a claim were made, defending our business practices could be time consuming and expensive and an adverse finding could result in substantial penalties or require us to restructure our operations, which we may not be able to do successfully.

Our use and disclosure of patient information is subject to privacy and security regulations, which may result in increased costs.

In providing administrative services to healthcare providers and operating our treatment programs, we may collect, use, disclose, maintain and transmit patient information in ways that will be subject to many of the numerous state, federal and international laws and regulations governing the collection, use, disclosure, storage, privacy and security of patient-identifiable health information, including the administrative simplification requirements of the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations (HIPAA) and the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH). The HIPAA Privacy Rule restricts the use and disclosure of certain patient information ("Protected Health Information" or "PHI"), and requires safeguarding that information. The HIPAA Security Rule and HITECH establish elaborate requirements for safeguarding PHI transmitted or stored electronically. HIPAA applies to covered entities, which may include healthcare facilities and also includes health plans that will contract for the use of our programs and our services. HIPAA and HITECH require covered entities to bind contractors that use or disclose protected health information (or "Business Associates") to compliance with certain aspects of the HIPAA Privacy Rule and all of the HIPAA Security Rule. In addition to contractual liability, Business Associates are also directly subject to regulation by the federal government. Direct liability means that we are subject to audit, investigation and enforcement by federal authorities. HITECH imposes breach notification obligations requiring us to report breaches of "Unsecured Protected Health Information" or PHI that has not been encrypted or destroyed in accordance with federal standards. Business Associates must report such breaches so that their covered entity customers may in turn notify all affected patients, the federal government, and in some cases, local or national media outlets. We may be required to indemnify our covered entity customers for costs associated with breach notification and the mitigation of harm resulting from breaches that we cause. If we are providing management services that include electronic billing on behalf of a physician practice or facility that is a covered entity, we may be required to conduct those electronic transactions in accordance with the HIPAA regulations governing the form and format of those transactions. Services provided under our Ontrak

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solution not only require us to comply with HIPAA and HITECH but also Title 42 Part 2 of the Code of Federal Regulations ("Part 2"). Part 2 is a federal, criminal law that severely restricts our ability to use and disclose drug and alcohol treatment information obtained from federally-supported treatment facilities. Our operations must be carefully structured to avoid liability under this law. Our Ontrak solution qualifies as a federally funded treatment facility which requires us to disclose information on members only in compliance with Title 42.

In addition to the federal privacy regulations, there are a number of state laws governing the privacy and security of health and personal information. The penalties for violation of these laws vary widely and the area is rapidly evolving.

In 2018, California passed the California Consumer Privacy Act (the "CCPA"), which gives consumers significant rights over the use of their personal information, including the right to object to the "sale" of their personal information. In 2020, Californians voted to enact the California Privacy Rights Act (CPRA), which amends the CCPA by expanding consumers' rights in their personal information and creating a new governmental agency to interpret and enforce the statute. Most provisions of the CPRA will become effective on January 1, 2023. While information covered by HIPAA is generally exempt from the applicability of the CCPA as amended by the CPRA, the rights of consumers under the CCPA may restrict our ability to use personal information in connection with our business operations. The CCPA also provides a private right of action for certain security breaches.

In 2019, New York passed a law known as the SHIELD Act, which expands data breach reporting obligations and requires companies to have robust data security programs in place. More recently, New York and other states, including Washington, have introduced significant privacy bills, and Congress is debating federal privacy legislation, which if passed, may restrict our business operations and require us to incur additional costs for compliance.

In addition, several foreign countries and governmental bodies, including the E.U., Brazil and Canada, have laws and regulations concerning the collection and use of personally identifiable information obtained from their residents, including identifiable health information, which are often more restrictive than those in the U.S. laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of personally identifiable information, including health information, identifying, or which may be used to identify, an individual, such as names, email addresses and, in some jurisdictions, Internet Protocol (IP) addresses, device identifiers and other data. Although we currently conduct business only in the United States of America, these laws and regulations could become applicable to us in the event we expand our operations into other countries. These and other obligations may be modified and interpreted in different ways by courts, and new laws and regulations may be enacted in the future.

Within the EEA, the General Data Protection Regulation ("GDPR") took full effect on May 25, 2018, superseding the 1995 European Union Data Protection Directive and becoming directly applicable across E.U. member states. The GDPR includes more stringent operational requirements for processors and controllers of personal data (including health information) established in and outside of the EEA, imposes significant penalties for non-compliance and has broader extra-territorial effect. As the GDPR is a regulation rather than a directive, it applies throughout the EEA, but permits member states to enact supplemental requirements if they so choose. Noncompliance with the GDPR can trigger fines of up to the greater of €20 million or 4% of global annual revenues. Further, a Data Protection Act substantially implementing the GDPR was enacted in the U.K., effective in May 2018. It remains unclear, however, how U.K. data protection laws or regulations will develop in the medium to longer term and how data transfers to and from the U.K. will be regulated in light of the U.K.'s withdrawal from the E.U. In addition, some countries are considering or have enacted legislation requiring local storage and processing of data that could increase the cost and complexity of delivering our services.

We believe that we have taken the steps required of us to comply with laws governing the privacy and security of personal information, including health information privacy and security laws and regulations, in all applicable jurisdictions, both state and federal. However, we may not be able to maintain compliance in all jurisdictions where we do business. In addition, to the extent we disclose such information to our third-party service providers in the course of our business, we may be indirectly liable for their misuse or other unauthorized disclosure of such personal information (including health information). Failure to maintain compliance, or changes in state or federal privacy and security laws could result in civil and/or criminal penalties and could have a material adverse effect on our business, including significant reputational damage associated with a breach. Under HITECH, we are subject to prosecution or administrative enforcement and increased civil and criminal penalties for non-compliance, including a four-tiered system of monetary penalties. We are also subject to enforcement by state attorneys general who were given authority to enforce HIPAA under HITECH, and who have authority to enforce state-specific data privacy and security laws. If regulations change, if we expand the territorial scope of our operations, or if it is determined that we are not in compliance with privacy regulations, we may be required to modify aspects of our program, which may adversely affect program results and our business or profitability.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business, prevent us from accessing critical information or expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we collect and store sensitive data, including legally protected patient health information, personally identifiable information about our employees, intellectual property, and proprietary business information. We manage and maintain our applications and data utilizing an off-site co-location facility. These applications and data encompass a wide variety of business critical information including research and development information, commercial information and business and financial information.

The secure processing, storage, maintenance and transmission of this critical information is vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take measures to protect sensitive information from unauthorized access or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers, viruses, breaches or interruptions due to employee error or malfeasance, breaches or interruptions due to the malfeasance or negligence of any of our third-party service providers, terrorist attacks, earthquakes, fire, flood, other natural disasters, power loss, computer systems failure, data network failure, Internet failure or lapses in compliance with privacy and security mandates. We may be subject to distributed denial of service (DDOS) attacks by hackers aimed at disrupting service to patients and customers. Our response to such DDOS attacks may be insufficient to protect our network and systems. In addition, there has been a continuing increase in the number of malicious software attacks in a wide variety of different industries, including malware, ransomware, and email phishing scams, particularly since the start of the COVID-19 pandemic. Any such virus, breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, publicly disclosed, lost or stolen. We have measures in place that are designed to detect and respond to such security incidents and breaches of privacy and security mandates. Nonetheless, we cannot guarantee our backup systems, regular data backups, security protocols, network protection mechanisms and other procedures currently in place, or that may be in place in the future, will be adequate to prevent or remedy network and service interruption, system failure, damage to one or more of our systems, data loss, security breaches or other data security incidents. We might be required to expend significant capital and resources to protect against or address such incidents. Any access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information (such as HIPAA and state data security laws), government enforcement actions and regulatory penalties. We may also be required to indemnify our customers for costs associated with having their data on our system breached. Unauthorized access, loss or dissemination could also interrupt our operations, including our ability to provide treatment, bill our customers, provide customer support services, conduct research and development activities, process and prepare company financial information, manage various general and administrative aspects of our business and damage our reputation, or we may lose one or more of our customers, especially if they felt their data may be breached, any of which could adversely affect our business.

Certain of our professional healthcare employees, such as nurses, must comply with individual licensing requirements.

All of our healthcare professionals who are subject to licensing requirements, such as our care coaches, are licensed in the state in which they provide professional services in person. While we believe our nurses provide coaching and not professional services, one or more states may require our healthcare professionals to obtain licensure if providing services telephonically across state lines to the state's residents. Healthcare professionals who fail to comply with these licensure requirements could face fines or other penalties for practicing without a license, and we could be required to pay those fines on behalf of our healthcare professionals. If we are required to obtain licenses for our nurses in states where they provide telephonic coaching, it would significantly increase the cost of providing our product. In addition, new and evolving agency interpretations, federal or state legislation or regulations, or judicial decisions could lead to the implementation of out-of-state licensure requirements in additional states, and such changes would increase the cost of services and could have a material effect on our business.


Risks related to our preferred stock


Our Series A Preferred Stock ranks junior to all of our indebtedness and other liabilities.

In the event of our bankruptcy, liquidation, dissolution or winding-up of our affairs, our assets will be available to pay obligations on the Series A Preferred Stock only after all of our indebtedness and other liabilities have been paid. The rights of holders of the Series A Preferred Stock to participate in the distribution of our assets will rank junior to the prior claims of our current and future creditors and any future series or class of preferred stock we may issue that ranks senior to the Series A Preferred Stock. Also, the Series A Preferred Stock effectively ranks junior to all existing and future indebtedness and to the indebtedness and other liabilities of our existing subsidiaries and any future subsidiaries. Our existing subsidiaries are, and future subsidiaries would be, separate legal entities and have no legal obligation to pay any amounts to us in respect of dividends due on the Series A Preferred Stock.

At December 31, 2022, our total liabilities equaled $20.1million. If we are forced to liquidate our assets to pay our creditors, we may not have sufficient assets to pay amounts due on any or all of the Series A Preferred Stock then outstanding.

Our future debt instruments may restrict the authorization, payment or setting apart of dividends on the Series A Preferred Stock. Also, future offerings of debt or senior equity securities may adversely affect the market price of the Series A Preferred Stock. If we decide to issue debt or senior equity securities in the future, it is possible that these securities will be governed by an indenture or other instruments containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of the Series A Preferred Stock and may result in dilution to owners of the Series A Preferred Stock. We and, indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. The holders of the Series A Preferred Stock will bear the risk of our future offerings, which may reduce the market price of the Series A Preferred Stock and will dilute the value of their holdings in us.

There can be no assurance that our Series A Preferred Stock will continue to be listed on Nasdaq, which could limit investors' ability to make transactions in our Series A Preferred Stock.

Our Series A Preferred Stock is traded on the Nasdaq Capital Market under the symbol "OTRKP." To maintain our listing we are required to satisfy continued listing requirements, including the requirement commonly referred to as the minimum bid price rule. The minimum bid price rule requires that the closing bid price of our Series A Preferred Stock be at least $1.00 per share. At the end of 2022 and the beginning of 2023, we were not in compliance with the minimum bid price rule with respect to our Series A Preferred Stock. We regained compliance with the rule in February 2023, but subsequently on April 13, 2023, we received a notice from the Staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC indicating that we no longer met the minimum bid price rule with respect to our Series A Preferred Stock because the closing bid price of our Series A Preferred Stock was less than $1.00 for the previous 30 consecutive business days. The notice had no immediate effect on the listing of our Series A Preferred Stock on The Nasdaq Capital Market. We have 180-calendar days (or until October 10, 2023) to regain compliance. If at any time during such 180-calendar day period the closing bid price of our Series A Preferred Stock is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide us written confirmation of compliance and the matter will be closed. There can be no assurance that we will be able to regain compliance with the minimum bid price rule or continue to satisfy other continued listing standards and maintain the listing of our Series A Preferred Stock on Nasdaq. The suspension or delisting of our Series A Preferred Stock, or the commencement of delisting proceedings, for whatever reason could, among other things, materially impair our stockholders' ability to buy and sell shares of our Series A Preferred Stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our Series A Preferred Stock. See also "*There can be no assurance that our common stock will continue to be listed on Nasdaq or, if listed, that we will be able to comply with the continued listing standards of Nasdaq, which could limit investors' ability to make transactions in our securities and subject us to additional trading restrictions*," below.

The liquidity of the market for our Series A Preferred Stock also depends on a number of other factors, including prevailing interest rates, our financial condition and operating results, the number of holders of our Series A Preferred Stock, the market for similar securities and the interest of securities dealers in making a market in our Series A Preferred Stock. We cannot predict the extent to which investor interest in our Company will maintain the trading market in our Series A Preferred Stock, or how liquid that market will be. If an active market is not maintained, investors may have difficulty selling shares of our Series A Preferred Stock.

We may not be able to pay dividends on the Series A Preferred Stock if we have insufficient cash or available 'surplus' as defined under Delaware law to make such dividend payments.

Our ability to pay cash dividends on the Series A Preferred Stock requires us to have either net profits or positive net assets (total assets less total liabilities) over our capital, and that we have sufficient working capital in order to be able to pay our debts as they become due in the usual course of business. Our ability to pay dividends may also be impaired if any of the risks described in this Annual Report on Form 10-K were to occur. Also, payment of our dividends depends upon our financial condition and other factors as our board of directors may deem relevant from time to time. We cannot assure you that our businesses will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to make distributions on our common stock, if any, and preferred stock, including the Series A Preferred Stock to pay our indebtedness or to fund our other liquidity needs.

We have established a segregated account that was funded with a portion of the proceeds from sales of Series A Preferred Stock to pre-fund quarterly dividend payments on the Series A Preferred Stock until August 2022, although the payment of such amounts on deposit to holders of the Series A Preferred Stock is subject to compliance with applicable laws and with the foregoing limitations. Additionally, once the funds in the segregated account are exhausted, there can be no assurance that we will have sufficient cash flow from operations to continue such dividend payments. The amounts on deposit are also assets of our consolidated entity and while we have agreed not to use such amount for any corporate purposes other than payments of dividends on the Series A Preferred Stock, such account will be available to our creditors generally in the event holders of our indebtedness or other obligations arising in the ordinary course of business seek to pursue remedies under bankruptcy or insolvency laws or otherwise. In addition, our Board of Directors is not required to declare a dividend on the Series A Preferred Stock and did not declare a dividend on the Series A Preferred Stock for the quarters ended May 30, 2022, August 31, 2022, November 30, 2022 and February 28, 2023. In addition, our Board of Directors may determine that the use of such amount on deposit for other corporate purposes is required pursuant to the exercise of their fiduciary duties to our common stockholders. You should be aware that the pre-funded dividends may not be available to make such payments in the amounts and at the times required under the terms of the Series A Preferred Stock or at all. Our ability to finance our operations for at least the next 12 months from the date the financial statements included in this report are released assumes the availability of such amounts for general corporate purposes as discussed in Note 3 of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Form 10-K.

Future issuances of preferred stock may reduce the value of the Series A Preferred Stock.

We may sell additional shares of preferred stock on terms that may differ from the Series A Preferred Stock. Such shares could rank on parity with or, subject to the voting rights referred to above (with respect to issuances of new series of preferred stock), senior to the Series A Preferred Stock as to distribution rights or rights upon liquidation, winding up or dissolution. The subsequent issuance of additional shares of Series A Preferred Stock, or the creation and subsequent issuance of additional classes of preferred stock on parity with the Series A Preferred Stock, could dilute the interests of the holders of Series A Preferred Stock offered hereby. Any issuance of preferred stock that is senior to the Series A Preferred Stock would not only dilute the interests of the holders of Series A Preferred Stock, but also could affect our ability to pay distributions on, redeem or pay the liquidation preference on the Series A Preferred Stock.

Market interest rates may materially and adversely affect the value of the Series A Preferred Stock.

One of the factors that influences the price of the Series A Preferred Stock is the dividend yield on the Series A Preferred Stock (as a percentage of the market price of the Series A Preferred Stock) relative to market interest rates. Continued increase in market interest rates may lead prospective purchasers of the Series A Preferred Stock to expect a higher dividend yield (and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for dividend payments). Thus, higher market interest rates could cause the market price of the Series A Preferred Stock to materially decrease.

The special exchange right that the Series A Preferred Stock is entitled to may make it more difficult for a party to acquire us or discourage a party from acquiring us.

The Series A Preferred Stock special exchange right may have the effect of discouraging a third party from making an acquisition proposal for us or of delaying, deferring or preventing certain of our change of control transactions under circumstances that otherwise could provide the holders of our Series A Preferred Stock with the opportunity to realize a premium over the then-current market price of such equity securities or that stockholders may otherwise believe is in their best interests.

Holders of the Series A Preferred Stock may be unable to use the dividends-received deduction and may not be eligible for the preferential tax rates applicable to "qualified dividend income."

Distributions paid to corporate U.S. holders of the Series A Preferred Stock may be eligible for the dividends-received deduction, and distributions paid to non-corporate U.S. holders of the Series A Preferred Stock may be subject to tax at the preferential tax rates applicable to "qualified dividend income," if we have current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. We do not currently have any accumulated earnings and profits. Additionally, we may not have sufficient current earnings and profits during future fiscal years for the distributions on the Series A Preferred Stock to qualify as dividends for U.S. federal income tax purposes. If the distributions fail to qualify as dividends, U.S. holders would be unable to use the dividends-received deduction and may not be eligible for the preferential tax rates applicable to "qualified dividend income."

Holders of the Series A Preferred Stock may be subject to tax if we make or fail to make certain adjustments to the Exchange Rate of the Series A Preferred Stock even though you do not receive a corresponding cash dividend.

The exchange rate for the Series A Preferred Stock special exchange right is subject to adjustment in certain circumstances. A failure to adjust (or to adjust adequately) such exchange rate after an event that increases your proportionate interest in us could be treated as a deemed taxable dividend to you. If you are a non-U.S. holder, any deemed dividend may be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable treaty, which may be set off against subsequent payments on the Series A Preferred Stock. In April 2016, the Internal Revenue Service issued new proposed income tax regulations in regard to the taxability of changes in exchange rights that will apply to the Series A Preferred Stock when published in final form and may be applied to us before final publication in certain instances.

Our revenues, operating results and cash flows may fluctuate in future periods, and we may fail to meet investor expectations, which may cause the price of our Series A Preferred Stock to decline.

Variations in our quarterly and year-end operating results are difficult to predict, and our income and cash flows may fluctuate significantly from period to period. If our operating results fall below the expectations of investors or securities analysts, the price of our Series A Preferred Stock could decline substantially. Specific factors that may cause fluctuations in our operating results include:

The Series A Preferred Stock represents perpetual equity interests in us, and it has no maturity or mandatory redemption date and are not redeemable at the option of investors under any circumstances. As a result, the Series A Preferred Stock will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Series A Preferred Stock may be required to bear the financial risks of an investment in the Series A Preferred Stock for an indefinite period of time. In addition, the Series A Preferred Stock will rank junior to all our current and future indebtedness and other liabilities. The Series A Preferred Stock will also rank junior to any other senior securities we may issue in the future with respect to assets available to satisfy claims against us.

The Series A Preferred Stock has not been rated.

We have not sought to obtain a rating for the Series A Preferred Stock. No assurance can be given, however, that one or more rating agencies might not independently determine to issue such a rating or that such a rating, if issued, would not adversely affect the market price of the Series A Preferred Stock. Also, we may elect in the future to obtain a rating for the Series A Preferred Stock, which could adversely affect the market price of the Series A Preferred Stock. Ratings only reflect the views of the rating agency or agencies issuing the ratings and such ratings could be revised downward, placed on a watch list or withdrawn entirely at the discretion of the issuing rating agency if in its judgment circumstances so warrant. Any such downward revision, placing on a watch list or withdrawal of a rating could have an adverse effect on the market price of the Series A Preferred Stock.

The market price of the Series A Preferred Stock could be substantially affected by various factors.

The market price of the Series A Preferred Stock depends on many factors, which may change from time to time, including:

•   prevailing interest rates, increases in which may have an adverse effect on the market price of the Series A Preferred Stock;
•   trading prices of similar securities;
•   our history of timely dividend payments;
•   the annual yield from dividends on the Series A Preferred Stock as compared to yields on other financial instruments;
•   general economic and financial market conditions;
•   government action or regulation;
•   the financial condition, performance and prospects of us and our competitors;
•   changes in financial estimates or recommendations by securities analysts with respect to us or our competitors in our industry;
•   our issuance of additional preferred equity or debt securities;
•   actual or anticipated variations in quarterly operating results of us and our competitors; and
•   the ongoing impact of the global COVID-19 pandemic.

As a result of these and other factors, holders of the Series A Preferred Stock may experience a decrease, which could be substantial and rapid, in the market price of the Series A Preferred Stock, including decreases unrelated to our operating performance or prospects.

A holder of Series A Preferred Stock has extremely limited voting rights.

The voting rights for a holder of Series A Preferred Stock are limited. Our shares of common stock are the only class of our securities that carry full voting rights. Voting rights for holders of the Series A Preferred Stock exist primarily with respect to voting on amendments to our certificate of incorporation, including the certificate of designations relating to the Series A Preferred Stock, that materially and adversely affect the rights of the holders of Series A Preferred Stock or authorize, increase or create additional classes or series of our capital stock that are senior to the Series A Preferred Stock. Other than the limited circumstances described in the Certificate of Designations establishing the Series A Preferred Stock and except to the extent required by law, holders of Series A Preferred Stock do not have any voting rights.


Risks related to our common stock


Failure to maintain effective internal controls could adversely affect our operating results and the market for our common stock.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we maintain internal control over financial reporting that meets applicable standards. As with many smaller companies with small staff, material weaknesses in our financial controls and procedures may be discovered. If we are unable, or are perceived as unable, to produce reliable financial reports due to internal control deficiencies, investors could lose confidence in our reported financial information and operating results, which could result in a negative market reaction and adversely affect our ability to raise capital.

Acuitas Group Holdings, LLC owns approximately 40.6% of our outstanding common stock and beneficially owns approximately 85.5% of our outstanding common stock, and as a result of such ownership has the ability to substantially influence the election of directors and other matters submitted to stockholders.

As of the date of this report, 11,891,933 shares of our outstanding stock were owned by, and 102,654,155 shares of our common stock were beneficially owned by, Acuitas Group Holdings, LLC, an entity indirectly wholly owned and controlled by Mr. Peizer, which represents the ownership of approximately 40.6% of our outstanding common stock and the beneficial ownership of approximately 85.5% of our common stock. In addition, under the Keep Well Agreement, the beneficial ownership of Acuitas Group Holdings and its affiliates may increase to 90% of our future outstanding shares of common stock. As a result, Acuitas has and is expected to continue to have the ability to significantly influence the election of our Board of Directors and the outcome of all other matters submitted to our stockholders. Acuitas' interest may not always coincide with our interests or the interests of other stockholders, and Acuitas may act in a manner that advances its best interests and not necessarily those of other stockholders. One consequence to this substantial influence or control is that it may be difficult for investors to remove our management. It could also deter unsolicited takeovers, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

There can be no assurance that our common stock will continue to be listed on Nasdaq or, if listed, that we will be able to comply with the continued listing standards of Nasdaq, which could limit investors' ability to make transactions in our securities and subject us to additional trading restrictions.

Our common stock is traded on NASDAQ under the symbol "OTRK." On September 14, 2022, we received a notice from the Staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC indicating that we no longer met the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) (the "Minimum Bid Price Requirement") because the closing bid price for our common stock was less than $1.00 for the previous 30 consecutive business days. The notice had no immediate effect on the listing of our common stock on The Nasdaq Global Market.

Under Nasdaq Listing Rule 5810(c)(3)(A), we had a 180-calendar day grace period, or until March 13, 2023, to regain compliance with the Minimum Bid Price Requirement. Because we did not regain compliance with the Minimum Bid Price Requirement by March 13, 2023, in order to receive a second 180-calendar day grace period within which to regain compliance, in accordance with Nasdaq Listing Rules, we applied to the Listing Qualifications Department of Nasdaq to transfer the listing of our common stock from The Nasdaq Global Market to The Nasdaq Capital Market and notified Nasdaq of our intention to cure the deficiency during the additional 180-calendar day grace period, such as by effecting a reverse stock split, if necessary.

On March 14, 2023, we received approval to transfer the listing of our common stock from The Nasdaq Global Market to The Nasdaq Capital Market, and as a result, we were granted a second 180-day grace period, or until September 11, 2023, to regain compliance with the Minimum Bid Price Requirement. The Minimum Bid Price Requirement will be met if our common stock has a minimum closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days during the 180-calendar day grace period, unless Nasdaq exercises its discretion to extend such 10-day period. We will be monitoring the closing bid price of our common stock and will effect a reverse stock split, if necessary, in an attempt to regain compliance. There can be no assurance that we will be able to regain compliance with the Minimum Bid Price Requirement. If we do not regain compliance by September 11, 2023, we will receive a notification from Nasdaq that our common stock is subject to delisting. At that time, we may appeal the delisting determination to a Nasdaq hearings panel. Such notification will have no immediate effect on our listing on The Nasdaq Capital Market, nor will it have an immediate effect on the trading of our common stock pending such hearing, if we were to seek an appeal. In addition, even if we were to regain compliance with the Minimum Bid Price Requirement, there can be no assurance that we will be able to maintain compliance with other continued listing requirements for The Nasdaq Capital Market or that our common stock will not be delisted from The Nasdaq Capital Market in the future. For example, The Nasdaq Capital Market requires that companies have: (x) stockholders' equity of at least $2.5 million; (y) a market value of listed securities of at least $35 million; or (z) net income from continuing operations of $500,000 in the company's most recently completed fiscal year or in two of the three most recently completed fiscal years. Our stockholders' equity may become less than $2.5 million later in 2023 and we do not currently meet either of the two alternative compliance standards described in clause (y) and (z).

In addition, even if we were to regain compliance with the Minimum Bid Price Requirement, there can be no assurance that we will be able to maintain compliance with other continued listing requirements for The Nasdaq Capital Market or that our common stock will not be delisted from The Nasdaq Capital Market in the future. For example, The Nasdaq Capital Market requires that companies have: (x) stockholders' equity of at least $2.5 million; (y) a market value of listed securities of at least $35 million; or (z) net income from continuing operations of $500,000 in the company's most recently completed fiscal year or in two of the three most recently completed fiscal years. Our stockholders' equity may become less than $2.5 million later in 2023 and we do not currently meet either of the two alternative compliance standards described in clause (y) and (z).

In addition to the specified criteria for continued listing, Nasdaq also has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for continued listing on the Nasdaq. Nasdaq has exercised this discretionary authority in the past. As reported above, as of the date of this report, Acuitas Group Holdings, LLC owns approximately 40.6% of our outstanding common stock, beneficially owns approximately 85.5% of our common stock, and we have borrowed $19.0 million in principal amount of secured debt from Acuitas under the Keep Well Agreement. Mr. Peizer owns and controls Acuitas and, as reported above, on March 1, 2023, the DOJ announced charges and the SEC filed a civil complaint against Mr. Peizer alleging unlawful insider trading in our stock. On March 1, 2023, Nasdaq requested certain information from us related to the charges against Mr. Peizer. We responded to those requests. No assurances can be given that Nasdaq will not exercise its discretionary public interest authority to delist our common stock or Series A preferred stock due to public interest concerns related to Acuitas' ownership of our common stock or its relationship to us under the Keep Well Agreement.

Maintaining the listing of our common stock on Nasdaq is a condition precedent to receiving the remaining $6.0 million that we will borrow under the Keep Well Agreement. See "*We will need additional funding, and we cannot guarantee that we will satisfy the conditions precedent for the $6.0 million that remains to be borrowed under the Keep Well Agreement or find adequate sources of capital in the future,*" above.

If our common stock is ultimately delisted by Nasdaq, and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, then we could face significant material adverse consequences, including:

- less liquid trading market for our securities;
- more limited market quotations for our securities;
- determination that our common stock is a "penny stock" that requires brokers to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our securities;
- more limited research coverage by stock analysts;
- loss of reputation; and
- more difficult and more expensive equity financings in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as "covered securities." If our common stock remains listed on

Nasdaq, our common stock will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. If our securities were no longer listed on Nasdaq and therefore not "covered securities," we would be subject to regulation in each state in which we offer our securities.

We incur increased costs as a result of operating as a public company, and our management devotes substantial time to compliance initiatives.

We incur significant legal, accounting and other expenses as a public company, including costs resulting from public company reporting obligations under the Exchange Act and regulations regarding corporate governance practices. Nasdaq's listing requirements and the rules of the Securities and Exchange Commission, or the SEC, require that we satisfy certain corporate governance requirements relating to director independence, filing annual and interim reports, stockholder meetings, approvals and voting, soliciting proxies, conflicts of interest and a code of conduct. Our management and other personnel devote a substantial amount of time to ensure that we comply with all of these requirements. Moreover, the reporting requirements, rules and regulations associated with being a public company result in significant legal and financial compliance costs and make some activities more time-consuming and costly. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or to serve as executive officers, or to obtain certain types of insurance, including directors' and officers' insurance, on acceptable terms and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.

Our stock price may be subject to substantial volatility, and the value of our stockholders' investment may decline.

The price at which our common stock trades fluctuates as a result of a number of factors, including the number of shares available for sale in the market, quarterly variations in our operating results and actual or anticipated announcements of our Ontrak solution, announcements regarding new or discontinued Ontrak solution contracts, new products or services by us or competitors, regulatory investigations or determinations, acquisitions or strategic alliances by us or our competitors, recruitment or departures of key personnel, the gain or loss of significant customers, changes in the estimates of our operating performance, actual or threatened litigation, market conditions in our industry and the economy as a whole.

Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common stock, including:

- announcements of new products or services by us or our competitors;
- current events affecting the political, economic and social situation in the United States;
- trends in our industry and the markets in which we operate;
- changes in financial estimates and recommendations by securities analysts;
- acquisitions and financings by us or our competitors;
- the gain or loss of a significant customer;
- quarterly variations in operating results;
- the operating and stock price performance of other companies that investors may consider to be comparable;
- purchases or sales of blocks of our securities; and
- issuances of stock.

We have used the market price of our common stock to establish future payment obligations to stockholders of acquisition targets in the past and may continue to do so in the future; any decline in the market price regardless of whether due to our performance or external market dynamics would give rise to a payment obligation to such holders. Furthermore, stockholders may initiate additional securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur further substantial costs and continue to divert the time and attention of our management.

Future sales of common stock by existing stockholders, or the perception that such sales may occur, could depress our stock price.

The market price of our common stock could decline as a result of sales by, or the perceived possibility of sales by, our existing stockholders. Most of our outstanding shares are eligible for public resale pursuant to Rule 144 under the Securities Act of 1933, as amended. As of December 31, 2022, approximately 10 million shares of our common stock were held by our affiliates and may be sold pursuant to an effective registration statement or in accordance with the volume and other limitations of Rule 144 or pursuant to other exempt transactions. Future sales of common stock by significant stockholders, including those who acquired their shares in private placements or who are affiliates, or the perception that such sales may occur, could depress the price of our common stock.

Future issuances of common stock and hedging activities may depress the trading price of our common stock.

Any future issuance of equity securities, including the issuance of shares upon direct registration, upon satisfaction of our obligations, compensation of vendors, exercise of outstanding warrants, or effectuation of a reverse stock split, could dilute the interests of our existing stockholders, and could substantially decrease the trading price of our common stock. As of December 31, 2022, we had outstanding options to purchase 4,895,522 shares of our common stock at exercise prices ranging from $0.40 to $86.57 per share and warrants to purchase 1,576,256 shares of our common stock at exercise prices ranging from $0.01 to $13.68 per share. Also, as of December 31, 2022, we had a total of 1,449,526 unvested RSUs outstanding. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, in connection with acquisitions, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

In the future, we may need to raise additional funds through public or private financing, which might include sales of equity securities. The issuance of any additional shares of common stock or securities convertible into, exchangeable for, or that represent the right to receive common stock or the exercise of such securities could be substantially dilutive to holders of shares of our common stock. Holders of shares of our common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series. The market price of our common stock could decline as a result of sales of shares of our common stock made after this offering or the perception that such sales could occur. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their interests in our Company.

We have historically relied in part on sales of our common stock to fund our operations, and our future ability to obtain additional capital through stock sales or other securities offerings may be more costly than in the past, or may not be available to us at all.

We have historically relied in part on sales of our common stock to fund our operations. For example, we raised an aggregate of approximately $15.1 million in gross proceeds in fiscal years 2021 and 2022 through the sale of shares of our common stock in offerings made under a Form S-3 "shelf" registration statement. Using a shelf registration statement to conduct an equity offering to raise capital generally takes less time and is less expensive than other means, such as conducting an offering under a Form S-1 registration statement. We are no longer eligible to use a shelf registration statement due to non-payment of dividends on our Series A preferred stock since December 31, 2022. We may choose to conduct an offering of our securities under an exemption from registration under the Securities Act or under a Form S-1 registration statement, but we would expect either of these alternatives to be a more expensive method of raising additional capital and more dilutive to our stockholders relative to using a shelf registration statement.

The holders of our Series A Preferred Stock may be entitled to elect two directors to our board of directors.

Under the terms of the certificate of designation for our Series A Preferred Stock, if dividends on our Series A Preferred have not been paid in an aggregate amount equal to the equivalent of at least six or more quarterly dividends (whether consecutive or not), the number of directors constituting our Board of Directors will be increased by two, and the holders of our Series A Preferred Stock, will have the right, voting separately as a single class, to fill such newly created directorships (and to fill any vacancies in the terms of such directorships). Dividends on our Series A Preferred Stock are payable every February 28, May 30, August 31, and November 30. We did not pay the dividends on our Series A Preferred Stock payable in each of May 2022, August 2022, November 2022 and February 2023. Accordingly, if we do not pay all such dividends and we do not pay dividends with respect at least two additional quarterly dividend dates, the holders of our Series A Preferred Stock will have the right to elect two directors to our board of directors.

Provisions in our certificate of incorporation and Delaware law could discourage a change in control, or an acquisition of us by a third party, even if the acquisition would be favorable to you.

Our amended and restated certificate of incorporation and the Delaware General Corporation Law contain provisions (including the Section 382 Ownership Limit) that may have the effect of making more difficult or delaying attempts by others to obtain control of our Company, even when these attempts may be in the best interests of stockholders. In addition, our amended and restated certificate of incorporation authorizes our Board of Directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Delaware law also imposes conditions on certain business combination transactions with "interested stockholders." These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

We do not expect to pay dividends on our common stock in the foreseeable future.

We have paid no cash dividends on our common stock to date, and we intend to retain our future earnings, if any, to fund the continued development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future on our common stock. Further, any payment of cash dividends will also depend on our financial condition, results of operations, capital requirements and other factors, including contractual restrictions to which we may be subject, and will be at the discretion of our Board of Directors.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 2.   PROPERTIES

Our principal executive and administrative office is located in office space in Henderson, Nevada, that we lease pursuant to a lease agreement we entered into in March 2022. We believe that the current office space is adequate to meet our needs.

Our former principal executive office was in Santa Monica, California. In April 2022, we entered into a sublease agreement with a subtenant for 100% of that office space. On February 16, 2023, we entered into a lease and sublease termination agreement for that office space with the landlord and subtenant with a termination date of February 28, 2023.

ITEM 3.   LEGAL PROCEEDINGS

From time to time, we are subject to various legal proceedings that arise in the normal course of our business activities. As of the date of this Annual Report on Form 10-K, we are not a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our results of operations or financial position, except for the legal proceedings discussed in Note 13, "Commitments and Contingencies" in the Notes to Consolidated Financial Statements, in Part II, Item 8, included in this Annual Report on Form 10-K, which is incorporated by reference herein.

ITEM 4.   MINE SAFETY DISCLOSURES

Not Applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the NASDAQ Capital Market under the symbol "OTRK."

Holders

As of April 12, 2023, there were 36 stockholders of record of our common stock.

Securities Authorized for Issuance under Equity Compensation Plans

Information regarding compensation plans under which equity securities may be issued is included in Item 12 of Part III of this report through incorporation by reference to our definitive proxy statement to be filed in connection with our 2023 Annual Meeting of Stockholders.

Unregistered Sales of Securities

All sales of unregistered securities during the year ended December 31, 2022 were previously disclosed in a Quarterly Report on Form 10-Q or Current Report on Form 8-K.

Issuer Purchase of Equity Securities

None.

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive positions, growth opportunities for existing products, plans and objectives of management, markets for our stock and other matters. Statements in this report that are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the Exchange Act of 1934, as amended (the "Exchange Act") and Section 27A of the Securities Act of 1933, as amended. Such forward-looking statements, including, without limitation, those relating to the future business prospects, our revenue and income, wherever they occur, are necessarily estimates reflecting the best judgment of our senior management as of the date on which they were made, or if no date is stated, as of the date of this report. These forward-looking statements are subject to a variety of risks, uncertainties and assumptions, including those described in the "Risk Factors" in Item 1A of Part I of this Annual Report on Form 10-K ("Form 10-K"), that may affect the operations, performance, development and results of our business. Because the factors discussed in this report could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any such forward-looking statements. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We assume no obligation and do not intend to update these forward-looking statements, except as required by law.

All references to "Ontrak," "Ontrak, Inc.," "we," "us," "our" or the "Company" mean Ontrak, Inc., its wholly-owned subsidiaries and variable interest entities, except where it is made clear that the term means only the parent company.

OVERVIEW

General

Ontrak, Inc. ("Ontrak," "Company," "we," "us" or "our") is an artificial intelligence ("AI")-powered and telehealth-enabled, virtualized healthcare company, whose mission is to help improve the health and save the lives of as many people as possible. Our technology-enabled platform provides claim-based analytics and predictive modeling to provide analytic insights throughout the delivery of our personalized treatment program. Our program predicts people whose chronic disease will improve with behavior change, recommends effective care pathways that people are willing to follow, and engages and guides them to and through the care they need. By combining predictive analytics with human engagement, we deliver improved member health and validated outcomes and savings to healthcare payors.

Our integrated, technology-enabled Ontrak™ programs are designed to provide healthcare solutions to members with behavioral conditions that cause or exacerbate chronic medical conditions such as diabetes, hypertension, coronary artery disease, chronic obstructive pulmonary disease, and congestive heart failure, which result in high medical costs. Ontrak has a unique ability to engage these members, who do not otherwise seek behavioral healthcare, leveraging proprietary enrollment capabilities built on deep insights into the drivers of care avoidance. Ontrak integrates evidence-based psychosocial and medical interventions delivered either in-person or via telehealth, along with care coaching and in-market community care coordinators who address the social and environmental determinants of health, including loneliness. Our programs seek to improve member health and deliver validated cost savings to healthcare payors.

We operate as one segment in the United States and we have contracted with leading national and regional health plans to make the Ontrak program available to eligible members.

Recent Developments

Management Changes

On March 2, 2023, Terren S. Peizer resigned as a member of the Board of Directors, as Chairman of the Board, as Executive Chairman, and as Chief Executive Officer of the Company, effective immediately. Mr. Peizer explained that his resignation was for the good of the Company and to minimize any distraction from the important work that the Company does.

Effective March 3, 2023, the Company's Board of Directors appointed Brandon H. LaVerne as Interim Chief Executive Officer of the Company, effective immediately. Mr. LaVerne served as the Company's Co-President and Chief Operating Officer since June 27, 2022 and continues to serve as Chief Operating Officer, but will no longer serve as Co-President.

As a result of the changes in Mr. LaVerne's roles with the Company, Mary Louise Osborne serves as the Company's President and Chief Commercial Officer. Ms. Osborne served as the Company's Co-President and Chief Commercial Officer since June 27, 2022 and August 2021, respectively.

Legal Proceedings

On March 1, 2023, the U.S. Department of Justice (the "DOJ") announced charges and the SEC filed a civil complaint against Mr. Peizer alleging unlawful insider trading in the Company's stock. Neither the Company nor any other current or former director or employee of the Company were charged by the DOJ or sued by the SEC.

Keep Well Agreement

We entered into a Master Note Purchase Agreement with Acuitas Capital LLC ("Acuitas Capital" and together with its affiliates, including Acuitas Group Holdings, LLC and Terren S. Peizer, "Acuitas") dated as of April 15, 2022, which was amended on each of August 12, 2022, November 19, 2022, and December 30, 2022 (as amended, the "Keep Well Agreement").

Acuitas Capital, which is our largest stockholder, is an entity indirectly wholly owned and controlled by Mr. Peizer, our former Chief Executive Officer and Chairman. See the risk factor titled "*Acuitas Group Holdings, LLC owns approximately 40.6% of our outstanding common stock and beneficially owns approximately 85.5% of our outstanding common stock, and as a result of such ownership has the ability to substantially influence the election of directors and other matters submitted to stockholders*" in Item 1A. Risk Factors of Part I of this report. The Keep Well Agreement was evaluated by, and negotiated at the direction of, a special committee of independent and disinterested directors of our board of directors. Our board of directors approved the Keep Well Agreement upon the recommendation for such approval by such committee.

To date, we borrowed $19.0 million of the $25.0 million that we may borrow under the Keep Well Agreement. Our obligations under the Keep Well Agreement are unconditionally guaranteed by certain of our subsidiaries and secured by a first priority lien on substantially all of our present and future property and assets, subject to customary exceptions and exclusions. Borrowings under the Keep Well Agreement are evidenced by senior secured convertible promissory notes (collectively, the "Keep Well Notes"). The Keep Well Notes are due on June 30, 2024, subject to acceleration for certain customary events of default, including for failure to make payments when due, our breach of certain covenants and representations in the Keep Well Agreement, our default under other agreements related to indebtedness, our bankruptcy or dissolution, and a change of control of the Company.

Of the remaining $6.0 million we may borrow, subject to the conditions in the Keep Well Agreement, $4.0 million is to be funded in June 2023 and $2.0 million in September 2023. One of the conditions precedent to funding is that our common stock is listed on Nasdaq, and there are no assurances that we will satisfy that condition in the future. See the risk factor titled, "*There can be no assurance that our common stock will continue to be listed on Nasdaq or, if listed, that we will be able to comply with the continued listing standards of Nasdaq, which could limit investors' ability to make transactions in our securities and subject us to additional trading restrictions*" in Item 1A. Risk Factors of Part I of this report.

The Keep Well Notes are convertible into shares of our common stock at any time, and in connection with the issuance of each Keep Well Note, we issue a warrant to purchase shares of our common stock to Acuitas, and in connection with the conversion of the principal amount of any Keep Well Note and/or accrued interest thereon into shares of our common stock, we will issue to Acuitas a warrant to purchase shares of our common stock. The conversion price of the Keep Well Notes is currently $0.40 and is subject to adjustment, subject to a floor of $0.15 (subject to adjustment for stock splits and the like). The warrants issued under the Keep Well Agreement have a term of five-years and an exercise price of $0.45 per share, subject to adjustment for stock splits and the like. See the risk factor titled, "*Acuitas Group Holdings, LLC owns approximately 40.6% of our outstanding common stock and beneficially owns approximately 85.5% of our outstanding common stock, and as a result of such ownership has the ability to substantially influence the election of directors and other matters submitted to stockholders*" in Item 1A. Risk Factors of Part I of this report.

For additional information regarding the Keep Well Agreement and the transactions related thereto, please see the discussion under "Keep Well Agreement" in Note 9 of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Form 10-K.

2024 Notes

The Company was party to a Note Purchase Agreement dated September 24, 2019 (the "Note Agreement") with Goldman Sachs Specialty Lending Group, L.P. and any other purchasers party thereto from time to time (collectively, the "Holders"), as amended, pursuant to which the Company initially issued $35.0 million aggregate principal amount of senior secured notes (the "Initial 2024 Notes"). In August 2020, the Company issued an additional $10.0 million principal amount of senior secured notes as provided under the additional note purchase commitment of the Note Agreement (together with the Initial 2024 Notes, the "2024 Notes").On March 8, 2022, the Company entered into an Eight Amendment to Note Purchase Agreement with the Holders (the "Eighth Amendment"), which among other things, amended certain financial covenants intended to increase the Company's financial flexibility, a prepayment of $11.0 million of the outstanding loan balance without the incurrence of a yield maintenance premium or prepayment fee, which prepayment was made by the Company on March 8, 2022, placed restrictions on the declaration and payment of dividends on the Company's Series A Preferred Stock until after December 31, 2022, and elimination of LIBOR as a reference rate such that the 2024 Notes only bear interest at the Base Rate, as defined in the Note Agreement, going forward. During the first half of 2022, the Company prepaid a total of $31.7 million (including the above mentioned $11.0 million) of the 2024 Notes, and wrote off $2.0 million of debt issuance costs related to the 2024 Notes.

On July 15, 2022, the Company entered into a payoff letter agreement with the Holders of our 2024 Notes, pursuant to which the Company paid in full the outstanding loan balance under the 2024 Notes of approximately $7.6 million, which included $0.1 million of accrued interest as of July 15, 2022. The Company funded the payoff with $2.6 million of its cash on hand and

$5 million of borrowing under the Keep Well Agreement, as discussed below. All obligations owing by the Company under the Note Purchase Agreement were released, discharged and satisfied in full, and the Note Purchase Agreement was terminated (other than those provisions therein that expressly survive termination), and all liens securing the Company's obligations under the Note Purchase Agreement were released. In July 2022, the Company wrote off the remaining $1.3 million of debt issuance costs related to the 2024 Notes.

In connection with entering into the Eighth Amendment, the Company issued to Special Situations Investing Group II, LLC (the "Holder"), a Purchase Warrant for Common Shares (the "Amendment Warrant") pursuant to which the Holder may purchase shares of the Company's common stock in an aggregate amount of up 111,680 shares. Also, the Company agreed to issue to the Holder, beginning March 31, 2022 and until the earlier of (i) date the 2024 Notes have been paid in full and (ii) October 31, 2022, additional warrants (each a "Ticking Warrant" and together with the Amendment Warrant, the "Warrants"), having the same terms as the Amendment Warrant, to purchase a number of shares of the Company's common stock equal to $47,500, to be calculated based on the volume weighted average trading price of the Company's common stock during the five (5) trading day period immediately preceding the date such Ticking Warrant is issued, not to exceed 7% of the outstanding shares of the Company's common stock on the date of the Eighth Amendment. The Warrants were offered and sold to the Holder in a private placement exempt from registration under the Securities Act. The Warrants may be exercised by the Holder at an exercise price equal to $0.01 per share and will expire on September 24, 2026. As of December 31, 2022, Ticking Warrants issued to the Holder to purchase 118,931 shares of the Company's common stock were outstanding.

Customer Notifications, Reduction in Workforce and Restructuring

In February 2021, we were notified by our then largest customer that the participation status with this customer will be terminated. As a result of this notice, our management assessed various options and deemed it prudent to initiate a workforce reduction plan intended to align our resources and manage our operating costs, resulting in reduction of 35% of full time positions. In addition, in August 2021, we received a termination notice from another customer of their intent not to continue the program past December 31, 2021. We believe the reasons for that customer's decision to terminate were specific to the customer's corporate shift in strategic direction. Each of these customers' members completed their participation in our program as of December 31, 2021. For information regarding concentration of our customers, refer to Note 4 of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

In November 2021, our management approved a restructuring plan as part of management's cost saving measures in order to reduce its operating costs, optimize its business model and help align with its previously stated strategic initiatives. The restructuring plan included reductions in workforce, a strategic change in our technology enhancement plan to purchase an alternative third-party software product for implementation and abandon internally-developed software as it would provide a significant amount of functionality needed in a more cost effective and timely manner, and identification and write-off of obsolete assets, including computers, equipment and other capitalized contract costs.

In August 2022, our management approved a restructuring plan as part of management's continued cost saving measures in order to reduce its operating costs, optimize its business model and help align with its previously stated strategic initiatives. Under the restructuring plan, we reduced approximately 34% of positions and $7.7 million of annual compensation costs, as well as approximately $3.0 million of annual third party costs. During the year ended December 31, 2022, we incurred a total of approximately $0.9 million of termination benefits to the impacted employees, including severance payments and benefits, recorded as part of "Restructuring, severance and related costs" on our consolidated statement of operations for the year ended December 31, 2022. For information regarding restructuring, severance and related costs for the years ended December 31, 2022 and 2021, refer to Note 6 of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

On March 9, 2023, as part of our continued cost saving measures and to reduce our operating costs and to help align with our previously stated strategic initiatives, our management implemented additional headcount reductions wherein approximately 19% of our employee positions were eliminated. These headcount reductions are expected to result in a reduction of approximately $2.7 million of annual compensation costs. We estimate one-time costs of approximately $0.3 million of termination benefits to the impacted employees, including severance payments and benefits. We completed the headcount reductions on March 10, 2023.

For information regarding restructuring, severance and related costs for the years ended December 31, 2022 and 2021, see Note 6 of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Common Stock Offering

In November 2021, we entered into an at-the market ("ATM") agreement with a designated broker under which we may, from time to time, sell shares of our common stock having an aggregate offering price of up to $70 million. During November and December 2021, we sold 1,324,185 shares of our common stock under the ATM agreement, resulting in total gross proceeds of $11.1 million ($10.8 million, net of commission and fees). The $10.8 million of net proceeds from this ATM offering of our common stock was used to pay down a portion of the outstanding loan balance of our 2024 Notes.

On August 2, 2022, we entered into a securities purchase agreement with certain institutional investors for the purchase and sale of 5,000,000 shares of our common stock at an at-the-market purchase price of $0.80 per share in a registered direct offering. The offering closed on August 4, 2022 and we received total net proceeds of approximately $3.3 million (excluding approximately $0.7 million of fees and expenses). We used the net proceeds from the offering for working capital purposes.

Preferred Stock Offering

Beginning in September through December 2020, we completed the offering of a total of 3,770,265 shares of 9.50% Series A Cumulative Perpetual Preferred Stock (the "Series A Preferred Stock"), resulting in aggregate gross proceeds of $93.8 million to the Company (or $86.6 million net of underwriting fees and other offering expenses). The Series A Preferred Stock is listed on the Nasdaq Capital Market under the symbol "OTRKP." We generally may not redeem the Series A Preferred Stock until August 25, 2025, except upon the occurrence of a Delisting Event or Change of Control (as defined in the Certificate of Designations establishing the Series A Preferred Stock), and on and after August 25, 2025, we may, at our option, redeem the Series A Preferred Stock, in whole, at any time, or in part, from time to time, for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends. The Series A Preferred Stock has no maturity date and will remain outstanding indefinitely unless redeemed by us or exchanged for shares of common stock in connection with a Delisting Event or Change of Control. Holders of Series A Preferred Stock generally have no voting rights, but will have limited voting rights if we fail to pay dividends for six or more quarters, whether or not declared or consecutive) and in certain other events.

We used a portion of the net proceeds of the initial offering to fund a segregated dividend account for the payments of the first eight quarterly dividend payments on the Series A Preferred Stock and used the remaining net proceeds for general corporate purposes, which included working capital, M&A and investments in technology.

Holders of Series A Preferred Stock of record at the close of business of each respective record date (February 15, May 15, August 15 and November 15) are entitled to receive, when, as and if declared by our Board of Directors, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 9.50% per annum of the $25.00 per share liquidation preference (equivalent to $2.375 per annum per share or $0.593750 per quarter per share). Dividends, if and when declared by our Board of Directors, are payable quarterly in arrears, every February 28, May 30, August 31, and November 30, as applicable. In 2021, our Board of Directors approved and the Company paid each of the four quarterly dividends on the Company's Series A Preferred Stock for shareholders of record on each record date of 2021. In 2022, our Board of Directors declared and the Company paid the first quarterly dividend on the Company's Series A Preferred Stock for shareholders of record on February 15, 2022. At December 31, 2022, we had total undeclared dividends of $7.5 million.

Metrics

The following table sets forth our key metrics that we use to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions:

- *Revenue.* Our revenues are mostly generated from fees charged to health plan customers related to health plan members enrolled in our Ontrak program. Our contracts are generally designed to provide cash fees to us on a monthly basis, an upfront case rate, or fee for service based on enrolled members and achievement of certain member specified metrics that drive clinical engagement. Our performance obligation is satisfied over the length of the Ontrak program as our services our delivered.

- *Cash flow from operations.* Our business activities generally have resulted in an outflow of cash flow from operations as we invest strategically into our business to help the growth of our operations.

- *Effective Outreach Pool.* Our Effective Outreach Pool represents individuals insured by our health plan customers who have been identified through our advanced data analytics and predictive modeling with untreated behavioral health conditions that may be impacted through enrollment in the Ontrak program.

(in thousands, except outreach pool)	Year Ended December 31,			
	2022	**2021**	**Change**	**% Change**
Revenue	$ 14,514	$ 84,133	$ (69,619)	(83)%
Cash flow from operations	(23,966)	(26,155)	2,189	8 %

	At December 31,			
	2022	**2021**	**Change**	**% Change**
Effective outreach pool	3,861	5,415	(1,554)	(29)%

Our revenue for 2022 was $14.5 million compared to $84.1 million for the same period in 2021. The decrease in our revenue in 2022 compared to 2021 was primarily due to the loss of two of our largest customers as previously announced in 2021 and a decrease in total average enrolled members during 2022 compared to 2021.

Our cash flow from operations for 2022 was $(24.0) million compared to $(26.2) million for 2021. Our cash flow from operating activities during 2022 and 2021 have been negatively impacted by a decrease in our revenue related to the customer terminations previously announced.

Our effective outreach pool at December 31, 2022 was 3,861 compared to 5,415 at the same period in 2021. The decrease was primarily due to reduced outreach pool associated with the loss of one of our customers, as well as a smaller decrease associated with the loss of a second customer in 2021 and budgetary constraints limiting our enrollment at certain other customers. As we work with our remaining customers in maximizing return on their investment, optimizing our enrollment process, and enhancing our offering, the effective outreach pool could continue to fluctuate in the near term. As of the date of this Annual Report on Form 10-K, our effective outreach pool more than doubled to nearly 9,000 as compared to December 31, 2022. This increase in our effective outreach pool is the result of several factors including Ontrak's refinement of its proprietary and predictive algorithms to identify additional eligible members, the addition of high-acuity, commercial members resulting from an amendment executed with an existing customer and the expansion of the Ontrak program for a Medicaid plan customer to a new 18 to 20 year old cohort of members with impactable cost threshold.

Key Components of Our Results of Operations

Revenue

Revenue from contracts with customers is recognized when, or as, we satisfy our performance obligations by transferring the promised goods or services to the customers. Revenue from a performance obligation satisfied over time is recognized by measuring our progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue related to health plan customers whose health plan members are enrolled in our program is recognized over the enrollment period of the program.

Cost of Revenue

Cost of healthcare services consists primarily of salaries related to our care coaches, member engagement specialists and other staff directly involved in member care, healthcare provider claims payments and related processing fees, and other direct costs incurred to serve our health plan customers. All costs are recognized in the period in which an eligible member receives services.

Operating Expenses

Our operating expenses consist of our sales and marketing, research and development, and general and administrative expenses, as well as restructuring, severance and related costs as applicable. Sales and marketing expenses consist primarily of personnel and related expenses for our sales and marketing staff, including salaries, benefits, bonuses, stock-based compensation and commissions, and costs of marketing and promotional events, corporate communications, online marketing, product marketing and other brand-building activities. All advertising related costs are expensed as incurred. Research and development expenses consist primarily of personnel and related expenses for our engineers and software development staff, including salaries, benefits, bonuses and stock-based compensation, and the cost of certain third-party service providers. Research and development costs are expensed as incurred. General and administrative expenses consist primarily of personnel and related expenses for administrative, legal, finance, compliance and human resource staff, including salaries, benefits, bonuses and stock-based compensation, professional fees, insurance premiums, and other corporate expenses. Restructuring, severance and related costs include workforce reduction costs and asset impairment charges, if any.

Interest Expense, net

Interest expense consists primarily of interest expense from our note agreements, accretion of debt discount, amortization of debt issuance costs and finance leases.

Other Expense, net

Other expense, net consists of gains and losses associated with changes in fair value of contingent consideration and warrant liabilities, write-off of debt issuance related costs and other assets, and other miscellaneous income and expense items.

Results of Operations

The table below and the discussion that follows summarize our results of operations for each of the periods indicated (in thousands):

| | Year Ended December 31, | |
	2022	2021
Revenue	$ 14,514	$ 84,133
Cost of revenue	7,461	31,214
Gross profit	7,053	52,919
Operating expenses:		
Research and development	10,974	18,279
Sales and marketing	5,006	9,895
General and administrative	34,256	43,774
Restructuring, severance and related costs	934	8,952
Total operating expenses	51,170	80,900
Operating loss	(44,117)	(27,981)
Other expense, net	(3,461)	(1,013)
Interest expense, net	(3,907)	(7,997)
Loss before income taxes	(51,485)	(36,991)
Income tax expense	(88)	(153)
Net loss	$ (51,573)	$ (37,144)

Revenue

The mix of our revenues between commercial and government insured members can fluctuate year over year. The following table sets forth our sources of revenue for each of the periods indicated:

(in thousands, except percentages)		Year Ended December 31,			
		2022	**2021**	**Change**	**Change %**
Commercial revenue	$	6,772	$ 33,300	$ (26,528)	(80)%
Percentage of commercial revenue to total revenue		47 %	40 %	7 %	
Government revenue	$	7,742	$ 50,833	$ (43,091)	(85)%
Percentage of government revenue to total revenue		53 %	60 %	(7)%	
Total revenue	$	14,514	$ 84,133	$ (69,619)	(83)%

Total revenue decreased $69.6 million, or 83%, in 2022 as compared to 2021. This decrease in revenue was primarily due to the loss of our two largest customers as previously announced in 2021 and a decrease in total average enrolled members.

The mix of our revenues from commercial customers increased to 47% in 2022 compared to 40% in 2021, and government customers decreased to 53% in 2022 compared to 60% in 2021. This shift in mix of revenues from commercial and government customers was mainly due to the loss of our two largest customers as previously announced.

We currently expect our revenues in the first half of 2023 to decline year over year primarily as a result of the lost customers discussed above and pricing and volume updates with certain other customers.

Cost of Revenue, Gross Profit and Gross Profit Margin

(in thousands, except percentages)		Year Ended December 31,			
		2022	**2021**	**Change**	**Change %**
Cost of revenue	$	7,461	$ 31,214	$ (23,753)	(76)%
Gross profit		7,053	52,919	(45,866)	(87)
Gross profit margin		49 %	63 %	(14)%	

Cost of revenue decreased $23.8 million, or 76%, in 2022 as compared to 2021. The decrease in cost of revenue was primarily due to a decrease in personnel costs resulting from headcount efficiencies gained and cost optimization initiatives as we improve the operations of our member facing organization, and a decrease in provider costs.

Gross profit and gross profit margin decreased by $45.9 million and 14%, respectively, in 2022 as compared to 2021. The decrease in both gross profit and gross profit margin was primarily due to the decrease in our revenue discussed above, partially offset by the decrease in cost of revenue discussed above.

We expect our cost of revenue to decline year over year in line with the decrease in revenue and as we optimize the efficiency of our operations and continue to scale our business.

Operating Expenses

(in thousands, except percentages)	Year Ended December 31,			
	2022	**2021**	**Change**	**Change %**
Operating expenses:				
Research and development	$ 10,974	$ 18,279	$ (7,305)	(40)%
Sales and marketing	5,006	9,895	(4,889)	(49)
General and administrative	34,256	43,774	(9,518)	(22)
Restructuring, severance and related costs	934	8,952	(8,018)	(90)
Total operating expenses	$ 51,170	$ 80,900	$ (29,730)	(37)
Operating loss	$ (44,117)	$ (27,981)	$ (16,136)	58 %
Operating loss margin	(304.0)%	(33.3)%	(270.7)%	

Total operating expense decreased by $29.7 million, or 37%, in 2022 as compared to 2021. The decrease in operating expenses was primarily due to the following:

- $7.3 million decrease in our research and development costs, which was primarily related to $7.5 million decrease in employee-related costs and $1.6 million decrease in professional consulting fees, partially offset by a $1.5 million increase in depreciation expense and a $0.5 million increase in software costs.

- $4.9 million decrease in our sales and marketing costs, which was primarily related to $3.1 million decrease in promotional costs related to marketing initiatives, $1.1 million decrease in employee-related costs and $0.7 million decrease in professional consulting fees.

- $9.5 million decrease in our general and administrative costs, which was primarily related to $8.0 million decrease in employee-related costs, $1.4 million decrease in software related costs, $0.6 million decrease in occupancy costs and $0.4 million decrease in other general professional service costs, partially offset by a $1.4 million increase in legal costs.

- $8.0 million decrease in restructuring, severance and related costs primarily due to costs related to reduction in workforce announced in August 2022 compared to costs related to management's restructuring plan implemented in the fourth quarter of 2021, including the reduction in workforce announced in March and November 2021. For more information, refer to Note 6 of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Our operating expenses may fluctuate as a percentage of our total revenue from period to period due to the timing and extent of our operating and strategic initiatives. We are subject to ongoing securities class action and stockholder derivative litigation, which has led to significant legal costs. In November 2022, we received a subpoena from the SEC relating to an investigation it is conducting captioned "In the Matter of Trading in the Securities of Ontrak, Inc. (HO-14340)." We have incurred significant legal costs attending to this matter, as well. Legal costs we have incurred have had, and will continue to have, an adverse effect on our financial condition and results of operations. For more information, refer to Note 13 of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Other Expense, net

(in thousands, except percentages)	Year Ended December 31,			
	2022	**2021**	**Change**	**Change %**
Other expense, net	$ (3,461)	$ (1,013)	$ (2,448)	(242)%

Other expense, net of $3.5 million for 2022 was primarily related to a $3.3 million write-off of debt issuance costs on our 2024 Notes and a $0.3 million write-off of other asset, partially offset by $0.1 million of net gain related to changes in the fair value of warrant liabilities. Other expense, net of $1.0 million for 2021 was primarily related to a $1.3 million loss on the change in fair value of the contingent liability relating to an acquisition, partially offset by a $0.2 million gain on the forgiveness of the LifeDojo PPP loan and $0.1 million of other miscellaneous income.

Interest Expense, net

		Year Ended December 31,			
(in thousands, except percentages)		**2022**	**2021**	**Change**	**Change %**
Interest expense, net	$	3,907	$ 7,997	$ (4,090)	(51)%

Interest expense, net decreased $4.1 million, or 51%, in 2022 as compared to 2021. The decrease in interest expenses was primarily due to lower average total outstanding loan balance during 2022 compared to 2021.

Income Tax Expense

		Year Ended December 31,			
(in thousands, except percentages)		**2022**	**2021**	**Change**	**Change %**
Income tax expense	$	(88)	$ (153)	$ 65	(42)%

Income tax expense for 2022 was $0.1 million and $0.2 million for 2021, related to state minimum taxes and gross receipts taxes for both years.

Liquidity and Capital Resources

We provide services to commercial (employer funded), managed Medicare Advantage, managed Medicaid and duel eligible (Medicare and Medicaid) populations to generate revenues. We also provide mental health and wellbeing support to members of employer customers under our LifeDojo wellbeing solution. We aim to increase the number of members that are eligible for its solutions by signing new contracts and identifying more eligible members in existing contracts.

We have incurred significant net losses and negative operating cash flows since our inception, and we expect to continue to incur net losses and negative operating cash flow, in part due to the negative impact on our operations resulting from customer terminations. As of December 31, 2022, our cash and restricted cash was $9.7 million (see discussion about the availability of restricted cash in Note 3 of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K) and we had working capital of approximately $4.8 million. For the year ended December 31, 2022, our average monthly cash flow from operations burn rate was $2.0 million. Throughout the year ended December 31, 2022 and subsequently in March 2023, as part of the Company's continued cost saving measures to reduce its operating costs and to better align with its previously stated strategic initiatives, our management completed a series of reduction in workforce and vendor cost optimization plans. As a result, the Company expects the full effect of these plans will be realized in 2023 and beyond, and decrease our operating costs and improve average monthly cash flow from operations. These cost optimization plans are necessary to right size our business commensurate with our current customer base.

In addition to revenue from business operations, our primary source of working capital is the Keep Well Agreement, which has $14.0 million of principal borrowing capacity remaining as of December 31, 2022 ($4.0 million borrowed on each of January and March 2023). We may also be able to raise capital through equity financings, however, when we can affect such sales and the amount of shares we can sell depends on a variety of factors to be determined by us from time to time, including, among others, market conditions, the trading price of our common stock and our determination as to the appropriate sources of funding for our operations.

Regardless of our success in raising additional capital, we expect our cash on hand, including restricted cash and additional borrowings under our Keep Well Agreement, will be sufficient to meet our obligations for at least the next 12 months from the date these financial statements are released.

Management plans to continue to execute on its strategy by (i) exploring other sources of capital with either debt or equity financing for future liquidity needs; (ii) continuing to manage operating costs by strategically pursuing cost optimization initiatives; and (iii) continuing to pursue executing our growth strategy by improving our marketing techniques and implementing new features to increase customer engagement, adding new members and securing new customer contracts.

There can be no assurance that we will be able to satisfy the conditions precedent to future borrowings under the Keep Well Agreement or that other capital will be available when needed or that, if available, it will be obtained on terms favorable to us and our stockholders, that we will be successful in implementing cost optimization initiatives, or that we will be successful in executing our growth strategy. In addition, our Keep Well Agreement contains various financial covenants, and any unanticipated non-compliance with those covenants could result in an acceleration of the repayment of the outstanding loan balance. Furthermore, equity or debt financings may have a dilutive effect on the holdings of our existing stockholders, and debt financings may subject us to restrictive covenants, operational restrictions and security interests in our assets. See the risk factors entitled, "We expect to continue to incur substantial operating losses and may be unable to obtain additional financing," and "We will need additional funding, and we cannot guarantee that we will satisfy the conditions precedent for the $6.0 million that remains to be borrowed under the Keep Well Agreement or find adequate sources of capital in the future," in Item 1A. Risk Factors, Part I of this report.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated (in thousands):

	Year Ended December 31,			
	2022		2021	
Net cash used in operating activities	$	(23,966)	$	(26,155)
Net cash used in investing activities		(1,156)		(4,480)
Net cash used in by financing activities		(31,111)		(6,629)
Net decrease in cash and restricted cash	$	(56,233)	$	(37,264)

We used $24.0 million of cash from operating activities during the year ended December 31, 2022 compared with $26.2 million during the same period in 2021. Our cash flow from operating activities continue to be impacted by a year-over-year decrease in our revenue related to the customer terminations previously announced and related decrease in customer billings and collections.

Net cash used in investing activities was $1.2 million in 2022 compared to $4.5 million in 2021, relating to capitalized software development costs in each of the years. We anticipate that software development costs and capital expenditures will decrease in the near future.

Net cash used in financing activities was $31.1 million in 2022 compared with $6.6 million in 2021. Net cash used in financing activities for 2022 was primarily related to $39.2 million of repayments made on our 2024 Notes, representing full payment and termination of the 2024 Notes, $2.8 million of payments made on our financed insurance premiums and $2.2 million of dividend payments made on our Series A Preferred Stock, partially offset by $11.0 million borrowed on the Keep Well Agreement and $3.3 million net raised in a registered direct offering of our common stock. Net cash used in financing activities for 2021 was primarily related to $10.8 million of repayments made on the outstanding balance of our 2024 Notes, $9.0 million of dividend payments made on our Series A Preferred Stock and $3.0 million of payments made on our financed insurance premiums, partially offset by $11.1 million of proceeds from the issuance of common stock under the ATM offering and $5.6 million of proceeds received from stock option exercises.

As a result of the above, our total cash and cash equivalents, including restricted cash of $4.7 million, was $9.7 million as of December 31, 2022.

Debt

See Note 9 of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Form 10-K for a detailed discussion about our debt.

Common Stock and Preferred Stock Offering

See Note 8 of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Form 10-K for a detailed discussion about our common stock and preferred stock offerings, and related preferred stock dividends.

Off-Balance Sheet Arrangements

As of December 31, 2022, we had no off-balance sheet arrangements.

Critical Accounting Policy and Estimates

The discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. We base our estimates on experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that may not be readily apparent from other sources. On an on-going basis, we evaluate the appropriateness of our estimates and we maintain a thorough process to review the application of our accounting policies. Our actual results may differ from these estimates.

We consider our critical accounting estimates to be those that (1) involve significant judgments and uncertainties, (2) require estimates that are more difficult for management to determine, and (3) may produce materially different results when using different assumptions. We have discussed these critical accounting estimates, the basis for their underlying assumptions and estimates, and the nature of our related disclosures herein with the audit committee of our Board of Directors. We believe our accounting policies related to revenue recognition and share-based compensation expense involve our most significant judgments and estimates that are material to our consolidated financial statements. They are discussed further below.

Revenue Recognition

The Company generates virtual healthcare service revenue from contracts with customers as it satisfies its performance obligations to customers and their members enrolled in our Ontrak program. The virtual healthcare service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in a manner that depicts the transfer of services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised services (*i.e.*, the "transaction price"). In determining the transaction price, the Company considers multiple factors, including identification of the performance obligation and the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside the Company's influence, such as the judgment and actions of third parties.

Deferred Revenue

Deferred revenue represents billed, but unrecognized revenue, and is comprised of fees billed or received in advance of the delivery or completion of the services when revenue recognition criteria have not been met. Deferred revenue is recognized as our performance obligation is satisfied over the length of the Ontrak program as our services are delivered.

Cost of Revenue

Cost of revenue consists primarily of salaries related to our care coaches, outreach specialists and other staff directly involved in member care, healthcare provider claims payments and related processing fees and other direct costs incurred in delivering our performance obligation. Salaries and fees charged by our third party administrators for processing claims are expensed in the period in which an eligible member receives services.

Commissions

We defer commissions paid to our sales force and engagement specialists as these amounts are incremental costs of obtaining a contract with a customer and are recoverable from future revenue that gave rise to the commissions. Commissions for initial contracts and member enrollments are deferred on the consolidated balance sheets and amortized on a straight-line basis over a period of benefit that has been determined to be six years and one year, respectively.

Research and Development Costs

Research and development costs primarily include personnel and related expenses, including third-party services, for software development and engineering, information technology infrastructure development. Research and development costs are expensed as incurred.

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. Financial instruments that potentially subject us to a concentration of credit risk consist of cash and cash equivalents. Cash is deposited with what we believe are highly credited, quality financial institutions. The deposited cash exceeds Federal Deposit Insurance Corporation insured limits. We cannot provide assurance that we will not experience losses on these deposits.

Goodwill and Intangible Assets

Goodwill represents the excess of purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is carried at historical cost, not amortized, and subject to write-down, as needed, based upon an impairment analysis that we perform annually on October 1 or more frequently if an event occurs or change in circumstances indicates that the asset may be impaired. We operate as one reporting unit and the fair value of the reporting unit is estimated using quoted market prices in active markets of our common stock. The implied fair value of goodwill is compared to the carrying value of goodwill as of the testing date, and an impairment charge is recognized for the excess of the carrying value of goodwill over its implied fair value, if any. We conducted our annual goodwill impairment test as of October 1, 2022 and determined that no impairment of goodwill existed.

Definite-lived intangible assets include acquired software technology and customer relationships resulting from a business acquisition. We amortize such definite-lived intangible assets on a straight line basis over their estimated useful lives. Definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. See below under "Valuation of Long-Lived Assets" for more information.

Valuation of Long-Lived Assets

We review long-lived assets for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. In the event the undiscounted future cash flow attributable to the asset is less than the carrying amount of the asset, an impairment loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Changes in estimates of future cash flows attributable to the long-lived assets could result in a write-down of the asset in a future period. We conducted an impairment analysis of our long-lived assets and determined that there was no impairment relating to these long-lived assets as of December 31, 2022.

Share-Based Compensation

Stock Options and Restricted Stock Units – Employees and Directors

We measure and recognize compensation expense for all share-based payment awards made to employees and directors based on estimated fair values on the date of grant. We estimate the fair value of RSU awards based on the closing stock price of our common shares on the date of grant. We estimate the fair value of shares for stock option awards using the Black-Scholes option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the consolidated statements of operations. We recognize forfeitures when they occur.

Stock Options and Warrants – Non-employees

We account for the issuance of stock options and warrants for services from non-employees by estimating the fair value of stock options and warrants issued using the Black-Scholes pricing model. This model's calculations incorporate the exercise price, the market price of shares on grant date, the weighted average risk-free interest rate, expected life of the option or warrant, expected volatility of our stock and expected dividends.

For options and warrants issued as compensation to non-employees for services that are fully vested and non-forfeitable at the time of issuance, the estimated value is recorded in equity and expensed when the services are performed and benefit is received. For unvested shares, the change in fair value during the period is recognized in expense using the graded vesting method.

39

Income Taxes

We account for income taxes using the liability method in accordance with Accounting Standards Committee ("ASC") 740 "Income Taxes." To date, no current income tax liability has been recorded due to our accumulated net losses. Deferred tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and the amounts that are reported in the tax returns. Deferred tax assets and liabilities are recorded on a net basis; however, our net deferred tax assets have been fully reserved by a valuation allowance due to the uncertainty of our ability to realize future taxable income and to recover our net deferred tax assets.

Recently Issued or Newly Adopted Accounting Pronouncements

For information regarding recent accounting pronouncements adopted and under evaluation, refer to Note 2 of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements and related financial information required to be filed hereunder are indexed under Item 15 of this report and are incorporated herein by reference.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We have evaluated, with the participation of our principal executive officer and our principal financial officer, the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our principal executive officer and our principal financial officer have concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control

There were no changes in our internal controls over financial reporting during the fourth quarter ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) and for assessing the effectiveness of our internal control over financial reporting. Our internal control system is designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with United States generally accepted accounting principles (GAAP).

Our internal control over financial reporting is supported by written policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that our receipts and expenditures are being made only in accordance with authorizations of our management and our Board of Directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based upon this assessment, our management believes that, as of December 31, 2022, our internal control over financial reporting was effective based on those criteria.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Auditor's Report on Internal Control over Financial Reporting

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our independent registered public accounting firm pursuant to rules of the SEC that permit us to provide only management's report in this Annual Report.

ITEM 9B.   OTHER INFORMATION

None.

ITEM 9C.   DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information Regarding our Board of Directors

The following table lists our directors serving as of April 12, 2023. Each current director is serving a term that will expire at the Company's next annual meeting. There are no family relationships among any of our directors or executive officers.

Name	Age	Position	Director Since
Richard A. Berman	78	Director, Chairman of the Audit Committee, Member of the Nominations and Governance Committee, and Member of the Compensation Committee.	2014
Michael E. Sherman	63	Director, Chairman of the Board, Chairman of the Compensation Committee, Member of the Nominations and Governance Committee, and Member of the Audit Committee.	2017
James M. Messina	63	Director, Chairman of the Nominations and Governance Committee, Member of the Compensation Committee, and Member of the Audit Committee.	2022

Richard A. Berman has served as the Company's director since February 2014. He is the Associate Vice President of Strategic initiatives for the University of South Florida Research and Innovation. He is a visiting professor of social entrepreneurship in the Muma College of Business, and a professor in the institute of innovation and advanced discovery at USF. As a recognized global leader, Mr. Berman has held positions in health care, education, politics and management. He has worked with several foreign governments, the United Nations, the U.S. Department of Health and Welfare, the FDA, and as a cabinet level official for the state of New York. He has also worked with McKinsey & Co, NYU Medical Center, Westchester Medical, Korn-Ferry International, Howe-Lewis International and numerous startup companies. In 1995, Mr. Berman was selected by Manhattanville College to serve as its tenth President. Mr. Berman is credited with the turnaround of the College, where he served until 2009. Mr. Berman serves on the board of several organizations including EmblemHealth and as an elected member of the National Academy of Medicine of the National Academy of Sciences (Formerly known as the Institute of Medicine). Mr. Berman received his BBA, MBA, and MPH from the University of Michigan and holds honorary doctorates from Manhattanville College and New York Medical College.

We believe Mr. Berman's qualifications to serve on our board of directors include his extensive experience as an executive in several healthcare firms. In addition, as a board member of a health plan we believe he has an understanding of our customer base and current developments and strategies in the health insurance industry.

Michael E. Sherman has served as the Company's director since July 2017. He has worked in finance for over 30 years, having last served as a Managing Director in Investment Banking, at Barclays Plc. Prior to Barclays, Mr. Sherman was at Lehman Brothers, Inc. and Salomon Brothers Inc. Mr. Sherman specialized in equity capital markets and covered Healthcare companies, in addition to companies in other sectors. Mr. Sherman also is currently a Board Member at BioVie, Inc., a specialty pharmaceutical company. Mr. Sherman began his career in finance as a lawyer at Cleary, Gottlieb, Steen & Hamilton in New York City and Hong Kong.

We believe that Mr. Sherman's qualifications to serve on our board of directors include his experience in the banking and securities industry, and his experience in the healthcare industry.

James M. Messina has served as the Company's director since August 2022. He is a Co-Founder and General Partner of Seattle Hill Ventures and x4 Capital Partners, which invest in, and support, startup ventures by providing business development, marketing, operating and technology support. Previously, Mr. Messina was the Executive Vice President and Chief Operating Officer for Premera Blue Cross ("Premera"). He was responsible for effectively servicing the needs of Premera's customers with oversight of all operational functions, from customer service to claims processing. Mr. Messina also led Sales and Marketing, responsible for growth and earnings across all markets and business lines throughout the Premera family of companies. Prior to joining Premera, Mr. Messina served as President and Chief Executive Officer of CareSite Pharmacies. He previously served as Chief Executive Officer and President of HealthMarket, a consumer-driven insurance company. Mr. Messina also served in senior level roles at CIGNA and UnitedHealth Group.

We believe Mr. Messina's qualifications to serve on our board of directors include his role as an investor in startup ventures and his extensive experience as an executive in healthcare firms.

2022 Meetings and Attendance

During 2022, the Board held 10 meetings. All Directors attended at least 75% or more of the aggregate number of meetings of the Board and Board Committees on which they served.

Committees of the Board of Directors

Audit Committee

Our audit committee currently consists of three directors, Messrs. Berman, Sherman and Messina with Mr. Berman serving as the chairman of the audit committee. The audit committee held 4 meetings during the 2022 year. The Board of Directors has determined that each of the members of the audit committee are independent as defined by the NASDAQ rules, meet the applicable requirements for audit committee members, including Rule 10A-3(b) under the Exchange Act, and that Mr. Berman qualifies as an "audit committee financial expert" as defined by Item 401(h)(2) of Regulation S-K. The duties and responsibilities of the audit committee include (i) selecting, evaluating and, if appropriate, replacing our independent registered accounting firm, (ii) reviewing the plan and scope of audits, (iii) reviewing our significant accounting policies, any significant deficiencies in the design or operation of internal controls or material weakness therein and any significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation and (iv) overseeing related auditing matters.

A copy of the audit committee's written charter is publicly available through the "Investors-Governance" section of our website at www.ontrakhealth.com.

Nominations and Governance Committee

Our nominations and governance committee currently consists of three members, Messrs. Messina, Sherman and Berman, who are all independent as defined by the NASDAQ rules. The nominations and governance committee held 5 meetings during the 2022 year. Mr. Messina serves as the chairman of the nominations and governance committee. The committee nominates new directors and periodically oversees corporate governance matters.

The charter of the nominations and governance committee provides that the committee will consider board candidates recommended for consideration by our stockholders, provided the stockholders provide information regarding candidates as required by the charter or reasonably requested by us within the timeframe proscribed in Rule 14a-8 of Regulation 14A under the Exchange Act, and other applicable rules and regulations. Recommendation materials are required to be sent to the nominations and governance committee c/o Ontrak, Inc., 2200 Paseo Verde Parkway, Suite 280, Henderson, NV 89052. There are no specific minimum qualifications required to be met by a director nominee recommended for a position on the board of directors, nor are there any specific qualities or skills that are necessary for one or more of our directors to possess, other than as are necessary to meet any requirements under the rules and regulations applicable to us. Although our board of directors does not maintain a specific policy with respect to board diversity, our nominations and governance committee believes that our Board members and the candidates that it nominates to serve on our Board constitute a diverse group and offer a broad range of perspectives, backgrounds and experiences to serve the interest of our shareholders.

The nominations and governance committee considers director candidates that are suggested by members of the board of directors, as well as management and stockholders. The committee may also retain a third-party executive search firm to identify candidates. The process for identifying and evaluating nominees for director, including nominees recommended by stockholders, involves reviewing potentially eligible candidates, conducting background and reference checks, interviews with the candidate and others (as schedules permit), a meeting to consider and approve the candidate and, as appropriate, preparing and presenting to the full board of directors an analysis with respect to particular recommended candidates. The nominations and governance committee endeavors to identify director nominees who have the highest personal and professional integrity, have demonstrated exceptional ability and judgment, and, together with other director nominees and members, are expected to serve the long term interest of our stockholders and contribute to our overall corporate goals.

A copy of the nominations and governance committee's written charter is publicly available through the "Investors-Governance" section of our website at www.ontrakhealth.com.

Compensation Committee

The compensation committee currently consists of three directors Messrs. Sherman, Berman and Messina, who are all independent as defined by the NASDAQ rules. Mr. Sherman serves as the chairman of the compensation committee. During the 2022 year, the compensation committee held 9 meetings. The compensation committee reviews and recommends to the board of directors for approval the compensation of our executive officers.

[Table of Contents](#)
A copy of our compensation committee's written charter is publicly available through the "Investors-Governance" section of our website at www.ontrakhealth.com.

Board Diversity

Although the Company does not presently have a formal Board Diversity Policy, we believe in diversity and value the benefits that diversity can bring to our board of directors. Diversity promotes the inclusion of different perspectives and ideas, mitigates against group think and ensures that the Company has the opportunity to benefit from all available talent. The promotion of a diverse Board makes prudent business sense and makes for better corporate governance. Of our three board members, none are female.

The Company seeks to maintain a Board comprised of talented and dedicated directors with a diverse mix of expertise, experience, skills and backgrounds. The skills and backgrounds collectively represented on the Board should reflect the diverse nature of the business environment in which the Company operates. For purposes of Board composition, diversity includes, but is not limited to, business experience, geography, age, gender and ethnicity. In particular, the Board should include an appropriate number of female directors.

The Company is committed to a merit-based system for Board composition within a diverse and inclusive culture which solicits multiple perspectives and views and is free of conscious or unconscious bias and discrimination. When assessing Board composition or identifying suitable candidates for appointment or re-election to the Board, the Company will consider candidates on merit against objective criteria having due regard to the benefits of diversity and the needs of the Board. As we pursue future Board recruitment efforts, our nominations and governance committee will continue to see candidates who can contribute to the diversity of views and perspectives of the Board. This includes seeking out individuals of diverse ethnicities, a balance in terms of gender, and individuals with diverse perspectives informed by other personal and professional experiences.

Board Diversity Matrix

Pursuant to Rule 5606(f) of the Nasdaq Listing Rules, set forth below is certain information on each director's voluntary self-identified characteristics as of April 12, 2023.

Total Number of Directors	3			
	Female	**Male**	**Non-Binary**	**Did Not Disclose**
Part I: Gender Identity				
Directors	0	2	0	1
Part II: Demographic Background				
African American or Black	0	0	0	0
Alaskan Native or American Indian	0	0	0	0
Asian	0	0	0	0
Hispanic or Latinx	0	0	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	0	2	0	0
Two or More Races or Ethnicities	0	0	0	0
LGBTQ+	0	0	0	0
Did Not Disclose Demographic Background	0	0	0	1

Executive Officers

The following table lists our executive officers as of April 12, 2023 and their respective ages and positions:

Name	Age	Position
Brandon H. LaVerne (1)	51	Interim Chief Executive Officer and Chief Operating Officer
Mary Louise Osborne (2)	61	President and Chief Commercial Officer
James J. Park (3)	46	Chief Financial Officer
Arik Hill	52	Chief Information Officer
Judith Feld (4)	69	Chief Medical Officer

_____

(1) Mr. LaVerne was appointed to serve as the Interim Chief Executive Officer of the Company on March 3, 2023, and will continue to serve as the Company's Chief Operating Officer and will no longer serve as the Company's Co-President. Mr. LaVerne was previously appointed to serve as the Co-President and Chief Operating Officer of the Company on June 27, 2022, and he previously served as the Company's Chief Financial Officer.

(2) Ms. Osborne was appointed to serve as the President of the Company on March 3, 2023, and will continue to serve as the Company's Chief Commercial Officer. Ms. Osborne was previously appointed the Co-President and Chief Commercial Officer of the Company on June 27, 2022, and she previously served as the Company's Chief Customer Officer.

(3) Mr. Park was appointed to serve as the Company's Chief Financial Officer on June 27, 2022.

(4) Dr. Feld was appointed to serve as the Chief Medical Officer of the Company on July 26, 2022.

Brandon H. LaVerne has served as the Company's Interim Chief Executive Officer since March 2023 and Chief Operating Officer since June 2022. Mr. LaVerne previously served as the Company's Co-President and Chief Operating Officer from June 2022 to March 2023 and the Company's Chief Financial Officer from March 2020 to June 2022. Prior to joining the Company, Mr. LaVerne worked at PCM, Inc. from October 1998 until its sale in August 2019 and most recently served as its Chief Financial Officer, Chief Accounting Officer, Treasurer and Assistant Secretary between July 2007 and August 2019. Prior to joining PCM, Inc. Mr. LaVerne worked as the Corporate Accounting Supervisor for Computer Sciences Corporation from September 1996 to October 1998, and started his career with Deloitte & Touche LLP in September 1993. Mr. LaVerne received his Bachelor of Science in Accounting from University of Southern California and is a Certified Public Accountant (Inactive).

Mary Louise Osborne has served as the Company's President since March 2023 and Chief Commercial Officer since June 2022. Ms. Osborne previously served as the Company's Co-President and Chief Commercial Officer from June 2022 to March 2023 and the Company's Chief Customer Officer from August 2021 to June 2022. Prior to joining the Company, Ms. Osborne served as the Regional Vice President, Medicaid of CVS Health from 2013 to 2020. Prior to CVS Health, Ms. Osborne served as the President of Government Business for Coventry where she led the Mid Atlantic Government Businesses from 2002 to 2013. Ms. Osborne received her Bachelor of Arts degree from Duquesne University in 1983.

James J. Park has served as the Company's Chief Financial Officer since June 2022, Principal Accounting Officer since August 2021 and Chief Accounting Officer since 2019. Prior to joining the Company, Mr. Park served as Controller of Cornerstone OnDemand, Inc., a cloud-based software company from 2012 to 2019. In addition, he has 10 years of public accounting experience with PricewaterhouseCoopers. Mr. Park is a Certified Public Accountant (Inactive) and holds a Bachelor of Arts degree in Economics with an Accounting emphasis from the University of California, Santa Barbara.

Arik Hill has served as the Company's Chief Information Officer since August 2021. Prior to joining the Company, Mr. Hill served as the Chief Information Officer of The New York Foundling from 2017 to 2021. Prior to The New York Foundling, Mr. Hill served as Vice President of Customer Success at HealthEdge Software, Inc. from 2013 to 2017. From 2006 to 2013, Mr. Hill was Chief Information Officer and Vice President of Information Technology Services at FirstCare Health Plans. Mr. Hill holds a Bachelor of Science degree in Health Care Administration from Oregon State University's School of Public Health with a concentration in Operations Management and Business.

Judith Feld has served as the Company's Chief Medical Officer since July 2022. Dr. Feld previously served as the Company's Chief Clinical Strategy Officer from March 2022 to July 2022 and the Company's National Medical Director from June 2020 to March 2022. Dr. Feld brings over 30 years of experience to the role and is a Distinguished Life Fellow of the American Psychiatric Association, from whom she received the APA's Bruno Lima Award for Disaster Relief for her volunteer work in New Orleans with first responders following Hurricane Katrina. She also has been awarded significant grant funding to implement integrated care models in New York state. Dr. Feld holds an MD from the University of Pennsylvania, a Master of Public Health from SUNY Buffalo, and Master of Medical Management from USC Marshall School of Business.

Code of Ethics

Our Board of Directors has adopted a code of ethics applicable to our chief executive officer, chief financial officer and persons performing similar functions. Our code of ethics is accessible on our website at http://www.ontrakhealth.com. Disclosure regarding any amendments to, or waivers from, provisions of the code of ethics will be included in a Current Report on Form 8-K within four business days following the date of the amendment or waiver.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended (Exchange Act), requires our directors and executive officers, and persons who own more than 10% of our outstanding common stock, to file with the SEC, initial reports of ownership and reports of changes in ownership of our equity securities. Such persons are required by SEC regulations to furnish us with copies of all such reports they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us regarding the filing of required reports, we believe that all Section 16(a) reports applicable to our directors, executive officers and greater-than-ten-percent beneficial owners with respect to fiscal 2022 were timely filed, except that a statement of change in beneficial ownership was filed late for Dr. Feld.

Anti-Hedging Policy

We have adopted an insider trading policy that includes a provision restricting trading of any interest or provision relating to the future price of our securities, such as a put, call or short sale.

ITEM 11.   EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth the total compensation paid during the last two fiscal years ended December 31, 2022 and 2021 to the following Executive Officers of the Company, who are referred to as the "Named Executive Officers":

- Terren S. Peizer, our former Chairman of the Board and Chief Executive Officer (1)
- Jonathan Mayhew, our former Chief Executive Officer (2)
- Brandon H. LaVerne, our current Interim Chief Executive Officer and Chief Operating Officer (3)
- Mary Louise Osborne, our current President and Chief Commercial Officer (4)

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Award ($)(5)	All Other Compensation ($)(6)	Total ($)
Terren S. Peizer	2022	$ 650,000	$ —	$ —	$ 11,306	$ 661,306
Former Chairman of the Board and Chief Executive Officer (1)	2021	646,923	—	—	18,148	665,071
Jonathan E. Mayhew	2022	446,250	35,000	299,907 (7)	20,176	801,333
Former Chief Executive Officer (2)	2021	350,000	—	8,359,187	12,550	8,721,737
Brandon H. LaVerne	2022	400,000	—	146,710 (8)	40,436	587,146
Interim Chief Executive Officer and Chief Operating Officer (3)	2021	350,000	—	—	37,100	387,100
Mary Louise Osborne	2022	400,000	—	153,215 (9)	21,903	575,118
President and Chief Commercial Officer (4)	2021	114,423	87,500	817,866	—	1,019,789

46

(1) Mr. Peizer was appointed to serve as the Chief Executive Officer of the Company on August 12, 2022, and will continue to serve as the Company's Chairman of the Board. Mr. Peizer previously served as the Executive Chairman and Chairman of the Board from April 2021 to August 2022 and the Company's Chief Executive Officer and Chairman of the Board from September 2003 to April 2021. On March 2, 2023, Mr. Peizer resigned as the Chairman of the Board and Chief Executive Officer, effective immediately.

(2) Mr. Mayhew was appointed to serve as the Chief Executive Officer of the Company on April 12, 2021. On June 24, 2022, Mr. Mayhew gave notice of his resignation, effective August 12, 2022.

(3) Mr. LaVerne was appointed to serve as the Interim Chief Executive Officer of the Company on March 3, 2023, and will continue to serve as the Company's Chief Operating Officer and will no longer serve as Company's Co-President. Mr. LaVerne was previously appointed as the Co-President and Chief Operating Officer of the Company on June 27, 2022, and he previously served as the Company's Chief Financial Officer.

(4) Ms. Osborne was appointed the President of the Company on March 3, 2023, and will continue to serve as the Company's Chief Commercial Officer. Ms. Osborne was previously appointed the Co-President and Chief Commercial Officer of the Company on June 27, 2022, and she previously served as the Company's Chief Customer Officer.

(5) Represents the aggregate grant date fair value of option awards, valued in accordance with ASC 718, awarded to each of the named executive officers for each respective year. For a detailed discussion of the assumptions made in the valuation of stock and option awards, please see Notes 2 and 10 of our Notes to the Consolidated Financial Statements.

(6) Includes group medical and dental benefits, group life insurance premiums, accidental death, short-term and long-term disability insurance, 401(k) match in Company stock and parking, to the extent these amounts exceed $10,000 in the aggregate for each Named Executive Officer.

(7) Amount includes compensation expense of $213,377 related to the repricing of Mr. Mayhew's stock options that occurred in April 2022.

(8) Amount includes compensation expense of $28,016 related to the repricing of Mr. LaVerne's stock options that occurred in April 2022.

(9) Amount includes compensation expense of $45,338 related to the repricing of Ms. Osborne's stock options that occurred in April 2022.

Narrative Disclosures to Summary Compensation Table

Executive Employment Agreements

Former Chairman of the Board and Chief Executive Officer

We entered into a five-year employment agreement with Mr. Peizer (formerly our Chief Executive Officer from August 2022 – March 2023, Executive Chairman from April 2021 – August 2022, and Chief Executive Officer from September 2003 – April 2021), effective as of September 29, 2003, which automatically renews after each five-year term. Mr. Peizer's annual base salary is $650,000, effective January 1, 2021. Mr. Peizer is also eligible for an annual bonus targeted at 100% of his base salary based on goals and milestones established and reevaluated on an annual basis by mutual agreement between Mr. Peizer and the Board of Directors. Mr. Peizer did not receive any annual bonus during the fiscal years ended December 31, 2022 and 2021. His base salary and bonus target will be adjusted each year to not be less than the median compensation of similarly positioned executives of similarly situated companies. Mr. Peizer receives executive benefits including group medical and dental insurance, term life insurance equal to 150% of his salary, accidental death, short-term and long-term disability insurance, and parking, grossed up for taxes. Mr. Peizer was not granted any equity awards during 2022 and 2021. In March 2023, Mr. Peizer resigned as the Chairman of the Board and Chief Executive Officer, effective immediately.

Former Chief Executive Officer

We entered into a three-year employment agreement with Mr. Mayhew dated April 12, 2021, with an option to renew for an additional three-year term unless terminated by either party within 90 days of the end of the original term. Mr. Mayhew's annual base salary is $525,000. Mr. Mayhew is also eligible for an annual bonus target of 100% of his base salary based upon achieving certain milestones. Mr. Mayhew received a bonus of $35,000 during the fiscal period ended December 31, 2022 and did not receive any bonus during the fiscal period ended December 31, 2021. Mr. Mayhew received executive benefits, including group medical and dental insurance, term life insurance, accidental death, short-term and long-term disability insurance, and 401(k) match in Company stock. Mr. Mayhew was granted 74,000 equity awards during 2022 and 400,000 equity awards during 2021. In addition, 400,000 equity awards previously granted to Mr. Mayhew in April 2021 were repriced in April 2022. In June 2022, Mr. Mayhew gave notice of his resignation, effective August 12, 2022.

Interim Chief Executive Officer and Chief Operating Officer

We entered into a three-year employment agreement with Mr. LaVerne dated July 26, 2022, with an option to renew for an additional three-year term unless terminated by either party within 90 days of the end of the original term. Mr. LaVerne's annual base salary is $450,000. Mr. LaVerne is also eligible for an annual bonus target of 100% of his base salary based upon achieving certain milestones. Mr. LaVerne did not receive an annual bonus during the fiscal periods ended December 31, 2022 and 2021. Mr. LaVerne received executive benefits, including group medical and dental insurance, term life insurance, accidental death, short-term and long-term disability insurance, and 401(k) match in Company stock. Mr. LaVerne was granted 287,000 equity awards during 2022 and was not granted any equity awards during 2021. In addition, 150,000 equity awards previously granted to Mr. LaVerne in March 2020 were repriced in April 2022. All unvested options vest immediately in the event of a change in control. In the event that Mr. LaVerne is terminated without good cause or resigns for good reason, the option will continue to vest for a period of twelve months following the date of termination, he will receive continued payments of base salary for a period of six months from his date of termination and a lump sum payment equal to six months of his base salary plus a pro-rata share of any bonus earned for the year of termination which is payable on the six month anniversary of his termination and he will receive COBRA benefits for a period of twelve months. In March 2023, Mr. LaVerne was appointed the Interim Chief Executive Officer and continues to serve as the Chief Operating Officer of the Company.

President and Chief Commercial Officer

We entered into a three-year employment agreement with Ms. Osborne dated July 26, 2022, with an option to renew for an additional three-year term unless terminated by either party within 90 days of the end of the original term. Ms. Osborne's annual base salary is $450,000. Ms. Osborne is also eligible for an annual bonus target of 100% of her base salary based upon achieving certain milestones and allows for overachievement to a maximum of 200% of her base salary. Ms. Osborne did not receive a bonus during the fiscal period ended December 31, 2022, and received a $87,500 bonus during the fiscal period ended December 31, 2021. Ms. Osborne received executive benefits, including group medical and dental insurance, term life insurance, accidental death, short-term and long-term disability insurance, and 401(k) match in Company stock. Ms. Osborne was granted 277,750 equity awards during 2022 and 100,000 equity awards during 2021. In addition, 100,000 equity awards previously granted to Ms. Osborne in August 2021 were repriced in April 2022. All unvested options shall vest immediately in the event of a change of control. In the event that Ms. Osborne is terminated without good cause or resigns for good reason, the option will continue to vest for a period of twelve months following the date of termination, she will receive continued payments of base salary for a period of six months from her date of termination and a lump sum payment equal to six months of her base salary plus a pro-rata share of any bonus earned for the year of termination which is payable on the six-month anniversary of her termination and she will receive COBRA benefits for a period of twelve months. In March 2023, Ms. Osborne was appointed the President and continues to serve as the Chief Commercial Officer of the Company.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth all outstanding equity awards held by our named executive officers as of December 31, 2022:

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)		Option Expiration Date
Terren S. Peizer	—	642,307	(1)	$7.50		12/19/27
	—	397,693	(1)	7.50		08/02/28
	—	1,040,000				
Brandon H. LaVerne	—	37,000	(2)	1.73		04/12/29
	—	250,000	(3)	0.403		11/29/29
	137,500	12,500	(4)	1.74	(6)	03/25/30
	137,500	299,500				
Mary Louise Osborne	—	27,750	(2)	1.73		04/12/29
	—	250,000	(3)	0.403		11/29/29
	33,334	66,666	(5)	1.74	(7)	08/30/31
	33,334	334,416				

(1) Mr. Peizer's options vest on January 1, 2023, if the Volume Weighted Average Price of our common stock is $15.00 for at least twenty trading days within a period of thirty consecutive trading days ending on the trading day prior to January 1, 2023.

(2) One fourth of these stock options vest one-year from the date of grant and the remaining stock options vest equally each quarter thereafter over the remaining three years.

(3) One fourth of these stock options vest one-year from the date of grant and the remaining stock options vest equally every six months thereafter over the remaining three years.

(4) One third of these stock options vest one year from the date of grant and the remaining stock options vest equally each month thereafter over the next 24 months.

(5) One fourth of these stock options vest one year from the date of grant and the remaining stock options vest equally each month thereafter over the next 36 months.

(6) On April 20, 2022, Mr. LaVerne agreed to the repricing of an option previously granted to him on March 25, 2020. There was no change to the vesting schedule in connection with the repricing transaction.

(7) On April 20, 2022, Ms. Osborne agreed to the repricing of an option previously granted to her on August 30, 2021. There was no change to the vesting schedule in connection with the repricing transaction.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

Provisions of our employment and change of control arrangements with the named executive officers and our equity incentive plan or individual award agreements thereunder provide for certain payments to our named executive officers at or following or in connection with a termination of their employment or a change of control of the Company.

The agreements pursuant to which we granted stock options to our executive officers provide for full vesting of their unvested awards in the event of a change of control of our Company.

Under our stock incentive plans, a change of control is deemed to occur upon:

• any persons becoming the beneficial owner, directly or indirectly, of securities of the Company representing 50% or more of the total voting power represented by the Company's then outstanding voting securities;

• a merger or consolidation of the Company whether or not approved by the Board of Directors, which would result in more than 50% of the total voting power represented by the voting securities; or

• the sale or disposition by the Company of all or substantially all of the Company's assets in a transaction requiring stockholder approval.

The table below sets forth the estimated payments that would be made to each of our named executive officers upon voluntary termination, involuntary termination, a change of control, and death or permanent disability. The actual amounts to be paid out can only be determined at the time of such named executive officer's separation from the Company. The information set forth in the table assumes, as necessary:

- the termination and/or the qualified change in control event occurred on December 31, 2022 (the last business day of our last completed fiscal year); and
- the price per share of our common stock on the date of termination is $0.37 (the closing market price of our common stock on the Nasdaq Global Market on December 31, 2022).

Name	Voluntary Termination		Involuntary Termination		Change of Control		Death or Disability	
Terren S. Peizer								
Salary, Bonus and Benefits	$608,770	(1)	$ 5,534,278	(2)	$ 608,770	(1)	$ 625,606	(3)
Acceleration of Equity Awards (4)	—		—		—		—	
Total	$608,770		$ 5,534,278		$ 608,770		$ 626,606	
Brandon H. LaVerne								
Salary, Bonus and Benefits	$ —		$ 483,948	(5)	$ —		$ —	
Acceleration of Equity Awards (4)	—		—		—		—	
Total	$ —		$ 483,948		$ —		$ —	
Mary Louise Osborne								
Salary, Bonus and Benefits	$ —		$ 486,224	(6)	$ —		$ —	
Acceleration of Equity Awards (4)	—		—		—		—	
Total	$ —		$ 486,224		$ —		$ —	

(1) Pursuant to the terms of his employment agreement, Mr. Peizer would have received a lump sum amount of approximately $487,000 in accrued vacation grossed up for taxes upon a voluntary termination or a change in control.

(2) Pursuant to the terms of his employment agreement, Mr. Peizer would have received three additional years of salary, three years bonus calculated at 100% of his salary, accrued vacation of approximately $487,000, COBRA benefits of approximately $40,500 grossed up for taxes upon an involuntary termination.

(3) Pursuant to the terms of his employment agreement, Mr. Peizer would have received a lump sum amount of approximately $487,000 in accrued vacation and $13,500 in COBRA benefits for the twelve months following termination grossed up for taxes upon the event of death or permanent disability.

(4) Represents the value of stock options as of December 31, 2022 that would vest upon death or permanent disability, change of control or involuntary termination. Assumes that the vested options are immediately exercised, and the shares received upon exercise are immediately resold at the assumed per share price on the date of termination. As of December 31, 2022, all of the options are out-of-the money.

(5) Pursuant to the terms of his employment agreement upon an involuntary termination, Mr. LaVerne would receive continued payments of base salary for a period of six months and on the six-month anniversary of his termination date a lump sum payment equal to six months base salary and COBRA benefits for twelve months following his date of termination.

(6) Pursuant to the terms of his employment agreement upon an involuntary termination, Ms. Osborne would receive continued payments of base salary for a period of six months and on the six-month anniversary of her termination date a lump sum payment equal to six months base salary and COBRA benefits for a period of up to twelve months following her date of termination.

DIRECTOR COMPENSATION

The following table provides information regarding compensation that was earned or paid to the individuals who served as non-employee directors during the year ended December 31, 2022. Except as set forth in the table, during 2022, directors did not earn nor receive cash compensation or compensation in the form of stock awards, option awards or any other form:

Name	Option Awards ($) (1)	
Richard A. Berman	$ 362,542	(8)
Michael E. Sherman	364,677	(9)
James M. Messina (2)	56,358	
Edward J. Zecchini (3)	138,930	
Diane Seloff (4)	138,930	
Robert Rebak (5)	186,287	
Gustavo A. Giraldo (6)	—	
Katherine B. Quinn (7)	—	

_____

(1) Amounts reflect the compensation expense recognized in the Company's financial statements in 2022 for non-employee director stock options and restricted stock units, valued in accordance with FASB ASC Topic 718. As such, these amounts do not correspond to the compensation actually realized by each director for the period.

(2) Mr. Messina was appointed as a member of our board of directors effective August 29, 2022.

(3) On May 24, 2022, Mr. Zecchini notified us that he did not wish to stand for re-election to our board of directors at the Company's 2022 Annual Meeting. Mr. Zecchini continued to serve on the Company's board of directors until the 2022 Annual Meeting, which was held on August 29, 2022.

(4) On May 24, 2022, Ms. Seloff notified us that she did not wish to stand for re-election to our board of directors at the Company's 2022 Annual Meeting. Ms. Seloff continued to serve on the Company's board of directors until the 2022 Annual Meeting, which was held on August 29, 2022.

(5) Mr. Rebak resigned as a member of our board of directors effective August 25, 2022.

(6) Mr. Giraldo resigned as a member of our board of directors effective February 11, 2022.

(7) Ms. Quinn resigned as a member of our board of directors effective January 11, 2022.

(8) Amount includes compensation expense of $71,265 related to the repricing of Mr. Berman's stock options that occurred in August 2022.

(9) Amount includes compensation expense of $54,872 related to the repricing of Mr. Sherman's stock options that occurred in August 2022.

Our directors are eligible to participate in our equity incentive plans, which are administered by our Compensation Committee under authority delegated by our board of directors. The terms and conditions of option grants to our non-employee directors under our equity incentive plans are and will be determined in the discretion of our Compensation Committee, consistent with the terms of the applicable plan. 2022 compensation to new board members and existing board members whose vesting had completed in 2021 were granted $170,000 worth of the Company's stock options, plus $20,000 for the Chairman of the Audit Committee and $12,500 for the Chairman of the Compensation Committee and $12,500 for the Chairman of the Nominations and Governance Committee, using the Black-Scholes model with the price struck on the date of grant and vest at the end of each quarter with quarterly vesting subject to attendance at the board meeting unless such absence is excused by the Chairman of the Board. New director grants are pro-rated based upon when they join the Board. In addition, directors who served on our board as of August 29, 2022, were granted $300,000 worth of restricted stock units ("RSU's") which vest over three years, with half vesting one-year from the date of grant, and the remaining shares vesting equally on the second and third anniversary of the date of grant, subject to continued service on our board. We reimburse each of our directors for reasonable out-of-pocket expenses that they incur in connection with attending board or committee meetings.

Table of Contents

Outstanding equity awards held by non-employee directors as of December 31, 2022 were as follows:

	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Grand Date Fair Market Value Options Outstanding ($)	Number of Securities Underlying Stock Awards That Have Not Vested (#)(8)	Market Value of Securities Underlying Stock Awards That Have Not Vested ($)(8)
Richard A. Berman	08/29/2022 (1)	—	41,667 (1)	$ 0.6511 (1)(5)	$ 502,500 (6)	—	$ —
	08/29/2022 (1)	—	66,924 (1)	0.6511 (1)(5)	112,123 (6)	—	—
	08/29/2022 (1)	—	41,438 (1)	0.6511 (1)	162,890 (6)	—	—
	08/29/2022 (1)	—	16,094 (1)	0.6511 (1)	126,840 (6)	—	—
	08/29/2022 (1)	—	4,882 (1)	0.6511 (1)	213,318 (6)	—	—
	08/29/2022 (1)	—	54,856 (1)	0.6511 (1)	288,871 (6)	—	—
	08/29/2022 (2)	—	—	—	—	460,759 (2)	299,493
Michael E. Sherman	08/29/2022 (1)	—	61,040 (1)	0.6511 (1)(5)	102,260 (7)	—	—
	08/29/2022 (1)	—	37,794 (1)	0.6511 (1)(5)	148,566 (7)	—	—
	08/29/2022 (1)	—	16,630 (1)	0.6511 (1)	131,064 (7)	—	—
	08/29/2022 (1)	—	5,010 (1)	0.6511 (1)	218,911 (7)	—	—
	08/29/2022 (1)	—	56,299 (1)	0.6511 (1)	296,470 (7)	—	—
	08/29/2022 (2)	—	—	—	—	460,759 (2)	299,493
James M. Messina (3)	08/29/2022 (4)	—	16,360 (4)	0.6511 (4)	6,443	—	—
	08/29/2022 (2)	—	—	—	299,493	460,759 (2)	299,493

(1) At the Company's 2022 Annual Meeting of Stockholders (the "2022 Annual Meeting") held on August 29, 2022, the stockholders approved a director retention plan (the "Director Retention Plan"). Under the terms of the Director Retention Plan, all stock options previously granted to the directors standing for reelection were repriced (the "Repriced Options") and such portion of the Repriced Options became entirely unvested and 100% of the Repriced Options will vest on the earlier of the 2023 Annual Meeting of Stockholders or one year from the date of the 2022 Annual Meeting.

(2) On August 29, 2023, the three remaining directors of the Company each received $300,000 RSU's for their continued service on our Board. The RSU's vest over three years, with half vesting one-year from the date of grant, and the remaining shares vesting equally on the second and third anniversary of the date of grant, subject to continued service on our board.

(3) Mr. Messina joined the Company's board on August 29, 2022.

(4) Mr. Messina was granted his pro-rata share of options for his service during the fourth quarter of 2022.

(5) In accordance with the Director Retention Plan, the expiration date of this Repriced Option was extended to December 19, 2027.

(6) In accordance with the Director Retention Plan, additional fair market value of $71,265 was calculated and will be expensed equally each month through August 2023.

(7) In accordance with the Director Retention Plan, additional fair market value of $54,872 was calculated and will be expensed equally each month through August 2023.

(8) These columns represent amounts related to awards of restricted stock units.

There were a total of 1,801,274 stock options and RSU's outstanding to non-employee directors as of December 31, 2022, with an aggregate grant date fair value of $3.3 million, the last of which vest in August 2025. There were 1,509,792 stock options and RSU's granted to non-employee directors during 2022 and 18,628 stock options and RSU's granted to non-employee directors during 2021. In addition, there were 402,637 stock options repriced in August 2022.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain aggregate information with respect to all of the Company's equity compensation plans in effect as of December 31, 2022:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and right	(b) Weighted-average exercise price of outstanding options, warrants and rights (2)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1)	6,345,048	$ 3.54	1,610,731
Equity compensation plans not approved by security holders	—	—	—
Total	6,345,048	3.54	1,610,731

_____

(1) We adopted our 2017 Stock Incentive Plan (the "2017 Plan") in 2017. In August 2018, stockholders approved an amendment to the 2017 Plan to provide for an additional 1,400,000 shares to be issued in connection with awards granted thereunder (the "2017 Amended Plan"). Under the 2017 Amended Plan, we can grant incentive stock options, non-qualified stock option, restricted and unrestricted stock awards and other stock-based awards. As of December 31, 2022, there were 1,610,731 equity awards remaining reserved for future issuance under the 2017 Plan.

(2) The weighted average exercise price is calculated based solely on outstanding stock options. It does not take into account the shares of our common stock underlying restricted stock units, which have no exercise price.

Compensation Committee Interlocks and Insider Participation

Currently, our Compensation Committee consists of Messrs. Michael Sherman, Richard Berman and James Messina. No member of the Compensation Committee, nor any of our Named Executive Officers, has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.

No member of our Compensation Committee is or has been an officer or employee of the Company. None of our executive officers currently serves, or in the past year has served, as a member of the Board or Compensation Committee (or other Board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our Board or Compensation Committee.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of April 12, 2023 for (a) each stockholder known by us to own beneficially more than 5% of our common stock (b) our named executive officers listed in the 2022 Summary Compensation Table, (c) each of our directors, and (d) all of our current directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. We deem shares of common stock that may be acquired by an individual or group within 60 days of April 12, 2023 pursuant to the exercise of options or warrants to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Except as indicated in the footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them based on information provided to us by these stockholders. Percentage of ownership is based on 29,320,248 shares of common stock outstanding on April 12, 2023.

Name of beneficial owner (1)	Common stock owned (2)	Shares beneficially owned (3)	Total common stock beneficially owned	Percent of class (3)
Directors and Named Executive Officers:				
Terren S. Peizer (4)	11,891,933	90,762,222	102,654,155	85.5 %
Jonathan E. Mayhew (5)	—	177,778	177,778	*
Richard A. Berman (6)	—	63,797	63,797	*
Michael E. Sherman (7)	15,550	80,337	95,887	*
James M. Messina (8)	—	77,794	77,794	*
Brandon H. LaVerne (9)	44,140	159,260	203,400	*
Mary Louise Osborne (10)	32,335	50,688	83,023	*
All current directors and executive officers as a group (8 persons)	164,906	586,035	750,941	2.5 %

---

*   Less than 1%

(1)   Except as set forth below, the mailing address of all individuals listed is c/o Ontrak, Inc., 2200 Paseo Verde Parkway, Suite 280, Henderson, NV 89052.

(2)   The number of shares beneficially owned includes shares of common stock in which a person has sole or shared voting power and/or sole or shared investment power and shares of common stock acquirable within 60 days of April 12, 2023 upon exercise of options or warrants. Except as noted in other footnotes to this table, each person named has sole voting and investment powers with respect to the common stock beneficially owned by that person, subject to applicable community property and similar laws.

(3)   Shares of common stock that may be acquired by an individual or group within 60 days of April 12, 2023 are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Percentage of ownership is based on 29,320,248 shares of common stock outstanding on April 12, 2023.

(4)   On March 2, 2023, Mr. Peizer resigned as the Company's Chairman of the Board and Chief Executive Officer, effective immediately. Shares presented are based on Schedule 13D/A filed with the Securities and Exchange Commission on March 8, 2023 by Acuitas Group Holdings, LLC and Terren S. Peizer. Total common stock beneficially owned consists of: (i) 11,891,933 shares of common stock and warrants to purchase 42,222,222 shares of common stock, which are held of record by Acuitas Group Holdings, LLC ("Acuitas"), a limited liability company 100% owned by Terren S. Peizer; (ii) convertible debt which is convertible into 47,500,000 shares of common stock issuable to Acuitas Capital LLC, an entity wholly owned by Acuitas; and (ii) options to purchase 1,040,000 shares of common stock. The address for Acuitas Group Holdings, LLC and Terren S. Peizer is 200 Dorado Beach Drive, #3831, Dorado, Puerto Rico, 00646.

(5)   On June 24, 2022, Mr. Mayhew gave notice of his resignation, effective August 12, 2022. Shares presented includes options to purchase 177,778 shares of our common stock, which options were vested as of August 12, 2022 with a term of 90 days from August 12, 2022 to exercise such options. These options expired at the end of the 90 day term with no options exercised.

(6)   Includes options to purchase 63,797 shares of common stock, which are exercisable within the next 60 days.

(7)   Consists of 15,550 shares of common stock and options to purchase 80,337 shares of common stock, which are exercisable within the next 60 days.

(8)   Includes options to purchase 77,794 shares of common stock, which are exercisable within the next 60 days.

(9)   Total common stock beneficially owned consists of 20,000 shares of common stock, 24,140 shares of common stock held under the Company's 401(k) plan, and options to purchase 159,250 shares of common stock.

(10)   Total common stock beneficially owned consists of 20,000 shares of common stock, 12,335 shares of common stock held under the Company's 401(k) plan, and options to purchase 50,688 shares of common stock.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Director Independence

Our common stock is traded on the NASDAQ Capital Market. The Board of Directors has determined that three of the members of the Board of Directors qualify as "independent," as defined by the listing standards of the NASDAQ. Consistent with these considerations, after review of all relevant transactions and relationships between each director, or any of his family members, and the Company, its senior management and its independent auditors, the Board has determined further that Messrs. Berman, Sherman and Messina are independent under the listing standards of NASDAQ. In making this determination, the Board of Directors considered that there were no new transactions or relationships between its current independent directors and the Company, its senior management and its independent auditors since last making this determination.

Each member of our Board of Directors serving on our Audit, Compensation and Nominations and Governance committees is "independent" within the meaning of the applicable Nasdaq listing standards.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional audit services rendered by EisnerAmper LLP ("EisnerAmper") for the audit of the Company's annual financial statements for the year ended December 31, 2022 and 2021 and fees billed for other services rendered during those periods:

	2022		2021	
Audit fees (1)	$	367,988	$	262,000
Audit-related fees (2)		—		—
Tax fees		—		—
All other fees		—		—
Total	$	367,988	$	262,000

_____

(1) Audit fees consisted of audit work performed in the preparation of financial statements, as well as work generally only the independent registered public accounting firm can reasonably be expected to provide, such as statutory audits.
(2) Fees relating to due diligence services related to acquisition.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-audit Services of Independent Public Accountant

Consistent with SEC policies regarding auditor independence, the Audit Committee has responsibility for appointing, setting compensation and overseeing the work of our independent registered public accounting firm. In recognition of this responsibility, the Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by our independent registered public accounting firm.

Prior to engagement of an independent registered public accounting firm for the next year's audit, management will submit an aggregate of services expected to be rendered during that year for each of four categories of services to the Audit Committee for approval.

1.   *Audit* services include audit work performed in the preparation of financial statements, as well as work that generally only an independent registered public accounting firm can reasonably be expected to provide, including comfort letters, statutory audits, and attest services and consultation regarding financial accounting and/or reporting standards.

2.   *Audit-Related* services are for assurance and related services that are traditionally performed by an independent registered public accounting firm, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

3.   *Tax* services include all services performed by an independent registered public accounting firm's tax personnel except those services specifically related to the audit of the financial statements, and includes fees in the areas of tax compliance, tax planning, and tax advice.

4.   *Other Fees* are those associated with services not captured in the other categories. The Company generally does not request such services from our independent registered public accounting firm.

Prior to engagement, the Audit Committee pre-approves these services by category of service. The fees are budgeted and the Audit Committee requires our independent registered public accounting firm and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage our independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, the Audit Committee requires specific pre-approval before engaging our independent registered public accounting firm.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

PART IV

ITEM 15.   EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

(a)(1),(2)   **Financial Statements**

The Financial Statements and Financial Statement Schedules listed on page F-1 of this document are filed as part of this filing.

(a)(3)   **Exhibits**

The following exhibits are filed as part of this report:

Exhibit No.	Description
1.1	At Market Issuance Sales Agreement, dated November 5, 2021, between Ontrak, Inc. and B Riley FBR, Inc. (incorporated herein by reference to Exhibit 1.1 to the Company's Form 8-K filed with the Securities and Exchange Commission ("SEC") on November 5, 2021).
3.1	Amended and Restated Certificate of Incorporation of Catasys, Inc., incorporated by reference to Appendix A to Catasys, Inc.'s Definitive Schedule 14C filed with the SEC on October 4, 2019.
3.2	Certificate of Amendment of Certificate of Incorporation, filed July 6, 2020 (incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K filed with the SEC on July 6, 2020).
3.3	By-Laws of Catasys, Inc., a Delaware corporation, incorporated by reference to Exhibit 3.6 of Catasys, Inc's Form 10-K filed with the SEC on March 22, 2019.
3.4	Amended and Restated Bylaws of Ontrak, Inc., effective July 6, 2020 (incorporated herein by reference to Exhibit 3.2 to the Company's Form 8-K filed with the SEC on July 6, 2020).
3.5	Certificate of Designations regarding 9.50% Series A Cumulative Perpetual Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K filed with the SEC on August 21, 2020)
3.6	Amendment No. 1 to Certificate of Designations regarding 9.50% Series A Cumulative Perpetual Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K filed with the SEC on October 16, 2020).
3.7	Certificate of Amendment of Amended and Restated Certificate of Incorporation dated February 21, 2023 (incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K filed with the SEC on February 22, 2023).
4.1	Specimen Common Stock Certificate, incorporated by reference to exhibit of the same number to Catasys Inc.'s annual report on Form 10-K filed with the SEC for the year ended December 31, 2005, on March 16, 2016.
4.2	Purchase Warrant for Common Shares issued in favor of Special Situations Investing Group II, LLC, dated September 24, 2019, incorporated by reference to Exhibit 4.2 of Catasys, Inc.'s Form 8-K filed with the SEC on September 25, 2019.

4.3	Description of Securities incorporated by reference to Exhibit 4.6 of Ontrak, Inc.'s annual report on Form 10-K filed with the SEC for the year ended December 31, 2020 on March 9, 2021.
4.4	Form of Purchase Warrant for Common Shares in favor of Special Situations Investing Group II, LLC, incorporated by reference to Exhibit 4.1 of Ontrak, Inc.'s Form 8-K filed with the SEC on March 8, 2022.
4.5	Form of Senior Secured Note issuable under Master Note Purchase Agreement, dated as of April 15, 2022, by and between Ontrak, Inc., certain of its subsidiaries as party thereto as guarantors, and Acuitas Capital LLC, as purchaser, and the collateral agent, incorporated by reference to Exhibit 4.1 of Ontrak, Inc.'s Form 10-Q filed with the SEC on May 11, 2022.
4.6	Form of Senior Secured Convertible Note issuable under Second Amendment to Master Note Purchase Agreement, dated as of November 19, 2022, by and between Ontrak, Inc., certain of its subsidiaries as party thereto as guarantors, and Acuitas Capital LLC, as purchaser and U.S. Bank Trust Company, National Association, as collateral agent, incorporated by reference to Exhibit 4.1 of Ontrak, Inc.'s Form 10-Q filed with the SEC on November 21, 2022.
4.7	Form of Purchase Warrant for Common Shares issuable under Second Amendment to Master Note Purchase Agreement, dated as of November 19, 2022, by and between Ontrak, Inc., certain of its subsidiaries as party thereto as guarantors, and Acuitas Capital LLC, as purchaser and U.S. Bank Trust Company, National Association, as collateral agent, incorporated by reference to Exhibit 4.2 of Ontrak, Inc.'s Form 10-Q filed with the SEC on November 21, 2022.
4.8	Form of Senior Secured Convertible Note issuable under Third Amendment to Master Note Purchase Agreement, dated as of December 30, 2022, by and between Ontrak, Inc., certain of its subsidiaries as party thereto as guarantors, and Acuitas Capital LLC, as purchaser and U.S. Bank Trust Company, National Association, as collateral agent, incorporated by reference to Exhibit 4.1 of Ontrak, Inc.'s Form 8-K filed with the SEC on January 4, 2023.
4.9	Form of Purchase Warrant for Common Shares issuable under Third Amendment to Master Note Purchase Agreement, dated as of December 30, 2022, by and between Ontrak, Inc., certain of its subsidiaries as party thereto as guarantors, and Acuitas Capital LLC, as purchaser and U.S. Bank Trust Company, National Association, as collateral agent, incorporated by reference to Exhibit 4.2 of Ontrak, Inc.'s Form 8-K filed with the SEC on January 4, 2023.
10.1#	Employment Agreement between Catasys, Inc. and Terren S. Peizer, dated September 29, 2003, incorporated by reference to Exhibit 10.2 of Catasys Inc.'s annual report on Form 10-K filed with the SEC for the year ended December 31, 2005, on March 16, 2016.
10.2#	Form of Stock Option Grant Notice incorporated by reference to exhibit 10.4 of Catasys, Inc.'s Form 10-K filed with the SEC on March 31, 2015.
10.3#	2017 Stock Incentive Plan, incorporated by reference to Exhibit B of Catasys, Inc.'s Preliminary Information Statement on Schedule 14C filed with the SEC on February 28, 2017.
10.4#	Employment Agreement dated March 16, 2020 by and between the Company and Mr. Brandon LaVerne, incorporated herein by reference to Exhibit 10.1 of Ontrak, Inc.'s Form 8-K filed with the SEC on March 17, 2020.
10.5* #	Employment Agreement dated July 26, 2022 by and between the Company and Brandon LaVerne.
10.6#	Employment Agreement by and between Ontrak, Inc. and Mary Louise Osborne, dated August 10, 2021, incorporated herein by reference to Exhibit 10.1 of Ontrak, Inc.'s Form 8-K filed with the SEC on August 10, 2021.
10.7#	Employment Agreement by and between Ontrak, Inc. and Arik Hill, dated August 11, 2021, incorporated herein by reference to Exhibit 10.1 of Ontrak, Inc.'s Form 8-K filed with the SEC on August 12, 2021.
10.8	Master Note Purchase Agreement, dated as of April 15, 2022, by and between Ontrak, Inc., certain of its subsidiaries as party thereto as guarantors, and Acuitas Capital LLC, as purchaser and the collateral agent (incorporated by reference to Exhibit 10.1 of Ontrak, Inc.'s Form 10-Q filed with the SEC on May 11, 2022).
10.9	Letter Agreement dated July 15, 2022, between Ontrak, Inc., and Acuitas Capital LLC (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed with the SEC on July 21, 2022).
10.10	Letter Agreement dated August 26, 2022, between Ontrak, Inc. and Acuitas Capital LLC (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed with the SEC on September 9, 2022).

10.11	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed with the SEC on August 4, 2022).	
10.12	Form of Placement Agency Agreement (incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed with the SEC on August 4, 2022).	
10.13*	First Amendment to Master Note Purchase Agreement, dated as of August 12, 2022, by and between Ontrak, Inc., certain of its subsidiaries as party thereto as guarantors, Acuitas Capital LLC, as purchaser and U.S. Bank Trust Company, National Association, as collateral agent.	
10.14	Second Amendment to Master Note Purchase Agreement, dated as of November 19, 2022, by and between Ontrak, Inc., certain of its subsidiaries as party thereto as guarantors, Acuitas Capital LLC, as purchaser and U.S. Bank Trust Company, National Association, as collateral agent, incorporated by reference to Exhibit 10.5 of Ontrak, Inc.'s Form 10-Q filed with the SEC on November 21, 2022.	
10.15	Third Amendment to Master Note Purchase Agreement, dated as of December 30, 2022, by and between Ontrak, Inc., certain of its subsidiaries as party thereto as guarantors, and Acuitas Capital LLC, as purchaser and U.S. Bank Trust Company, National Association, as collateral agent, incorporated by reference to Exhibit 10.1 of Ontrak, Inc.'s Form 8-K filed with the SEC on January 4, 2023.	
10.16	Stockholders Agreement made and entered into as of February 21, 2023, by and between Ontrak, Inc. and Acuitas Capital LLC (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed with the SEC on February 22, 2023).	
10.17* #	Employment Agreement dated July 26, 2022 by and between Ontrak, Inc. and James J. Park.	
10.18* #	Employment Agreement dated July 26, 2022 by and between Ontrak, Inc. and Judith Feld.	
14.1	Code of Ethics and Business Conduct, updated and approved by the Board of Directors in May 2021 (incorporated herein by reference to Exhibit 14.1 to the Company's Form 10-Q filed with the SEC on August 5, 2021).	
21.1*	Subsidiaries of the Company.	
23.1*	Consent of Independent Registered Public Accounting Firm – EisnerAmper LLP.	
31.1*	Certification by the Chief Executive Officer, pursuant to Rule 13-a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	
31.2*	Certification by the Chief Financial Officer, pursuant to Rule 13-a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	
32.1**	Certification by the Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	
32.2**	Certification by the Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	
101.INS*	XBRL Instance Document	
101.SCH*	Inline XBRL Taxonomy Extension Schema Document	
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document	
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document	
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document	
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document	
104*	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101)	

---

*   Filed herewith.

**   Furnished herewith.

\#   Management contract or compensatory plan or arrangement.

ITEM 16.   **FORM 10-K SUMMARY**

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ONTRAK, INC.

Date: April 17, 2023   By: /s/ BRANDON H. LAVERNE

Brandon H. LaVerne
Interim Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title(s)	Date
/s/ BRANDON H. LAVERNE Brandon H. LaVerne	Interim Chief Executive Officer (Principal Executive Officer)	April 17, 2023
/s/ JAMES J. PARK James J. Park	Chief Financial Officer (Principal Financial and Accounting Officer)	April 17, 2023
/s/ MICHAEL SHERMAN Michael Sherman	Chairman of the Board of Directors	April 17, 2023
/s/ RICHARD A. BERMAN Richard Berman	Director	April 17, 2023
/s/ JAMES M. MESSINA James M. Messina	Director	April 17, 2023

ONTRAK, INC.

Index to Consolidated Financial Statements and Financial Statement Schedules

Financial Statements

Financial Statement Schedules

All financial statement schedules are omitted as they are either not applicable or the information required is presented in the consolidated financial statements and notes thereto included in this Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Ontrak, Inc.,

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ontrak, Inc. and Subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2021, and the consolidated results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Calculation of variable consideration related to price concessions

As described further in Note 2 to the financial statements, the variable contract revenue is recognized at the amount that reflects the consideration the Company expects to receive in exchange for providing services directly to customers. The transaction price of the Company's revenue contract is variable as it is calculated net of estimated price concessions. Management estimates the value of variable consideration based upon historical experience and other factors, including evaluation of expected adjustments, past adjustments and collection experience in relation to amounts billed, current contract and reimbursement terms. As disclosed by Management, the evaluation of these historical and other factors involves complex, subjective judgements.

We identified the calculation of variable consideration related to price concessions as a critical audit matter due to the significant judgment and estimation required by management in their process. These estimates require the consideration of key assumptions such as insurance coverage levels which has estimation uncertainty. This in turn led to a high degree of auditor judgment, subjectivity, and effort in applying the procedures related to those assumptions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures also included, among others, (i) obtaining an understanding of management's process and evaluating the design of controls over management's calculation of variable consideration related to price concessions, as well as the relevance and use of historical experience data as an input into the estimate, (ii) testing the completeness and accuracy of the input data, (iii) evaluating the historical accuracy of management's process for developing the estimate of the amount which will ultimately be collected and (iv) developing an independent expectation of the amount expected to be collected. We used a retrospective approach that includes historical sales and collection data in developing our independent expectations and in testing management's process.

/s/ EisnerAmper LLP

We have served as the Company's auditor since 2018.

EISNERAMPER LLP
Iselin, New Jersey
April 17, 2023

ONTRAK, INC.
Consolidated Balance Sheets
(in thousands, except share and per share data)

| | December 31, | |
	2022	2021
Assets		
Current assets:		
Cash and cash equivalents	$ 5,032	$ 58,824
Restricted cash - current	4,477	6,716
Receivables, net	973	5,938
Unbilled receivables	453	3,235
Deferred costs - current	156	600
Prepaid expenses and other current assets	3,168	5,019
Total current assets	**14,259**	**80,332**
Long-term assets:		
Property and equipment, net	2,498	3,785
Restricted cash - long-term	204	406
Goodwill	5,713	5,713
Intangible assets, net	1,125	2,346
Other assets	1,326	444
Operating lease right-of-use assets	632	656
Total assets	**$ 25,757**	**$ 93,682**
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 1,927	$ 1,001
Accrued compensation and benefits	1,987	2,343
Deferred revenue	326	441
Current portion of operating lease liabilities	653	595
Other accrued liabilities	4,576	5,953
Total current liabilities	**9,469**	**10,333**
Long-term liabilities:		
Long-term debt, net	10,065	35,792
Long-term operating lease liabilities	546	932
Long-term finance lease liabilities	—	136
Other liabilities	—	934
Total liabilities	**20,080**	**48,127**
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.0001 par value; 50,000,000 shares authorized; 3,770,265 shares issued and outstanding at each of December 31, 2022 and 2021	—	—
Common stock, $0.0001 par value, 500,000,000 shares authorized; 27,167,479 and 20,686,186 shares issued and outstanding at December 31, 2022 and 2021, respectively	3	2
Additional paid-in capital	448,415	436,721
Accumulated deficit	(442,741)	(391,168)
Total stockholders' equity	**5,677**	**45,555**
Total liabilities and stockholders' equity	**$ 25,757**	**$ 93,682**

See accompanying notes to the consolidated financial statements.

ONTRAK, INC.
Consolidated Statements of Operations
(in thousands, except per share data)

		Year Ended December 31,		
		2022		**2021**
Revenue	$	14,514	$	84,133
Cost of revenue		7,461		31,214
Gross profit		7,053		52,919
Operating expenses:				
Research and development		10,974		18,279
Sales and marketing		5,006		9,895
General and administrative		34,256		43,774
Restructuring, severance and related costs		934		8,952
Total operating expenses		51,170		80,900
Operating loss		(44,117)		(27,981)
Other expense, net		(3,461)		(1,013)
Interest expense, net		(3,907)		(7,997)
Loss before income taxes	$	(51,485)	$	(36,991)
Income tax expense		(88)		(153)
Net loss		(51,573)		(37,144)
Dividends on preferred stock - declared and undeclared		(8,954)		(8,954)
Net loss attributable to common stockholders	$	(60,527)	$	(46,098)
Net loss per common share - basic and diluted	$	(2.60)	$	(2.47)
Weighted-average common shares outstanding - basic and diluted		23,265		18,656

See accompanying notes to the consolidated financial statements.

ONTRAK, INC.
Consolidated Statements of Stockholders' Equity
(in thousands, except share and per share data)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance at December 31, 2020	**3,770,265**	**$ —**	**17,543,218**	**$ 2**	**$ 414,773**	**$ (354,024)**	**$ 60,751**
Preferred dividends declared	—	—	—	—	(8,954)	—	(8,954)
Common stock issued in ATM offering, net	—	—	1,324,185	—	10,871	—	10,871
Common stock issued relating to settlement of contingent consideration	—	—	164,898	—	1,443	—	1,443
Warrants exercised	—	—	1,184,641	—	58	—	58
Stock options exercised and restricted stock units vested, net of taxes	—	—	400,326	—	5,560	—	5,560
401(k) employer match	—	—	62,918	—	1,112	—	1,112
Stock-based compensation expense	—	—	—	—	11,858	—	11,858
Net loss	—	—	—	—	—	(37,144)	(37,144)
Balance at December 31, 2021	**3,770,265**	**$ —**	**20,680,186**	**$ 2**	**$ 436,721**	**$ (391,168)**	**$ 45,555**
Preferred dividends declared	—	—	—	—	(2,239)	—	(2,239)
Common stock issued relating to registered direct offering, net	—	—	5,000,000	1	3,293	—	3,294
Common stock issued relating to settlement of contingent consideration	—	—	33,415	—	293	—	293
Common stock issued for financing and consulting services	—	—	795,200	—	1,351	—	1,351
Warrants issued	—	—	—	—	827	—	827
Restricted stock units vested, net of taxes	—	—	33,374	—	(6)	—	(6)
401(k) employer match	—	—	625,304	—	643	—	643
Stock-based compensation expense	—	—	—	—	7,532	—	7,532
Net loss	—	—	—	—	—	(51,573)	(51,573)
Balance at December 31, 2022	**3,770,265**	**$ —**	**27,167,479**	**$ 3**	**$ 448,415**	**$ (442,741)**	**$ 5,677**

See accompanying notes to the consolidated financial statements.

ONTRAK, INC.
Consolidated Statements of Cash Flows
(in thousands)

Table of Contents

	Year Ended December 31,	
	2022	2021
Cash flows from operating activities		
Net loss	$ (51,573)	$ (37,144)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation expense	7,532	11,858
Write-off of debt issuance costs	3,334	—
Restructuring and related costs	—	6,297
Paid-in-kind interest expense	553	—
Write-off of other asset	259	—
Depreciation expense	2,494	1,070
Amortization expense	2,706	2,941
Gain on forgiveness of PPP loan	—	(171)
Change in fair value of warrants	(133)	—
Change in fair value of contingent consideration	—	1,315
401(k) employer match in common shares	628	1,105
Common stock issued for consulting services	102	—
Changes in operating assets and liabilities:		
Receivables	4,965	10,744
Unbilled receivables	2,781	1,191
Prepaid and other assets	1,558	(867)
Accounts payable	791	(314)
Deferred revenue	(115)	(20,513)
Lease liabilities	(328)	(310)
Other accrued liabilities	480	(3,357)
Net cash used in operating activities	(23,966)	(26,155)
Cash flows from investing activities		
Purchases of property and equipment	(1,156)	(4,480)
Net cash used in investing activities	(1,156)	(4,480)
Cash flows from financing activities		
Repayment of 2024 Notes	(39,194)	(10,807)
Proceeds from Keep Well Notes	11,000	—
Proceeds from issuance of common stock	4,000	11,142
Common stock issuance costs	(706)	(271)
Dividends paid	(2,239)	(8,954)
Debt issuance costs	(907)	—
Proceed from warrant exercise	—	58
Proceed from options exercise	—	5,584
Payment of taxes related to net-settled stock awards	(6)	(24)
Finance lease obligations	(282)	(325)
Financed insurance premium payments	(2,777)	(3,032)
Net cash used in financing activities	(31,111)	(6,629)
Net change in cash and restricted cash	(56,233)	(37,264)
Cash and restricted cash at beginning of period	65,946	103,210
Cash and restricted cash at end of period	**$ 9,713**	**$ 65,946**
Supplemental disclosure of cash flow information:		
Interest paid	$ 2,330	$ 7,146
Income taxes paid	136	108
Non-cash financing and investing activities:		
Common stock issued in connection with Keep Well Agreement	$ 1,249	$ —
Warrants issued in connection with 2024 Notes	458	—
Warrants issued in connection with Keep Well Notes	544	—
Accrued debt issuance costs	5	—
Common stock issued to settle contingent liability	293	1,443
Financed insurance premiums	2,474	3,144
Finance lease and accrued purchases of property and equipment	171	162

See accompanying notes to the consolidated financial statements.

ONTRAK, INC.
Notes to Consolidated Financial Statements

Note 1. Organization

Company Overview

Ontrak, Inc. ("Ontrak," "Company," "we," "us" or "our") is an artificial intelligence ("AI")-powered and telehealth-enabled, virtualized healthcare company, whose mission is to help improve the health and save the lives of as many people as possible. The Company's technology-enabled platform provides claim-based analytics and predictive modeling to provide analytic insights throughout the delivery of our personalized treatment program. The Company's program predicts people whose chronic disease will improve with behavior change, recommends effective care pathways that people are willing to follow, and engages and guides them to and through the care they need. By combining predictive analytics with human engagement, we deliver improved member health and validated outcomes and savings to healthcare payors.

The Company's integrated, technology-enabled Ontrak^{TM} programs are designed to provide healthcare solutions to members with behavioral conditions that cause or exacerbate chronic medical conditions such as diabetes, hypertension, coronary artery disease, chronic obstructive pulmonary disease, and congestive heart failure, which result in high medical costs. Ontrak has a unique ability to engage these members, who do not otherwise seek behavioral healthcare, leveraging proprietary enrollment capabilities built on deep insights into the drivers of care avoidance. Ontrak integrates evidence-based psychosocial and medical interventions delivered either in-person or via telehealth, along with care coaching and in-market community care coordinators who address the social and environmental determinants of health, including loneliness. The Ontrak programs seek to improve member health and deliver validated cost savings to healthcare payors.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include Ontrak, Inc., its wholly-owned subsidiaries and its variable interest entities (VIEs). The accompanying consolidated financial statements for Ontrak, Inc. have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") and instructions to Form 10-K and Article 10 of Regulation S-X. All intercompany balances and transactions have been eliminated in consolidation. The Company operates as one segment.

The Company provides services to commercial (employer funded), managed Medicare Advantage, managed Medicaid and duel eligible (Medicare and Medicaid) populations to generate revenues. The Company also provides mental health and wellbeing support to members of employer customers under our LifeDojo wellbeing solution. The Company aims to increase the number of members that are eligible for its solutions by signing new contracts and identifying more eligible members in existing contracts.

We have incurred significant net losses and negative operating cash flows since our inception, and we expect to continue to incur net losses and negative operating cash flow, in part due to the negative impact on our operations resulting from customer terminations. As of December 31, 2022, our cash and restricted cash was $9.7 million (see discussion about the availability of restricted cash in Note 3 below) and we had working capital of approximately $4.8 million. For the year ended December 31, 2022, our average monthly cash flow from operations burn rate was $2.0 million. Throughout the year ended December 31, 2022 and subsequently in March 2023, as part of the Company's continued cost saving measures to reduce its operating costs and to better align with its previously stated strategic initiatives, our management completed a series of reduction in workforce and vendor cost optimization plans. As a result, the Company expects the full effect of these plans will be realized in 2023 and beyond, and decrease our operating costs and improve average monthly cash flow from operations. These cost optimization plans are necessary to right size our business commensurate with our current customer base.

In addition to revenue from business operations, our primary source of working capital is the Keep Well Agreement, which has $14.0 million of principal borrowing capacity remaining as of December 31, 2022 ($4.0 million borrowed on each of January and March 2023). We may also be able to raise capital through equity financings, however, when we can affect such sales and the amount of shares we can sell depends on a variety of factors to be determined by us from time to time, including, among others, market conditions, the trading price of our common stock and our determination as to the appropriate sources of funding for our operations.

Regardless of our success in raising additional capital, we expect our cash on hand, including restricted cash and additional borrowings under our Keep Well Agreement, will be sufficient to meet our obligations for at least the next 12 months from the date these financial statements are released.

Management plans to continue to execute on its strategy by (i) exploring other sources of capital with either debt or equity financing for future liquidity needs; (ii) continuing to manage operating costs by strategically pursuing cost optimization initiatives; and (iii) continuing to pursue executing our growth strategy by improving our marketing techniques and implementing new features to increase customer engagement, adding new members and securing new customer contracts.

There can be no assurance that we will be able to satisfy the conditions precedent to future borrowings under the Keep Well Agreement or that other capital will be available when needed or that, if available, it will be obtained on terms favorable to us and our stockholders, that we will be successful in implementing cost optimization initiatives, or that we will be successful in executing our growth strategy. In addition, our Keep Well Agreement contains various financial covenants, and any unanticipated non-compliance with those covenants could result in an acceleration of the repayment of the outstanding loan balance. Furthermore, equity or debt financings may have a dilutive effect on the holdings of our existing stockholders, and debt financings may subject us to restrictive covenants, operational restrictions and security interests in our assets.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgements and assumptions that affect the reported amounts in the financial statements and disclosed in the accompanying notes. Significant areas requiring the use of management estimates include expense accruals, accounts receivable allowances, accrued claims payable, the useful life of assets subject to depreciation and amortization, revenue recognition, the valuation of warrant liabilities and contingent consideration, and shared-based compensation. Due to the inherent uncertainty involved in making estimates, actual results could differ from those estimates.

Revenue Recognition

The Company generates revenue from contracts with customers as it satisfies its performance obligations to customers and their members enrolled in our Ontrak program. The Ontrak program service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in a manner that depicts the transfer of services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised services (*i.e.*, the "transaction price"). In determining the transaction price, the Company considers multiple factors, including identification of the performance obligation and the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside the Company's influence, such as the judgment and actions of third parties.

Deferred Revenue

Deferred revenue represents billed, but unrecognized revenue, and is comprised of fees billed or received in advance of the delivery or completion of the services when revenue recognition criteria have not been met. Deferred revenue is recognized as our performance obligation is satisfied over the length of the Ontrak program as our services are delivered.

Cost of Revenue

Cost of revenue consists primarily of salaries related to care coaches, outreach specialists and other staff directly involved in member care, healthcare provider claims payments, and fees charged by third party administrators for processing these claims. Salaries and fees charged by third party administrators for processing claims are expensed when incurred and healthcare provider claims payments are recognized in the period in which an eligible member receives services.

Commissions

Commissions paid to our sales force and engagement specialists are deferred as these amounts are incremental costs of obtaining a contract with a customer and are recoverable from future revenue that gave rise to the commissions. Commissions for initial customer contracts and member enrollments are deferred on the consolidated balance sheets and amortized on a straight-line basis over estimated useful life, which has been determined to be six years and one year, respectively.

For the year ended December 31, 2022 and 2021, amortization expense relating to deferred commission costs was $0.7 million and $3.6 million, respectively.

Research and Development Costs

Research and development costs primarily include personnel and related expenses, including third-party services, for software development and engineering, information technology infrastructure development. Research and development costs are expensed as incurred.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less from the date of purchase. The Company's cash balance does not contain any cash equivalents at December 31, 2022 and 2021.

Property & Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, as noted below. We capitalize computer software that meet both the definition of internal-use software and defined criteria for capitalization. See discussion below under "Capitalized Internal Use Software Costs" for more information.

	Estimated Useful Lives (years)
Software	3
Computers and equipment	3 - 7
Right of use assets - finance leases	3
Leasehold improvements	5

Capitalized Internal Use Software Costs

Costs of computer software obtained or developed for internal use are accounted for in accordance with ASC 350, *Intangibles — Goodwill and Other* ("ASC 350"). Certain costs in the development of our internal use software are capitalized when the preliminary project stage is completed and it is probable that the project will be completed and performed as intended. These capitalized costs include personnel and related expenses for employees and costs of third-party consultants who are directly associated with and who devote time to internal-use software projects. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Costs incurred for significant upgrades and enhancements to the Company's internal use software solutions are also capitalized. Costs incurred for training, maintenance and minor modifications or enhancements are expensed as incurred. Capitalized software development costs are amortized using the straight-line method over an estimated useful life of three years.

Goodwill and Intangible Assets

Goodwill represents the excess of purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is carried at historical cost, not amortized, and subject to write-down, as needed, based upon an impairment analysis that we perform annually on October 1 or more frequently if an event occurs or change in circumstances indicates that the asset may be impaired. The Company operates as one reporting unit and the fair value of the reporting unit is estimated using quoted market prices in active markets of the Company's stock. The implied fair value of goodwill is compared to the carrying value of goodwill as of the testing date, and an impairment charge is recognized for the excess of the carrying value of goodwill over its implied fair value, if any. The Company conducted its annual goodwill impairment test as of October 1, 2022 and determined that no impairment of goodwill existed.

Definite-lived intangible assets include acquired software technology and customer relationships resulting from a business acquisition. The Company amortizes such definite-lived intangible assets on a straight line basis over their estimated useful lives. Definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

Recoverability of Long-Lived Assets

The Company reviews long-lived assets for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. In the event the undiscounted future cash flow attributable to the asset is less than the carrying amount of the asset, an impairment loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Changes in estimates of future cash flows attributable to the long-lived assets could result in a write-down of the asset in a future period.

Leases

ROU assets represent our right to use an underlying asset during the reasonably certain lease term and lease liabilities represent our obligation to make lease payments arising from the lease. We recognize ROU lease assets and lease liabilities at lease commencement on our consolidated balance sheet based on the present value of lease payments over the lease term using a discount rate determined based on our incremental borrowing rate since the rate implicit in each lease is not readily determinable. We elected the package of practical expedients, which permits us to not reassess (1) whether any expired or existing contracts are or contain leases, (2) the lease classification of any expired or existing leases, and (3) any initial direct costs for any existing leases as of the effective date. We elected the practical expedient to account for each separate lease component of a contract and its associated non-lease components as a single lease component. We also elected the hindsight practical expedient, which allows us to use hindsight in determining the lease term. We do not record an ROU asset and corresponding lease liability for leases with an initial term of 12 months or less ("short-term leases"). The terms in our leases may include options to extend or terminate the lease when it is reasonably certain that we will exercise those options. Judgment is required in our assessment as to whether renewal or termination options are reasonably certain to be exercised and factors such as contractual terms compared to current market rates, the importance of the facility and location to the Company's operations, among others, are considered. Lease payments are made in accordance with the lease terms and lease expense, including short-term lease expense, is recognized on a straight-line basis over the lease term.

Share-Based Compensation

Stock Options and Restricted Stock Units – Employees and Directors

Stock-based compensation for stock options and RSUs granted is measured based on the grant-date fair value of the awards and recognized on a straight-line basis over the period during which the employee is required to perform services in exchange for the award (generally the vesting period of the award). The Company estimates the fair value of RSU awards based on the closing stock price of our common shares on the date of grant. The Company estimates the fair value of employee stock options using the Black-Scholes option-pricing model. Forfeitures are recognized as they occur.

Stock Options and Warrants – Non-employees

Stock-based compensation for stock options and warrants granted to non-employees is measured based on the grant-date fair value of the awards and recognized on a straight-line basis over the period during which the employee is required to perform services in exchange for the award (generally the vesting period of the award). The Company estimates the fair value of employee stock options using the Black-Scholes option-pricing model.

For options and warrants issued as compensation to non-employees for services that are fully vested and non-forfeitable at the time of issuance, the estimated value is recorded in equity and expensed when the services are performed and benefit is received. For unvested shares, the change in fair value during the period is recognized in expense using the graded vesting method.

Income Taxes

The Company accounts for income taxes using the liability method, under which deferred tax assets and liabilities are determined based on the future tax consequences attributable to differences between the financial reporting carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry forwards and net operating loss carryforwards.

Deferred tax assets and liabilities are measured using the enacted tax rates that are expected to be in effect when the differences are expected to reverse. To date, no current income tax liability has been recorded due to the Company's accumulated net losses.

The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income, and a valuation allowance is established when necessary to reduce deferred tax assets to the amounts more likely than not expected to be realized. The Company's net deferred tax assets have been fully reserved by a valuation allowance.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities recorded at fair value in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure fair value. The fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I) and the lowest priority to unobservable inputs (Level III). The three levels of the fair value hierarchy are described below:

Level Input:	Input Definition:
Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.
Level II	Inputs, other than quoted prices included in Level I, that are observable for the asset or liability through corroboration with market data at the measurement date.
Level III	Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The following tables summarize fair value measurements by level at December 31, 2022 and 2021, respectively, for assets and liabilities measured at fair value on a recurring basis (in thousands):

	Balance at December 31, 2022			
	Level I	Level II	Level III	Total
Letter of credit (1)	$ 204	$ —	$ —	$ 204
Total assets	$ 204	$ —	$ —	$ 204
Contingent consideration (2)	$ —	$ —	$ 64	$ 64
Warrant liabilities (3)	—	—	43	43
Total liabilities	$ —	$ —	$ 107	$ 107

	Balance at December 31, 2021			
	Level I	Level II	Level III	Total
Letter of credit (1)	$ 306	$ —	$ —	$ 306
Total assets	$ 306	$ —	$ —	$ 306
Contingent consideration (2)	$ —	$ —	$ 357	$ 357
Total liabilities	$ —	$ —	$ 357	$ 357

_____
(1) Amounts relating to letter of credit were included in "Restricted cash - long term" on our consolidated balance sheets as of December 31, 2022 and 2021.
(2) Contingent consideration was included in "Other accrued liabilities" on our consolidated balance sheets as of December 31, 2022 and 2021.
(3) Relates to Ticking Warrants issued as of December 31, 2022 in connection with the Eight Amendment executed on March 8, 2022, as discussed in Note 9 below, and included in "Other accrued liabilities" on our consolidated balance sheet as of December 31, 2022.

Financial instruments classified as Level III in the fair value hierarchy as of December 31, 2022 and 2021 represent liabilities measured at market value on a recurring basis and include warrant liabilities relating to Ticking Warrants issued in connection with an amendment to our debt agreement, as discussed in Note 9, and contingent consideration relating to a stock price guarantee provided in an acquisition (see further discussion below regarding this contingent consideration). In accordance with current accounting rules, the warrant liabilities and contingent consideration liability are marked-to-market each quarter-end until they are completely settled or expire. The fair value of the warrant liabilities was valued using the Black-Scholes pricing model, using both observable and unobservable inputs and assumptions consistent with those used in the estimate of fair value of employee stock options. The fair value of the contingent consideration liability was valued using the Monte Carlo simulation model, using both observable and unobservable inputs and assumptions.

The carrying value of the 2024 Notes and Keep Well Notes is estimated to approximate their respective fair values as the variable interest rate of the notes approximates the market rate for debt with similar terms and risk characteristics.

The fair value measurements using significant Level III inputs, and changes therein, was as follows (in thousands):

	Level III Contingent Consideration
Balance as of December 31, 2020	$ 485
Change in fair value	1,315
Settlement of contingent consideration	(1,443)
Balance as of December 31, 2021	357
Settlement of contingent consideration	(293)
Balance as of December 31, 2022	$ 64

The $0.1 million and $0.4 million of contingent consideration liability, relating to a stock price guarantee in our acquisition of LifeDojo Inc. completed in October 2020, was included in "Other accrued liabilities" on our consolidated balance sheets as of December 31, 2022 and 2021, respectively. We recorded loss of $1.3 million resulting from changes in fair value of the contingent consideration relating to a stock price guarantee in "Other expense, net" on our consolidated statements of operations for the year ended December 31, 2021. On October 28, 2021, which was the completion date of the measurement period, the Company determined that the fair value of the contingent consideration was $1.8 million. The $0.1 million of contingent consideration liability remaining as of December 31, 2022 relates to 7,428 shares of common stock remaining to be issued, pending response for stockholder information.

Warrant Liabilities

The assumptions used in the Black-Scholes option-pricing model were determined as follows:

	December 31, 2022
Volatility	100.00 %
Risk-free interest rate	4.22 %
Weighted average expected life (in years)	3.79
Dividend yield	0 %

	Level III Warrant Liabilities
Balance as of December 31, 2021	$ —
Warrants issued - Ticking Warrants	176
Gain on change in fair value of warrant liabilities	(133)
Balance as of December 31, 2022	$ 43

For the year ended December 31, 2022, we recorded a gain of $0.1 million related to change in the fair value of warrant liabilities in "Other expense, net" on our consolidated statements of operations.

Variable Interest Entities

Generally, an entity is defined as a Variable Interest Entity ("VIE") under current accounting rules if it either lacks sufficient equity to finance its activities without additional subordinated financial support, or it is structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. When determining whether an entity that meets the definition of a business, qualifies for a scope exception from applying VIE guidance, the Company considers whether: (i) it has participated significantly in the design of the entity, (ii) it has provided more than half of the total financial support to the entity, and (iii) substantially all of the activities of the VIE are conducted on its behalf. A VIE is consolidated by its primary beneficiary, the party that has the power to direct the activities that most significantly affect the economics of the VIE and has the right to receive benefits or the obligation to absorb losses of the entity that could be potentially significant to the VIE. The primary beneficiary assessment must be re-evaluated on an ongoing basis.

As discussed under the heading *Management Services Agreement* ("MSA") below, the Company has an MSA with a Texas nonprofit health organization ("TIH") and a California Professional Corporation ("CIH"). Under the MSAs, the equity owners of TIH and CIH have only a nominal equity investment at risk, and the Company absorbs or receives a majority of the entity's expected losses or benefits. The Company participates significantly in the design of these MSAs. The Company also agrees to provide working capital loans to allow for TIH and CIH to fund their day to day obligations. Substantially all of the activities of TIH and CIH include its decision making, approval or are conducted for its benefit, as evidenced by the facts that (i) the operations of TIH and CIH are conducted primarily using the Company's licensed network of providers and (ii) under the MSA, the Company agrees to provide and perform all non-medical management and administrative services for the entities. Payment of the Company's management fee is subordinate to payments of the obligations of TIH and CIH, and repayment of the working capital loans is not guaranteed by the equity owner of the affiliated medical group or other third party. Creditors of TIH and CIH do not have recourse to the Company's general credit.

Based on the design of the entity and the lack of sufficient equity to finance its activities without additional working capital loans the Company has determined that TIH and CIH are VIEs. The Company is the primary beneficiary required to consolidate the entities as it has power and potentially significant interests in the entities. Accordingly, the Company is required to consolidate the assets, liabilities, revenues and expenses of the managed treatment centers.

Management Services Agreement

In April 2018, the Company executed an MSA with TIH and in July 2018, the Company executed an MSA with CIH. Under the MSAs, the Company licenses to TIH and CIH the right to use its proprietary treatment programs and related trademarks and provide all required day-to-day business management services, including, but not limited to:

- general administrative support services;
- information systems;
- recordkeeping;
- billing and collection;
- obtaining and maintaining all federal, state and local licenses, certifications and regulatory permits.

All clinical matters relating to the operation of TIH and CIH and the performance of clinical services through the network of providers shall be the sole and exclusive responsibility of the TIH and CIH Board free of any control or direction from the Company.

TIH pays the Company a monthly fee equal to the aggregate amount of (a) its costs of providing management services (including reasonable overhead allocated to the delivery of its services and including salaries, rent, equipment, and tenant improvements incurred for the benefit of the medical group, provided that any capitalized costs will be amortized over a five-year period), (b) 10%-15% of the foregoing costs, and (c) any performance bonus amount, as determined by TIH at its sole discretion. The Company's management fee is subordinate to payment of the entities' obligations.

CIH pays the Company a monthly fee equal to the aggregate amount of (a) its costs of providing management services (including reasonable overhead allocated to the delivery of its services and including salaries, rent, equipment, and tenant improvements incurred for the benefit of the entity, provided that any capitalized costs will be amortized over a five-year period), and (b) any performance bonus, as determined by CIH at its sole discretion.

The Company's consolidated balance sheets included the following assets and liabilities from its VIEs (in thousands):

	December 31,			
	2022		**2021**	
Cash and cash equivalents	$	686	$	1,356
Accounts receivable		381		—
Unbilled accounts receivable		90		80
Prepaid and other current assets		116		48
Total assets	$	1,273	$	1,484
Accounts payable	$	—	$	10
Accrued liabilities		119		11
Deferred revenue		52		40
Payables to Ontrak		1,602		1,841
Total liabilities	$	1,773	$	1,902

Concentration of Credit Risk

Financial instruments, which potentially subject us to a concentration of risk, include cash, restricted cash and accounts receivable. All of our customers are based in the United States at this time and we are not subject to exchange risk for accounts receivable.

The Company maintains its cash in domestic financial institutions subject to insurance coverage issued by the Federal Deposit Insurance Corporation ("FDIC"). Under FDIC rules, the company is entitled to aggregate coverage as defined by the Federal regulation per account type per separate legal entity per financial institution. The Company has incurred no losses as a result of any credit risk exposures.

For more information about concentration of our accounts receivable and revenue, see Note 4 below.

Recently Adopted Accounting Standards

In May 2021, the FASB issued ASU No. 2021-04, "Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718), and Derivatives and Hedging-Contracts in Entity's Own Equity (Subtopic 815-40): Issuer's Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options ("ASU 2021-04"), to clarify and reduce diversity in an issuer's accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in ASU 2021-04 are effective for fiscal years beginning after December 15, 2021, and interim periods with fiscal years beginning after December 15, 2021. The adoption of ASU 2021-04 on January 1, 2022 did not have a material effect on our consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, "Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40) ("ASU 2020-06")." ASU 2020-06 modifies and simplifies accounting for convertible instruments, and eliminates certain separation models that require separating embedded conversion features from convertible instruments. ASU 2020-06 also addresses how convertible instruments are accounted for in the diluted earnings per share calculation. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The adoption of ASU 2020-06 on January 1, 2022 did not have a material effect on our consolidated financial statements.

In March 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting ("ASU 2020-04"), which provides optional expedients and exceptions to accounting for contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. In January 2021, the FASB issued ASU 2021-01, "Reference Rate Reform (Topic 848): Scope" which clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. ASU 2020-04 is effective for all entities beginning on March 12, 2020 and may be applied prospectively to contract modifications entered through December 31, 2022. ASU 2021-01 is effective beginning on January 7, 2021 and may be applied retrospectively or prospectively to contract modifications entered through December 31, 2022. The adoption of ASU 2020-04 and ASU 2021-01 as of the respective effective beginning dates did not have a material effect on our consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, "Simplifying the Accounting for Income Taxes" ("ASU 2019-12"), which enhances and simplifies various aspects of income tax accounting guidance. The guidance is effective for the Company in the first quarter of 2021, although early adoption is permitted. The adoption of ASU 2019-12 on January 1, 2021 did not have a material effect on our consolidated financial statements.

Recently Issued Accounting Pronouncements

In October 2021, the FASB issued ASU No. 2021-08, "Business Combinations (Topic 805) - Accounting for Contract Assets and Contract Liabilities from Contracts with Customers" ("ASU 2021-08"), which improves the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to recognition of an acquired contract liability, and payment terms and their effect on subsequent revenue recognized by the acquirer. The amendments in ASU 2021-08 require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. The amendments in ASU 2021-08, however, do not affect the accounting for other assets or liabilities that may arise from revenue contracts with customers in accordance with Topic 606, such as refund liabilities, or in a business combination, such as customer-related intangible assets and contract-based intangible assets. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments in ASU 2021-08 should be applied prospectively to business combinations occurring on or after the effective date of the amendments. Early adoption of the amendments is permitted, including adoption in an interim period.

In October 2020, the FASB issued ASU No. 2020-10, "Codification Improvements" ("ASU 2020-10"), which includes amendments to improve consistency of disclosures by ensuring that all guidance that require disclosures or provides an option for an entity to provide information in the notes to the financial statement is codified in the disclosure section of the codification. ASU 2020-10 is effective for public companies, other than smaller reporting companies, for fiscal years beginning after December 15, 2020. For all other entities, ASU 2020-10 is effective for fiscal years beginning after December 15, 2021, and interim periods beginning after December 15, 2022. The Company is currently evaluating the impact of adoption of ASU 2020-10 on its consolidated financial statements and related footnote disclosures.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), which requires recognition of an estimate of lifetime expected credit losses as an allowance. For companies eligible to be smaller reporting company as defined by the Securities and Exchange Commission ("SEC"), ASU 2016-13 is effective for annual reporting periods beginning after December 15, 2022, including interim periods within those annual periods. The Company is currently evaluating the impact of adoption of ASU 2016-13 on its consolidated financial statements and related footnote disclosures.

Note 3. Restricted Cash

The following table provides a reconciliation of cash, cash equivalents and restricted cash total as presented in the consolidated statement of cash flows for the periods presented (in thousands):

	December 31,	
	2022	2021
Cash and cash equivalents	$ 5,032	$ 58,824
Restricted cash - current:		
Dividend payments on preferred stock (1)	4,477	6,716
Subtotal - Restricted cash - current	4,477	6,716
Restricted cash - long term:		
Letter of credit (2)	204	306
Cash required per note agreement (3)	—	100
Subtotal - Restricted cash - long term	204	406
Cash, cash equivalents and restricted cash	$ 9,713	$ 65,946

_____

(1) Represents the amount remaining in an account funded with a portion of the proceeds from the sale of the Series A Preferred Stock for the payment of dividends thereon until August 2022. The use of such funds for the payment of such dividends is subject to compliance with applicable laws. Also, the Company's board of directors may determine that the use of such funds for other corporate purposes is required pursuant to the exercise of their fiduciary duties to the Company's common stockholders.
(2) LOC required as part of our Santa Monica, CA office lease.
(3) Cash required to be maintained in our accounts per the 2024 Note agreement, which loan balance was fully repaid in July 2022.

Note 4. Accounts Receivable and Revenue Concentration

The following table is a summary of concentration of credit risk by customer revenue as a percentage of our total revenue:

	Year Ended December 31,	
Percentage of Revenue	**2022**	**2021**
Customer A	47.1 %	12.4 %
Customer B	31.6	5.2
Customer C	13.4	5.0
Customer D	—	44.3
Customer E	1.3	28.8
Remaining Customers	6.6	4.3
Total	100.0 %	100.0 %

The following table is a summary of concentration of credit risk by customer accounts receivables as a percentage of our total accounts receivable:

	At December 31,	
Percentage of Accounts Receivable	**2022**	**2021**
Customer B	39.1 %	— %
Customer A	35.7	—
Customer E	20.3	94.0
Remaining customers	4.9	6.0
Total	100.0 %	100.0 %

The Company applies the specific identification method for assessing provision for doubtful accounts. There was no bad debt expense in each of the year ended December 31, 2022 and 2021.

On February 26, 2021, the Company received a termination notice from Customer E and working with this customer on a transition plan, we completed the participation of this customer's members in the program as of December 31, 2021. In addition, on August 18, 2021, the Company received a termination notice from Customer D of their intent not to continue the program past December 31, 2021. All members relating to Customers D and E have completed their participation in the program as of December 31, 2021. As a result of these termination notices, in March and November 2021, the Company's management assessed various options and deemed it prudent to initiate workforce reduction plans to effectively align its resources and manage its operating costs. As of December 31, 2021, $0.4 million of accrued termination related costs related to these workforce reduction plans was outstanding as part of "Other accrued liabilities" on our consolidated balance sheet. As of December 31, 2022, there was no amount outstanding relating to such accrued termination related costs. See Note 6 below for information on a further workforce reduction plan approved in August 2022.

In September 2021, the Company agreed to a contract modification with a current customer to credit certain fees in order to align with the customer's program spend, which was recorded as a cumulative adjustment, and was not considered to be significant for the year ended December 31, 2021.

Note 5. Property and Equipment

Property and equipment consisted of the following (in thousands):

| | December 31, | |
	2022	2021
Software	$ 6,882	$ 4,051
Computers and equipment	466	456
ROU assets - finance lease	375	375
Leasehold improvements	17	17
Software development in progress	—	1,514
Subtotal	7,740	6,413
Less: Accumulated depreciation and amortization	(5,242)	(2,628)
Property and equipment, net	$ 2,498	$ 3,785

Total depreciation and amortization expense relating to property and equipment presented above was $2.6 million and $1.4 million for the year ended December 31, 2022 and 2021, respectively.

During the fourth quarter of 2021, the Company wrote-off $1.8 million, net, relating to computers, equipment, software and software development in progress that were identified as obsolete and no longer in use, and included as part of "Restructuring, severance and related costs" on our consolidated statements of operations. See Note 6 below for more information.

Capitalized Internal Use Software Costs

During the year ended December 31, 2022 and 2021, the Company capitalized $1.3 million and $4.5 million, respectively, of costs relating to development of internal use software and recorded approximately $2.4 million and $0.9 million, respectively, of amortization expense relating to these capitalized internal use software costs.

Note 6. Restructuring, Severance and Related Costs

In August 2022, the Company's management approved a restructuring plan as part of management's cost saving measures, reducing approximately 34% of positions, in order to reduce its operating costs and help align with its previously stated strategic initiatives. During the year ended December 31, 2022, the Company incurred a total of approximately $0.9 million of termination benefits to the impacted employees, including severance payments and benefits, recorded as part of "Restructuring, severance and related costs" on our condensed consolidated statement of operations. As of December 31, 2022, the Company paid a total of

$0.8 million of the total $0.9 million of termination benefits and $0.1 million of accrued termination related costs remained outstanding as part of "Other accrued liabilities" on the Company's consolidated balance sheet.

In November 2021, the Company approved a restructuring plan as part of management's cost saving measures in order to reduce its operating costs, optimize its business model and help align with its previously stated strategic initiatives. During the year ended December 31, 2021, the Company incurred a total of approximately $9.0 million of restructuring, severance and related costs. The restructuring plan included the following:

- Technology strategy - the Company made a change in its technology enhancement plan to provide enhanced functionality in a more cost effective and timely manner, resulting in abandonment of internally-developed software and write-off of obsolete assets, including software development in progress, computers, equipment, other assets and contract costs, which totaled $5.4 million for the year ended December 31, 2021.
- ROU operating lease asset impairment - the Company approved a plan for its headquarter office-based employees to work 100% remotely on a permanent basis and entered into an agreement with a broker to list the entire office space for sublease and determined an impairment charge of $0.9 million for the year ended December 31, 2021 to reduce the carrying value of the ROU operating lease asset to its estimated fair value. Significant assumptions used to estimate fair value were the current economic environment, real estate market conditions and general market participant assumptions.
- Reduction-in-workforce - the Company approved plans to reduce its workforce in various departments to effectively align its resources and manage operating costs, which resulted in a total of $2.7 million of termination benefits for the year ended December 31, 2021 related to the workforce reductions initiated in March and November 2021. As of December 31, 2021, we paid $2.3 million of the total $2.7 million of termination benefits and $0.4 million of accrued termination related costs remained outstanding as part of "Other accrued liabilities" on our consolidated balance sheet.

Note 7. Goodwill and Intangible Assets

Goodwill

The carrying amount of indefinite-lived goodwill was $5.7 million as of December 31, 2022 and 2021.

Intangible Assets

The following table sets forth amounts recorded for intangible assets subject to amortization (in thousands):

	Weighted Average Estimated Useful Life (years)	At December 31, 2022			At December 31, 2021		
		Gross Value	Accumulated Amortization	Net Carrying Value	Gross Value	Accumulated Amortization	Net Carrying Value
Acquired software technology	3	$ 3,500	$ (2,528)	$ 972	$ 3,500	$ (1,361)	$ 2,139
Customer relationships	5	270	(117)	153	270	(63)	207
Total		$ 3,770	$ (2,645)	$ 1,125	$ 3,770	$ (1,424)	$ 2,346

Amortization expense for intangible assets was $1.2 million for each of the years ended December 31, 2022 and 2021.

At December 31, 2022, estimated amortization expense for intangible assets for each of the next three years was as follows (in thousands):

2023	$ 1,026
2024	54
2025	45
Total	$ 1,125

Note 8. Common Stock and Preferred Stock

Net Loss Per Common Share

Basic net loss per common share is computed by dividing the net loss attributable to common shareholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per common share is computed by giving effect to all potential shares of common stock, preferred stock and outstanding stock options and warrants, to the extent dilutive. Basic and diluted net loss per common share was the same for each period presented as the inclusion of all potential shares of common stock outstanding would have been anti-dilutive.

Basic and diluted net loss per common share were as follows (in thousands, except per share amounts):

	Year Ended December 31,	
	2022	**2021**
Net loss	$ (51,573)	$ (37,144)
Dividends on preferred stock - declared and undeclared	(8,954)	(8,954)
Net loss attributable to common stockholders	$ (60,527)	$ (46,098)
Weighted-average shares of common stock outstanding	23,265	18,656
Net loss per common share - basic and diluted	$ (2.60)	$ (2.47)

The following common equivalent shares issuable upon the exercise of stock options and warrants have been excluded from the calculation of diluted earnings per common share as their effect was anti-dilutive:

	December 31,	
	2022	**2021**
Warrants to purchase common stock	1,576,256	35,832
Options to purchase common stock	4,895,222	3,618,145
Total shares excluded from net loss per share	6,471,478	3,653,977

Equity Offerings

Common Stock

On August 2, 2022, the Company entered into a securities purchase agreement with certain institutional investors for the purchase and sale of 5,000,000 shares of the Company's common stock at a purchase price of $0.80 per share in a registered direct offering. The offering closed on August 4, 2022 and the Company received total net proceeds of approximately $3.3 million (excluding approximately $0.7 million of fees and expenses). The Company used the net proceeds from the offering for working capital purposes.

On September 2, 2022, pursuant to the terms of the Keep Well Agreement, as discussed in Note 9, the Company issued 739,645 shares of common stock to Acuitas subsequent to obtaining stockholder approval on August 29, 2022 at the annual shareholder meeting.

In November 2021, the Company entered into an at-the market ("ATM") agreement with a designated broker under which we may, from time to time, sell shares of our common stock having an aggregate offering price of up to $70 million. During November and December 2021, we sold 1,324,185 shares of our common stock under the ATM agreement, resulting in total gross proceeds of $11.1 million ($10.8 million, net of commission and fees). The $10.8 million of net proceeds from this ATM offering of our common stock was used to pay down a portion of the outstanding loan balance of our 2024 Notes.

In November 2021, the Company issued a total of 164,898 unregistered, restricted shares of our common stock as consideration for the payment of a portion of the $1.8 million stock price guarantee contingent liability, which was related to our acquisition of LifeDojo, Inc.

Preferred Stock

In 2020, the Company completed the issuance of a total of 3,770,265 shares of 9.50% Series A Cumulative Perpetual Preferred Stock (the "Series A Preferred Stock"), which is listed on the Nasdaq Capital Market under the symbol "OTRKP." The Company, generally, may not redeem the Series A Preferred Stock until August 25, 2025, except upon the occurrence of a Delisting Event or Change of Control (as defined in the Certificate of Designations establishing the Series A Preferred Stock), and on and after August 25, 2025, the Company may, at its option, redeem the Series A Preferred Stock, in whole, at any time, or in part, from time to time, for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends. The Series A Preferred Stock has no maturity date and will remain outstanding indefinitely unless redeemed by the Company or exchanged for shares of common stock in connection with a Delisting Event or Change of Control. Holders of Series A Preferred Stock generally have no voting rights, but will have limited voting rights if the Company fails to pay dividends for six or more quarters, whether or not declared or consecutive) and in certain other events.

Holders of Series A Preferred Stock of record at the close of business of each respective record date (February 15, May 15, August 15 and November 15) are entitled to receive, when, as and if declared by our Board of Directors, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 9.50% per annum of the $25.00 per share liquidation preference (equivalent to $2.375 per annum per share or $0.593750 per quarter per share). Dividends, if and when declared by our Board of Directors, are payable quarterly in arrears, every February 28, May 30, August 31, and November 30, as applicable. In 2021, our Board of Directors declared each of the four quarterly dividends on the Company's Series A Preferred Stock for shareholders of record on each respective quarterly record date of 2021. In 2022, our Board of Directors declared the first quarterly dividend on the Series A Preferred Stock for shareholders of record on February 15, 2022 and paid cash dividends on February 28, 2022. Thereafter, no dividends have been declared by our Board of Directors in 2022. As such, at December 31, 2022, we had total undeclared dividends of $7.5 million.

Note 9. Debt

2024 Notes

The Company was party to a Note Purchase Agreement dated September 24, 2019 (the "Note Agreement") with Goldman Sachs Specialty Lending Group, L.P. and any other purchasers party thereto from time to time (collectively, the "Holders"), as amended, pursuant to which the Company initially issued $35.0 million aggregate principal amount of senior secured notes (the "Initial 2024 Notes"). In August 2020, the Company issued an additional $10.0 million principal amount of senior secured notes as provided under the additional note purchase commitment of the Note Agreement (together with the Initial 2024 Notes, the "2024 Notes"). On March 8, 2022, the Company entered into an Eight Amendment to Note Purchase Agreement with the Holders (the "Eighth Amendment"), which among other things, amended certain financial covenants intended to increase the Company's financial flexibility, a prepayment of $11.0 million of the outstanding loan balance without the incurrence of a yield maintenance premium or prepayment fee, which prepayment was made by the Company on March 8, 2022, placed restrictions on the declaration and payment of dividends on the Company's Series A Preferred Stock until after December 31, 2022, and elimination of LIBOR as a reference rate such that the 2024 Notes only bear interest at the Base Rate, as defined in the Note Agreement, going forward. During the first half of 2022, the Company prepaid a total of $31.7 million (including the above mentioned $11.0 million) of the 2024 Notes, and wrote off $2.0 million of debt issuance costs related to the 2024 Notes.

On July 15, 2022, the Company entered into a payoff letter agreement with the Holders of our 2024 Notes, pursuant to which the Company paid in full the outstanding loan balance under the 2024 Notes of approximately $7.6 million, which included $0.1 million of accrued interest as of July 15, 2022. The Company funded the payoff with $2.6 million of its cash on hand and $5 million of borrowing under the Keep Well Agreement, as discussed below. All obligations owing by the Company and the other Note Parties (as defined in the Note Purchase Agreement) under the Note Purchase Agreement were released, discharged and satisfied in full, the Note Purchase Agreement and all other Note Documents (as defined in the Note Agreement) were terminated (other than those provisions therein that expressly survive termination), and all liens securing the Company's obligations under the Note Agreement were released. In July 2022, the Company wrote off the remaining $1.3 million of debt issuance costs related to the 2024 Notes.

In connection with entering into the Eighth Amendment, the Company issued to Special Situations Investing Group II, LLC (the "Holder"), a Purchase Warrant for Common Shares (the "Amendment Warrant") pursuant to which the Holder may purchase shares of the Company's common stock in an aggregate amount of up 111,680 shares. Also, the Company agreed to issue to the Holder, beginning March 31, 2022 and until the earlier of (i) date the 2024 Notes have been paid in full and (ii) October 31, 2022, additional warrants (each a "Ticking Warrant" and together with the Amendment Warrant, the "Warrants"), having the same terms as the Amendment Warrant, to purchase a number of shares of the Company's common stock equal to $47,500, to be calculated based on the volume weighted average trading price of the Company's common stock during the five (5) trading day period immediately preceding the date such Ticking Warrant is issued, not to exceed 7% of the outstanding shares of the Company's common stock on the date of the Eighth Amendment. The Warrants were offered and sold to the Holder in a private placement exempt from registration under the Securities Act. The Warrants may be exercised by the Holder at an exercise price equal to $0.01 per share and will expire on September 24, 2026. As of December 31, 2022, Ticking Warrants issued to the Holder to purchase 118,931 shares of the Company's common stock were outstanding. The Company assessed and separated the Warrants into liability and equity components, wherein the Amendment Warrant qualified for equity classification and the Ticking Warrants qualified for liability classification. See Notes 2 and 10 for more information.

Keep Well Agreement

On April 15, 2022, the Company entered into a Master Note Purchase Agreement (the "Original Keep Well Agreement") with Acuitas Capital LLC ("Acuitas Capital"), an entity indirectly wholly owned and controlled by Terren S. Peizer, the Company's former Chief Executive Officer and Chairman. On August 12, 2022, the Company and Acuitas Capital entered into an amendment to the Original Keep Well Agreement in connection with the appointment of a collateral agent under the Original Keep Well Agreement (the "First Amendment"). On November 19, 2022, the Company and Acuitas Capital entered into a further amendment to the Original Keep Well Agreement, as amended by the First Amendment (the "Second Amendment"), and on December 30, 2022, the Company and Acuitas Capital entered into a further amendment to the Original Keep Well Agreement, as amended by the First Amendment and the Second Amendment (the "Third Amendment"). The Company refers to the Original Keep Well Agreement, as amended by the First Amendment, the Second Amendment and the Third Amendment, as the "Keep Well Agreement" and to Acuitas Capital, together with any of its transferees or affiliates under the Keep Well Agreement, as "Acuitas."

The Original Keep Well Agreement

Under the terms of the Original Keep Well Agreement, subject to the satisfaction of certain conditions precedent (some of which are described below), the Company could borrow from Acuitas up to $25.0 million, and in connection with each such borrowing, the Company agreed to issue to Acuitas a senior secured note (each, a "Keep Well Note") with a principal amount equal to the amount borrowed. Subject to obtaining approval of the Company's stockholders as required by applicable Nasdaq listing rules, which approval was obtained at the Company's annual meeting of stockholders held on August 29, 2022 (the "2022 Annual Meeting of Stockholders"), in connection with each Keep Well Note issued by the Company, the Company agreed to issue to Acuitas a warrant to purchase shares of the Company's common stock (each, a "Keep Well Warrant"). The number of shares of the Company's common stock underlying each Keep Well Warrant would be equal to (y) the product of the principal amount of the applicable Keep Well Note and 20% divided by (z) the exercise price of the applicable Keep Well Warrant, which was $1.69 per share, the Nasdaq Official Closing Price (as reflected on Nasdaq.com) of the Company's common stock immediately preceding the time the parties entered into the Original Keep Well Agreement. The maturity date of the Keep Well Notes was September 1, 2023.

The conditions precedent to the Company's ability to borrow, and Acuitas' obligation to lend, under the Original Keep Well Agreement included that (x) the Company have used best efforts to obtain sufficient financing from a third party for the Company to pay and discharge, when due and payable, its obligations, (y) the Company be unable despite its best efforts to obtain such financing from a third party on reasonably acceptable terms, and (z) (1) absent obtaining the funds requested by the Company to borrow under the Original Keep Well Agreement, the Company would not have sufficient unrestricted cash to pay and discharge all of its obligations then due or scheduled to become due within the 30 days following the date of the borrowing request, and (2) there be no conditions or events that, when considered in the aggregate, raise substantial doubt about the Company's ability to continue as a going concern through August 15, 2023 (the "Funding Condition").

In connection with entering into the Original Keep Well Agreement, subject to obtaining approval of the Company's stockholders as required by applicable Nasdaq listing rules, which approval was obtained at the 2022 Annual Meeting of Stockholders, the Company agreed to issue 739,645 shares of its common stock to Acuitas (or an entity affiliated with Acuitas, as designated by Acuitas) (the "Original Commitment Shares"). The Original Commitment Shares were issued to Acuitas in September 2022.

The Second Amendment and the Third Amendment

Below is a summary of certain amendments to the terms of the Original Keep Well Agreement effected by the Second Amendment and the Third Amendment.

Keep Well Notes

The Company and Acuitas agreed to the following changes to the terms and conditions of the Keep Well Notes set forth in the Original Keep Well Agreement:

- the maturity date of the Keep Well Notes was extended from September 1, 2023 to June 30, 2024, subject to acceleration for certain customary events of default, including for failure to make payments when due, breaches by the Company of certain covenants and representations in the Keep Well Agreement, defaults by the Company under other agreements related to indebtedness, the Company's bankruptcy or dissolution, and a change of control of the Company;
- the remaining amount available to be borrowed was increased from $10.7 million to $14.0 million and the provision that previously reduced the amount available to be borrowed by the net proceeds the Company received from equity financings was eliminated;
- the funding structure was changed from borrowings as needed from time to time at the election of the Company, to the Company agreeing to borrow, and Acuitas agreeing to lend, subject to the conditions in the Keep Well Agreement (which conditions were also amended as described below), the entire remaining amount of $14.0 million, to be funded as follows: $4.0 million in each of January (which was borrowed on January 5, 2023), March (which was borrowed on March 6, 2023) and June 2023, and $2.0 million in September 2023;
- many of the conditions precedent to the Company's ability to borrow, and Acuitas' obligation to lend, were eliminated, including the Funding Condition;
- the Company's obligation to pay accrued interest on a monthly basis was eliminated, and instead accrued interest will be added to the principal amount of the applicable Keep Well Note; and
- the financial covenant that the Company's consolidated recurring revenue be at least $15.0 million was reduced to $11.0 million, however, the satisfaction of such covenant as a condition to funding was eliminated, and certain other affirmative and negative covenants of the Company, the satisfaction of which were conditions to funding, were also eliminated as conditions to funding.

Conversion of Keep Well Notes

The Company and Acuitas agreed that, subject to the approval of the Company's stockholders, which was obtained at a special meeting of stockholders held in February 2023 (the "2023 Special Meeting of Stockholders"), Acuitas, at its option, will have the right to convert the entire principal amount of the Keep Well Notes outstanding, plus all accrued and unpaid interest thereon, in whole or in part, into shares of the Company's common stock at a conversion price equal to the lesser of (i) $0.40 per share and (ii) the greater of (a) the closing price of the Company's common stock on the trading day immediately prior to the applicable conversion date and (b) $0.15 (the "Conversion Right"). The $0.40 and $0.15 referenced in the preceding sentence are subject to adjustment for stock splits and the like.

Each Keep Well Note outstanding as of the date of stockholder approval was deemed to be amended to contain the Conversion Right. The Company refers to such Keep Well Notes, as so amended, and to the Keep Well Notes issued in connection with future borrowings under the Keep Well Agreement, as the "New Keep Well Notes."

In addition, subject to the approval of the Company's stockholders, which was obtained at a the 2023 Special Meeting of Stockholders, in connection with the conversion of the principal amount of any New Keep Well Note and/or accrued interest thereon into shares of the Company's common stock (as described above), the Company will issue to Acuitas a five-year warrant to purchase shares of the Company's common stock, and the number of shares of the Company's common stock subject to each such warrant will be equal to (x) 100% of the amount converted divided by (y) the conversion price of the New Keep Well Note then in effect, and the exercise price of each such warrant will be equal to the conversion price of the New Keep Well Note then in effect, subject to adjustment as described below.

Increase in Warrant Coverage

Subject to the approval of the Company's stockholders, which was obtained at the 2023 Special Meeting of Stockholders, the Company and Acuitas agreed to reduce the exercise price of Keep Well Warrants issued under the Keep Well Agreement (both Keep Well Warrants outstanding as of the date of the Second Amendment and those issued thereafter) and to increase the warrant coverage on all previous and future borrowings under the Keep Well Agreement as follows:

- the exercise price of currently outstanding Keep Well Warrants will be reduced to $0.45 per share, which was the Nasdaq Official Closing Price (as reflected on Nasdaq.com) of the Company's common stock immediately preceding the time the parties entered into the Second Amendment, and which will be subject to future adjustment as described below;

- the number of shares of the Company's common stock subject to currently outstanding Keep Well Warrants (i.e., 1,775,148 shares) will be increased to the number of shares that would have been subject to such Keep Well Warrants if the warrant coverage was equal to 100% of the amount borrowed under the Keep Well Agreement in respect of which the applicable Keep Well Warrant was issued (instead of 20%) divided by $0.45 (i.e., 33,333,333 shares, or an additional 31,558,185 shares);
- the warrant coverage on borrowings under the Keep Well Agreement after the date of the Second Amendment will be increased to a number of shares of the Company's common stock equal to (x) 100% of the amount borrowed (instead of 20% of such amount) divided by (y) $0.45 (the "Warrant Coverage Denominator"), subject to future adjustment as described below, and each Keep Well Warrant issued after the date of the Second Amendment will have an exercise price equal to $0.45 per share, subject to future adjustment as described below;
- if the reverse stock split that was also approved at the 2023 Special Meeting of Stockholders is effected, then:
  - the exercise price of each warrant issued pursuant to the Keep Well Agreement that is outstanding as of the effective time of the reverse stock split will be reduced to the lesser of (i) the volume-weighted average price of the Company's common stock over the five trading days beginning on the trading day that commences immediately after the effective time of the reverse stock split (the "Reverse Stock Split Price") and (ii) the exercise price after giving effect to the adjustment thereto as a result of the reverse stock split (the lesser of (i) and (ii), the "Post-Stock Split Price"), subject to further reduction as described in the bullet immediately below; and
  - the Warrant Coverage Denominator will be reduced to the greater of $0.15 (adjusted for the reverse stock split) and the Post-Stock Split Price, subject to further reduction as described in the bullet immediately below; and
- upon the occurrence of the final funding under the Keep Well Agreement (the date on when such final funding occurs, the "Final Funding Date"):
  - the exercise price of each warrant issued pursuant to the Keep Well Agreement that is outstanding as of the Final Funding Date will be reduced to (i) if the Final Funding Date occurs at any time prior to the time the Reverse Stock Split Price is determined, the closing price of the Company's common stock on the trading day immediately preceding the Final Funding Date (the "Final Funding Date Price"), or (ii) if the Final Funding Date occurs at any time from and after the time the Reverse Stock Split Price is determined, the lesser of (x) the Post-Stock Split Price and (y) the Final Funding Date Price; and
  - the Warrant Coverage Denominator will be reduced to the lesser of (i) if the Final Funding Date occurs at any time prior to the time the Reverse Stock Split Price is determined, the greater of (a) $0.15 (subject to adjustment for stock splits and the like, including the reverse stock split) and (b) the Final Funding Date Price, or (ii) if the Final Funding Date occurs at any time from and after the time the Reverse Stock Split Price is determined, the greater of (a) $0.15 (subject to adjustment for stock splits and the like, including the reverse stock split) and (b) the lesser of (x) the Post-Stock Split Price and (y) the Final Funding Date Price.

As a result of approvals obtained at the 2023 Special Meeting of Stockholders, the Company issued to the holder of each Keep Well Warrant outstanding as of the date of such approval, in exchange for such Keep Well Warrant, a new warrant to purchase shares of the Company's common stock that reflect the amendments to the Keep Well Warrants described above, including the increase in the warrant coverage and the decrease in the exercise price. The Company refers to the new warrants issued in exchange for outstanding Keep Well Warrants and to any warrants issued in connection with future borrowings under the Keep Well Agreement or in connection with the conversion of the principal amount of any New Keep Well Note and/or accrued interest thereon into shares of the Company's common stock (as described above) as the "New Keep Well Warrants."

Additional Commitment Shares

As a result of approvals obtained at the 2023 Special Meeting of Stockholders, the Company issued to Acuitas 2,038,133 additional shares of the Company's common stock.

Issuance Cap

The Company and Acuitas agreed that (i) under no circumstances will the Company issue any shares upon exercise of any warrant issued under the Keep Well Agreement or upon conversion of any Keep Well Note to the extent that, after giving effect to the issuance of any such shares, Acuitas (together with its affiliates) would beneficially own shares of the Company's common stock representing more than 90% of the total number of shares of the Company's common stock outstanding as of the time of such issuance (the "Issuance Cap"); and (ii) in the event of a Fundamental Transaction (as defined in the Second Amendment), regardless of the actual number of securities of the Company beneficially owned by Acuitas and its affiliates at the effective time thereof, Acuitas shall not be entitled to receive any consideration pursuant to such Fundamental Transaction in respect of any shares underlying any of the warrants issued under the Keep Well Agreement or any shares issuable upon conversion of any Keep Well Note that would represent shares in excess of the Issuance Cap if beneficially owned by Acuitas and/or its affiliates immediately prior to such effective time, and all warrants and Keep Well Notes owned or beneficially owned by Acuitas and/or its affiliates at the effective time of such Fundamental Transaction, solely to the extent that, if exercised or converted, such warrants and Keep Well Notes would result in the issuance of such excess shares, will be cancelled and forfeited without consideration therefor, effective as of such effective time; provided, however, that the foregoing shall not affect the Company's obligation to pay all amounts owed under such Keep Well Notes in connection with such Fundamental Transaction.

Covenants

The Keep Well Agreement contains customary covenants that must be complied with by the Company, including, among other covenants, restrictions on the Company's ability to incur debt, grant liens, make certain investments and acquisitions, pay dividends, repurchase equity interests, repay certain debt, amend certain contracts, enter into certain asset sale transactions, and covenants that require the Company to, among other things, provide annual, quarterly and monthly financial statements, together with related compliance certificates, maintain its property in good repair, maintain insurance and comply with applicable laws. Subject to certain customary exceptions, the Company also agreed not to incur any indebtedness or issue any shares of its capital stock or capital stock equivalents without Acuitas' consent until 180 days following the Final Funding Date.

As mentioned above, the Keep Well Agreement also includes the following financial covenants: a requirement that annualized consolidated recurring revenue for the preceding twelve months be at least $11.0 million tested monthly, and a requirement that consolidated liquidity must be greater than $5.0 million at all times. The Company was in compliance with all of its covenants under the Keep Well Agreement as of December 31, 2022.

Borrowings Under the Keep Well Agreement

As of December 31, 2022, the Company borrowed a total of $11.0 million under the Keep Well Agreement, and applied a portion of the proceeds therefrom to pay off in full all outstanding amounts owed by the Company under the 2024 Notes, discussed above, and to fund the Company's working capital requirements. Each borrowing was completed with the issuance of a Keep Well Note, which will accrue interest based on the adjusted term SOFR for each interest period. At December 31, 2022, the Company had a total of $0.6 million of accrued paid-in-kind interest related to the Keep Well Notes and the effective weighted average interest rate for the Keep Well Notes was 19.12%. At December 31, 2022, $14.0 million remained to be funded under the Keep Well Agreement: $4.0 million in each of January 2023 (which was borrowed on January 5, 2023), March 2023 (which was borrowed on March 6, 2023) and June 2023, and $2.0 million in September 2023.

The net carrying amounts of the liability components consisted of the following (in thousands):

	December 31,			
	2022		2021	
Principal	$	11,553	$	39,194
Less: debt discount		(1,488)		(3,402)
Net carrying amount	$	10,065	$	35,792

The following table presents total interest expense recognized related to the Company's borrowings under the 2024 Notes and Keep Well Agreement (in thousands):

	December 31,			
	2022		2021	
Contractual interest expense	$	2,817	$	7,052
Accretion of debt discount		1,075		880
Total	$	3,892	$	7,932

Securities Issued Under the Keep Well Agreement During 2022

In accordance with the terms of the Keep Well Agreement, following the approval of the Company's stockholders at the annual stockholder meeting held on August 29, 2022, (a) on September 2, 2022, the Company issued 739,645 shares of its common stock (the "Commitment Shares") to Acuitas and (b) in August and September 2022, the Company issued to Acuitas warrants to purchase a total of 1,301,775 shares of the Company's common stock. The Commitment Shares and such warrants, which qualified for equity classification, were accounted for as debt discount based on their respective fair values determined at each issuance dates. The warrants have a term of five years and had an exercise price equal to $1.69, which was the closing price of the Company's common stock as reported on Nasdaq immediately preceding the time the parties entered into the Keep Well Agreement. As discussed above, as result of approvals obtained at the 2023 Special Meeting of Stockholders, the warrants issued in August and September 2022 were exchanged for Keep Well Warrants.

Stockholders Agreement

Under the terms of the Keep Well Agreement, if Acuitas' beneficial ownership of the Company's capital stock equals at least a majority of the voting power of the Company's outstanding capital stock, Acuitas Capital and the Company agreed to enter into a stockholders agreement (the "Stockholders Agreement") pursuant to which, during any period that Acuitas' beneficial ownership of the Company's capital stock equals at least 50% of the Company's outstanding capital stock, Acuitas agreed to vote the shares of the Company's common stock it beneficially owns (a) in favor of an amendment to the certificate of incorporation or bylaws of the Company that would require the Company's board of directors to include not fewer than three independent directors at all times, (b) in favor of the election or re-election of independent directors nominated for election by the Company's board of directors or by the nominating committee thereof unless the failure of a nominee to be elected or re-elected to the Company's board of directors would not result in the Company having fewer than three independent directors following such election, and (c) against any proposal or action that would result in the Company's board of directors having fewer than three independent directors at all times. In addition, under the Stockholders Agreement, the parties agreed that, during any period that such beneficial ownership of Acuitas affiliates equals at least 50% of the Company's outstanding capital stock, the Company will not enter into any transaction between the Company or any of its affiliates, on the one hand, and Acuitas or any of its affiliates (excluding the Company and its affiliates), on the other hand, unless it is approved by a majority of the independent directors then serving on the Company's board of directors. The Stockholders Agreement was entered into on February 21, 2023.

Other

In May 2021, the Company received notification that its $0.2 million of PPP loan assumed through the LifeDojo acquisition has been fully forgiven and the full amount of $0.2 million has been recognized as a gain as a component of "Other expense, net" in our consolidated statement of operations for the year ended December 31, 2021.

In November 2021, the Company financed a portion of its insurance premiums for the new term totaling $3.1 million at an annual effective rate of 2%, payable in ten equal monthly installments beginning on December 8, 2021 and a down payment of $0.6 million at inception. During August through November 2022, the Company financed a total of $2.5 million of its insurance premiums for the new term at an annual weighted average effective rate of 5.9%, payable in 10 to 11 equal monthly installments and down payments totaling $0.2 million at inception of each financing agreement. At December 31, 2022 and 2021, there was $2.0 million and $2.3 million, respectively, relating to such financed insurance premium outstanding, which were included as part of "Other accrued liabilities" on our consolidated balance sheet as of each respective period.

Note 10. Stock Based Compensation

The Company's 2017 Stock Incentive Plan (the "2017 Plan") and 2010 Stock Incentive Plan (the "2010 Plan") provide for the issuance of 9,359,397 shares of the Company's common stock. The Company has granted stock options to executive officers, employees, members of the Company's board of directors, and certain outside consultants and restricted stock units ("RSUs") to employees and members of the Company's board of directors. The terms and conditions upon which options vest vary among grants; however, option rights expire no later than ten years from the date of grant and employee and Board of Director awards generally vest over one to four years on a straight-line basis. The terms and conditions upon which RSUs vest vary among grants; however, RSUs generally vest over three to five years on a straight-line basis. As of December 31, 2022, we had 6,345,048 stock options and RSUs outstanding and 1,610,731 shares reserved for future awards.

Stock-based compensation expense was approximately $7.5 million and $11.9 million for the years ended December 31, 2022 and 2021, respectively.

The assumptions used in the Black-Scholes option-pricing model were determined as follows:

	Year Ended December 31,	
	2022	**2021**
Volatility	88.00% - 101.00%	79.00% - 88.00%
Risk-free interest rate	1.04% - 3.92%	0.19% - 1.24%
Expected life (in years)	2.67- 4.66	2.75 - 6.08
Dividend yield	0 %	0 %

The expected volatility assumptions have been based on the historical and expected volatility of our stock, measured over a period generally commensurate with the expected term. The weighted average expected option term for the year ended December 31, 2022, reflects the application of the simplified method prescribed in SEC's Staff Accounting Bulletin ("SAB") No. 107 (as amended by SAB 110), which defines the life as the average of the contractual term of the options and the weighted average vesting period for all option tranches.

Stock Options – Employees and Directors

A summary of stock option activity for employee and director grants was as follows:

	Number of Shares	Weighted-Average Exercise Price
Outstanding at December 31, 2021	3,618,145	$ 7.51
Granted	2,649,946	1.35
Forfeited	(1,372,569)	9.14
Outstanding at December 31, 2022	4,895,522	3.54
Options vested and exercisable at December 31, 2022	910,743	$ 7.13

As of December 31, 2022, there was $4.0 million of unrecognized compensation costs related to non-vested share-based compensation arrangements granted to employees and directors under the Plan. These costs are expected to be recognized over a weighted-average period of 2.06 years.

Restricted Stock Units - Employees

The Company estimates the fair value of RSUs based on the closing price of our common stock on the date of grant. The following table summarizes our RSU award activity during the year ended December 31, 2022 issued under the 2017 Plan:

	Restricted Stock Units	Weighted-Average Grant Date Fair Value
Non-vested at December 31, 2021	111,874	$ 33.27
Granted	1,405,277	0.66
Vested and distributed	(38,750)	18.33
Forfeited	(28,875)	28.31
Non-vested at December 31, 2022	1,449,526	2.15

As of December 31, 2022, there was $2.6 million of unrecognized compensation costs related to unvested outstanding RSUs. These costs are expected to be recognized over a weighted average period of 2.67 years.

Warrants - Non-employees

The Company has granted warrants to purchase common stock that have been approved by our Board of Directors. A summary of warrants activity was as follows:

	Number of Warrants	Weighted Average Exercise Price
Outstanding as of December 31, 2021	35,832	$ 16.75
Granted	1,540,424	1.43
Outstanding as of December 31, 2022	1,576,256	1.78
Warrants exercisable as of December 31, 2022	1,576,256	1.78

In connection with entering into the Eighth Amendment of our note purchase agreement for our 2024 Notes on March 8, 2022, as discussed in Note 9 above, the Company issued to Special Situations Investing Group II, LLC (the "Holder"), a Purchase Warrant for Common Shares (the "Amendment Warrant") pursuant to which the Holder may purchase shares of the Company's common stock in an aggregate amount of up 111,680 shares. Also, the Company issued additional warrants monthly beginning on March 31, 2022 through June 30, 2022 (each a "Ticking Warrant" and together with the Amendment Warrant, the "Warrants") having the same terms as the Amendment Warrant, to purchase a total of 118,931 shares of the Company's common stock. See Note 9 above for more information.

In connection with Keep Well Agreement and the Company's borrowings thereunder, as discussed in Note 9 above, as of December 31, 2022, the Company issued to Acuitas warrants to purchase 1,301,775 shares of the Company's common stock (the "Keep Well Warrants"). The Keep Well Warrants have a term of five years and an exercise price equal to $1.69, which was the closing price of the Company's common stock as reported on Nasdaq immediately preceding the time the parties entered into the Keep Well Agreement.

Performance-Based and Market-Based Awards

The Company's Compensation Committee designed a compensation structure to align the compensation levels of certain executives to the performance of the Company through the issuance of performance-based and market-based stock options. The performance-based options vest upon the Company meeting certain revenue targets and the total amount of compensation expense recognized is based on the number of shares that the Company determines are probable of vesting. The market-based options vest upon the Company's stock price reaching a certain price at a specific performance period and the total amount of compensation expense recognized is based on a Monte Carlo simulation that factors in the probability of the award vesting. The following table summarizes the Company's outstanding awards under this structure:

Grant Date	Performance Measures	Vesting Term	Performance Period	# of Shares	Exercise Price
December 2017	Weighted Average Price of our common stock is $15.00 for at least twenty trading days within a period of thirty consecutive trading days ending on the trading day prior to January 1, 2023.	Fully vest on January 1, 2023	January 1, 2023	642,307	$ 7.50
August 2018	Weighted Average Price of our common stock is $15.00 for at least twenty trading days within a period of thirty consecutive trading days ending on the trading day prior to January 1, 2023.	Fully vest on January 1, 2023	January 1, 2023	397,693	$ 7.50

As of January 1, 2023, both of the market-based options for 642,307 and 397,693 shares of the Company's common stock described above became fully vested.

Note 11. Leases

The Company determines whether an arrangement is a lease, or contains a lease, at inception and recognizes right-of-use assets and lease liabilities, initially measured at present value of the lease payments, on our balance sheet and classifies the leases as either operating or financing leases. The Company leases office space in Henderson, Nevada, which lease was entered into with an effective date of March 24, 2022 and serves as the Company's new headquarters, as well as in Santa Monica, California and in Rosemont, Illinois, which are accounted for as operating leases, and various computer equipment used in the operation of our business, which are accounted for as finance leases. The operating lease agreements include a total of 13,166 square feet of office space for lease terms ranging from 26 months to 60 months. The finance leases are generally for 36 month terms. The Company's operating leases do not require any contingent rental payments, impose any financial restrictions, or contain any residual value guarantees. The operating leases include renewal options and escalation clauses. The renewal options have not been included in the calculation of the operating lease liability and right-of-use asset as the Company is not reasonably certain to exercise the options. Variable expenses generally represent the Company's share of the landlord's operating expenses.

During the fourth quarter of 2021, the Company approved a plan for its headquarter office-based employees to work 100% remotely on a permanent basis and entered into an agreement with a broker to list the entire office space located in Santa Monica, CA for sublease. As a result of this real estate rationalization decision, an impairment analysis of our operating right-of-use asset resulted in an impairment charge of $0.9 million to reduce the carrying value of this asset to its estimated fair value. See Note 6 above for more information. On April 12, 2022, the Company entered into a sublease agreement with a subtenant for 100% of the leased office space located at Santa Monica, California. The sublease agreement commenced on June 3, 2022 and will expire on July 17, 2024, unless sooner terminated. The Company has not been relieved of its primary obligation under the original lease and the sublease agreement has been classified as an operating lease. See Note 14 below for more information on the Santa Monica, CA lease.

Quantitative information for our leases was as follows (in thousands):

		December 31,	
Consolidated Balance Sheets	**Balance Sheet Classification**	**2022**	**2021**
Assets			
Operating lease assets	"Operating lease right-of-use-assets"	$ 632	$ 656
Finance lease assets	"Property and equipment, net"	66	186
Total lease assets		$ 698	$ 842
Liabilities			
Current			
Operating lease liabilities	"Current portion of operating lease liabilities"	$ 653	$ 595
Finance lease liabilities	"Other accrued liabilities"	136	282
Non-current			
Operating lease liabilities	"Long-term operating lease liabilities"	546	932
Finance lease liabilities	"Long-term finance lease liabilities"	—	136
Total lease liabilities		$ 1,335	$ 1,945

	Year Ended December 31,	
Consolidated Statements of Operations	**2022**	**2021**
Operating lease expense	$ 448	$ 722
Short-term lease rent expense	7	66
Variable lease expense	31	43
Operating sublease income	(225)	—
Total rent expense, net	$ 261	$ 831
Finance lease expense:		
Amortization of leased assets	$ 120	$ 305
Interest on lease liabilities	19	42
Total	$ 139	$ 347

Consolidated Statements of Cash Flows	Year Ended December 31,			
	2022		2021	
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from operating lease	$	757	$	649
Financing cash flows from finance leases		282		325
Other				
Cash received for operating sublease	$	257	$	—

Other Information	December 31,	
	2022	2021
Weighted-average remaining lease term (years)		
Operating lease	2.5	2.3
Financing leases	0.7	1.5
Weighted-average discount rate (%)		
Operating lease	12.56 %	10.73 %
Finance leases	12.92 %	11.46 %

The following table sets forth maturities of our lease liabilities (in thousands):

	At December 31, 2022					
	Operating Leases		Financing Leases		Total	
2023	$	760	$	139	$	899
2024		420		—		420
2025		90		—		90
2026		93		—		93
2027		16		—		16
Total lease payments		1,379		139		1,518
Less: imputed interest		(180)		(3)		(183)
Present value of lease liabilities		1,199		136		1,335
Less: current portion		(653)		(136)		(789)
Lease liabilities, non-current	$	546	$	—	$	546

Note 12. Income Taxes

The components of our income tax benefit consisted of the following (in thousands):

	Year Ended December 31,			
	2022		2021	
Current:				
State	$	(88)	$	(153)
Total current taxes		(88)		(153)
Income tax expense	$	(88)	$	(153)

Income tax expense for the year ended December 31, 2022 and 2021 was primarily related to state minimum taxes and gross receipts taxes.

As of December 31, 2022, the Company had net federal operating loss carry forwards and state operating loss carry forwards of approximately $191 million and $147 million, respectively. The federal net operating loss carry forwards have an indefinite life, however, the state net operating loss carry forwards have already begun to expire. The expiration of these state net operating losses does not affect our deferred tax asset since it has already been reduced resulting from our Section 382 study.

As of December 31, 2021, the Company completed an analysis of its ownership changes since formation in accordance with Section 382 of the Internal Revenue Code of 1986, as amended. As a result of the study, the Company expects federal and state NOLs of approximately $152 million and $64 million, respectively, to expire unutilized and the Company has reduced its gross deferred tax asset associated with the NOL carryforward, for the amount that has or is expected to expire unutilized, with an offsetting reduction to the valuation allowance.

Due to such uncertainties surrounding the realization of the deferred tax assets, the Company maintains a valuation allowance of $56.2 million and $46.1 million against all of its deferred tax assets as of December 31, 2022 and 2021, respectively. For the years ended December 31, 2022 and 2021, the total change in valuation allowance was $10.1 million and $7.6 million, respectively. Realization of the deferred tax assets will be primarily dependent upon the Company's ability to generate sufficient taxable income.

Net deferred tax assets and liabilities were as follows (in thousands):

| | Year Ended December 31, | |
	2022	2021
Net operating losses	$ 46,301	$ 38,122
Stock-based compensation	1,877	3,046
Interest expense	5,770	5,009
Accrued liabilities and reserves	82	380
Fixed assets	46	(427)
Lease liabilities	(176)	479
Other temporary differences	2,010	195
Deferred commission	(40)	(150)
Prepaid expenses	13	(299)
Right-of-use assets	336	(207)
Valuation allowance	(56,219)	(46,148)
Net deferred tax asset	$ —	$ —

The Company has provided a valuation allowance in full on its net deferred tax assets in accordance with ASC 740 - "Income Taxes" ("ASC 740"). Because of the Company's continued losses, management assessed the realizability of its net deferred tax assets as being less than the more-likely-than-not criteria set forth by ASC 740. Furthermore, certain portions of the Company's net operating loss carryforwards were acquired, and therefore subject to further limitation set forth under the federal tax code, which could further limit the Company's ability to realize its deferred tax assets.

A reconciliation between the statutory federal income tax rate and the effective income tax rate for the years presented was as follows:

	Year Ended December 31,	
	2022	**2021**
Tax at federal statutory rate	21.0 %	21.0 %
Stock-based compensation	(5.1)	0.6
Section 162(m)	—	(1.5)
Change in federal valuation allowance	(16.1)	(18.6)
Reduction in federal NOL carryforward DTA due to 382 study results	—	(0.8)
Other	—	(1.1)
Effective tax rate	(0.2)%	(0.4)%

The Company has adopted guidance issued by the FASB that clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold of more likely than not and a measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In making this assessment, a company must determine whether it is more likely than not that a tax position will be sustained upon examination, based solely on the technical merits of the position and must assume that the tax position will be examined by taxing authorities. Our policy is to include interest and penalties related to unrecognized tax benefits in income tax expense. There were no interest and penalties for the years ended December 31, 2022 and 2021, respectively. The Company files income tax returns with the Internal Revenue Service ("IRS") and various states with nexus. For jurisdictions in which tax filings are prepared, the Company is no longer subject to income tax examinations by state tax authorities for tax years prior to 2018, and by the IRS for tax years prior to 2019. The Company's net operating loss carryforwards are subject to IRS examination until they are fully utilized or expired and such tax years are closed.

The Tax Cuts and Jobs Act ("TCJA") resulted in significant changes to the treatment of research and experimental ("R&E") expenditures under Section 174. For tax years beginning after December 31, 2021, taxpayers are required to capitalize and amortize all R&E expenditures. In general, expenditures for U.S. based R&E activities must be amortized over 5 years and expenditures for foreign based R&E activities must be amortized over 15 years. The Company has recorded an estimated impact of the Section 174 and it will continue to monitor the impact of the new regulation.

There are currently no income tax audits in any jurisdictions for open tax years and, as of December 31, 2022, there have been no material changes to our tax positions.

Note 13. Commitments and Contingencies

From time to time, we are subject to various legal proceedings that arise in the normal course of our business activities. As of the date of this Annual Report on Form 10-K, we are not party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our results of operations or financial position, except the following:

Loss Contingencies

On March 3, 2021, a purported securities class action was filed in the United States District Court for the Central District of California, entitled *Farhar v. Ontrak, Inc*., Case No. 2:21-cv-01987. On March 19, 2021, another similar lawsuit was filed in the same court, entitled *Yildrim v. Ontrak, Inc*., Case No. 2:21-cv-02460. On July 14, 2021, the Court consolidated the two actions under the Farhar case ("Consolidated Class Action"), appointed Ibinabo Dick as lead plaintiff, and the Rosen Law Firm as lead counsel. On August 13, 2021, lead plaintiff filed a consolidated amended complaint. In the Consolidated Amended Complaint, lead plaintiff, purportedly on behalf of a putative class of purchasers of Ontrak securities from August 5, 2020 through February 26, 2021, alleges that the Company and Terren S. Peizer, Brandon H. LaVerne and Curtis Medeiros, violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78j(b), 78t(a), and Rule 10b-5, 17 C.F.R. § 240.10b-5, promulgated thereunder, by intentionally or recklessly making false and misleading statements and omissions in various press releases, SEC filings and conference calls with investors on August 5, 2020 and November 5, 2020. Specifically, the Consolidated Amended Complaint alleges that the Company was inappropriately billing its largest customer, Aetna, causing Aetna to, in May 2020, shut off its data feed to Ontrak, and, in July 2020, require Ontrak to complete a Corrective Action Plan ("CAP"). Lead plaintiff alleges that defendants: (1) misrepresented to investors that the data feed was shut off in July 2020, and that it was part of Aetna's standard compliance review of all of its vendors; (2) failed to disclose to investors that Aetna had issued the CAP; and (3) failed to disclose to investors that Ontrak was engaging in inappropriate billing practices. Lead plaintiff seeks certification of a class and monetary damages in an indeterminate amount. On September 13, 2021, defendants filed a motion to dismiss the Consolidated Amended Complaint for failure to state a claim under Federal Rules of Civil Procedure 12(b)(6) and 9(b) and the Private Securities Litigation Reform Act of 1995, 15 U.S.C. §§ 78u-4, et seq. The motion was taken under submission, with no oral argument. Prior to any ruling being issued on the motion to dismiss, on March 29, 2023, lead plaintiff filed a Second Amended Complaint. The Second Amended Complaint (1) adds Jonathan Mayhew as a defendant; (2) expands the purported class period to August 5, 2020 through August 19, 2021; and (3) now includes allegations that the defendants additionally intentionally or recklessly made false and misleading statements and omissions regarding the Company's relationship with its then-second largest customer, Cigna, in various press releases, SEC filings and conference calls with investors on May 6, 2021 and August 5, 2021. Pursuant to the Court' scheduling order, the Company's response to the Second Amended Complaint is due on or before May 15, 2023. The Company believes that the allegations lack merit and intends to defend against the action vigorously.

On August 6, 2021, a purported stockholder derivative complaint was filed in the United States District Court for the Central District of California, entitled *Aptor v. Peizer*, Case No. 2:21-cv-06371, alleging breach of fiduciary duty on behalf of the Company against Terren S. Peizer, Brandon H. LaVerne, Richard A. Berman, Michael Sherman, Diane Seloff, Robert Rebak, Gustavo Giraldo and Katherine Quinn, and contribution against Terren S. Peizer and Brandon H. LaVerne. On October 6, 2021, a similar shareholder derivative action was filed in the same Court, entitled *Anderson v. Peizer*, Case No. 2:21-cv-07998, for breach of fiduciary duty, abuse of control, unjust enrichment, gross mismanagement and waste of corporate assets against Terren S. Peizer, Brandon H. LaVerne, Curtis Medeiros, Richard A. Berman, Michael Sherman, Edward Zecchini, Diane Seloff, Robert Rebak, Gustavo Giraldo, and Katherine Quinn, and contribution against Terren S. Peizer, Brandon H. LaVerne and Curtis Medeiros. On December 1, 2021, a similar shareholder derivative action was filed in the United States District Court for the District of Delaware, entitled *Vega v. Peizer*, Case No. 1:21-cv-01701, for violation of Section 20(a) of the Exchange Act, breach of fiduciary duty, unjust enrichment and waste of corporate assets against Terren S. Peizer, Brandon H. LaVerne, Curtis Medeiros, Richard A. Berman, Michael Sherman, Edward Zecchini, Diane Seloff, Robert Rebak, Gustavo Giraldo, and Katherine Quinn. In these actions, plaintiffs allege that the defendants breached their fiduciary duties by allowing or causing the Company to violate the federal securities laws as alleged in the Consolidated Class Action discussed above. The plaintiffs seek damages (and contribution from the officers) in an indeterminate amount. On December 7, 2021, the Court in the Central District of California consolidated the two Central District of California actions under the *Aptor* case caption and number (the "Consolidated Derivative Action"), stayed the action pending a ruling on the Motion to Dismiss in the Consolidated Class Action and ordered plaintiffs to file a consolidated amended complaint within fourteen (14) days of a ruling on the Motion to Dismiss in the Consolidated Class Action. On February 7, 2022, the Court in the District of Delaware extended the deadline for defendants to respond to the complaint in the *Vega* action to April 8, 2022. On March 21, 2022 the Court in the District of Delaware granted plaintiff's unopposed motion to transfer the case to the United States District Court for Central District of California in the interest of judicial efficiency due to the Consolidated Class Action and Consolidated Derivative Action already pending in that district, and that same day the case was transferred into the United States District Court for Central District of California and given the new Case No. 2:22-cv-01873-CAS-AS. On April 11, 2022, the Court stayed the action pending a ruling on the Motion to Dismiss in the Consolidated Class Action and ordered plaintiffs to inform defendants regarding their intention to amend their initial complaint within thirty (30) days of said ruling. Although all of the claims asserted in these actions purport to seek recovery on behalf of the Company, the Company will incur certain expenses due to indemnification and advancement obligations with respect to the defendants. The Company understands that defendants believe these actions are without merit and intend to defend themselves vigorously.

On February 28, 2022, a purported securities class action was filed in the Superior Court of California for Los Angeles County, entitled *Braun v. Ontrak, Inc., et al.*, Case No. 22STCV07174. The plaintiff filed this action purportedly on behalf of a putative class of all purchasers of the 9.50% Series A Cumulative Perpetual Preferred Stock (the "Preferred stock") of Ontrak pursuant to Registration Statements and Prospectuses issued in connection with Ontrak's August 21, 2020 initial public stock offering, its September 2020 through December 2020 "at market" offering, and its December 16, 2020 follow-on stock offering (collectively, the "Offerings"). The plaintiff brings this action against the Company; its officers: Terren S. Peizer, Brandon H. LaVerne, and Christopher Shirley; its board members: Richard A. Berman, Sharon Gabrielson, Gustavo Giraldo, Katherine B. Quinn, Robert Rebak, Diane Seloff, Michael Sherman, and Edward Zecchini; and the investment banking firms that acted as underwriters for the Offerings: B. Riley Securities, Inc., Ladenburg Thalmann & Co., Inc., William Blair & Company, LLC, Aegis Capital Corp., Insperex LLC (f/k/a Incapital LLC), The Benchmark Company, LLC, Boenning & Scatteredgood, Inc., Colliers Securities, LLC, Kingswood Capital Markets, and ThinkEquity (the "Underwriters"). The plaintiff asserts three causes of action alleging that Ontrak violated § 11, § 12(a)(2), and § 15 of the Securities Act of 1933, respectively, (1) by failing to disclose facts required to be disclosed under SEC Regulation S-K items 105 and 303 – that Aetna had turned off the data feed of customer records to Ontrak citing dissatisfaction with the Company's value proposition and billing practices and thereafter submitted a CAP to which Ontrak's senior executives were unable to effectively respond; and (2) by issuing allegedly false or misleading statements in its Registration Statements and Prospectuses: (a) regarding Ontrak's growing customer base; (b) regarding its ability to scale its operations; (c) that revenue from a limited number of its customers would continue; (d) that its services are provided to customers continuously; (e) that revenue increases were attributable to continued expansion of the Ontrak program; and (f) regarding the healthcare experience of its executives. The plaintiff seeks damages in an indeterminate amount. On July 7, 2022, the defendants filed demurrers to the complaint. On October 4, 2022, the Court issued its ruling, allowing the case to proceed but with a narrowed scope. Specifically, of the six alleged misleading statements, only two remain (that Ontrak had a growing "growing customer base" and that Ontrak's revenue growth was attributed to "[t]he continued expansion of [its] Ontrak program with [its] existing health plan customers"). The Court sustained the Company's demurrer to the second cause of action, for violation of Section 12 of the Securities Act of 1933, with leave to amend. The Company believes that the remaining allegations lack merit and intends to defend against the action vigorously.

On November 18, 2022, plaintiff filed his Motion for Class Certification. On February 17, 2023, the Company filed its opposition and joined in the opposition of the Underwriters. Plaintiff's reply is due April 17, 2023. The hearing on plaintiff's Motion is set for June 16, 2023, at 10:30 a.m.

The parties are now engaged in the early stages of discovery. On February 28, 2023, the parties filed a joint stipulation requesting that the Court set the following deadlines: (1) May 1, 2023, for the parties to submit a further case management schedule; (2) May 17, 2023, for a further case management conference; and (3) September 30, 2023, for substantial completion of document productions. The Court has yet to issue an order on the stipulation.

Securities Investigation

On November 15, 2022, the Company received a notification from the Securities and Exchange Commission, Division of Enforcement, that it is conducting an investigation captioned "In the Matter of Trading in the Securities of Ontrak, Inc. (HO-14340)" and issued a preservation letter as well as a subpoena for documents relating to the investigation. The notification indicates the investigation is a fact-finding inquiry for compliance with federal securities laws and should not be construed as an indication by the SEC that any violation of law has occurred, nor as a reflection upon any person, entity or security. The Company has been cooperating fully with the terms of the subpoena.

On March 1, 2023, the U.S. Department of Justice (the "DOJ") announced charges and the SEC filed a civil complaint against Terren S. Peizer, our former Chief Executive Officer and Chairman of our Board of Directors, alleging unlawful insider trading in the Company's stock. Neither the Company nor any other current or former director or employee of the Company were charged by the DOJ or sued by the SEC. The Company cannot predict the ultimate outcome of the DOJ or SEC proceedings, nor can we predict whether any other governmental authorities will initiate separate investigations or litigation. Investigations and any related legal and administrative proceedings could include a wide variety of outcomes, including the institution of administrative, civil injunctive or criminal proceedings involving the Company and/or its current or former executives and/or directors, the imposition of fines and other penalties, remedies and/or sanctions.

Note 14. Subsequent Events

On February 16, 2023, the Company, the landlord and subtenant entered into a lease and sublease termination agreement for the Santa Monica, California office space with a termination date of February 28, 2023. The Company agreed to pay $0.1 million of early termination fee and monthly fixed rent for March and April 2023, and subtenant agreed to pay monthly fixed sublease payment for March and April 2023.

On March 9, 2023, as part of the Company's continued cost saving measures and to reduce its operating costs and to help align with its previously stated strategic initiatives, our management implemented additional headcount reductions wherein approximately 19% of the Company's employee positions were eliminated. These headcount reductions are expected to result in a reduction of approximately $2.7 million of the Company's annual compensation costs. The Company estimates one-time costs of approximately $0.3 million of termination benefits to the impacted employees, including severance payments and benefits. The headcount reductions were completed by March 10, 2023.

On February 20, 2023, a special meeting of stockholders was held during which the Company's stockholders approved the issuance of shares of the Company's common stock, convertible notes and the shares of the Company's common stock issuable upon conversion thereof, and warrants to purchase shares of the Company's common stock and the shares of our common stock issuable upon exercise thereof, in each case, pursuant to the Keep Well Agreement. As a result, on February 22, 2023:

- the Company issued 2,038,133 shares of its common stock to Acuitas;

- warrants to purchase 1,775,148 shares of the Company's common stock previously issued by the Company to Acuitas pursuant to the Keep Well Agreement through February 20, 2023 were exchanged for warrants to purchase 33,333,333 shares of the Company's common stock; and

- Keep Well Notes previously issued by the Company to Acuitas evidencing the $15.0 million in principal amount borrowed under the Keep Well Agreement through February 20, 2023 were exchanged for New Keep Well Notes.

On each of January 5, 2023 and March 6, 2023, the Company borrowed and issued a New Keep Well Note for $4 million under the Keep Well Agreement and used the proceeds to fund its working capital needs. In connection with each such borrowing, the Company issued to Acuitas a warrant to purchase shares of the Company's common stock – a warrant to purchase 473,373 shares of the Company's common stock and a warrant to purchase 8,888,889 shares of the Company's common stock in connection the January 5, 2023 and March 6, 2023 borrowing, respectively. Each warrant has a five year term and an exercise price equal to $0.45 per share.

At the February 20, 2023 special meeting of stockholders, the Company's stockholders also approved a proposal to give the Company's board of directors the authority, at its discretion, to file a certificate of amendment to the Company's amended and restated certificate of incorporation to effect a reverse split of the Company's outstanding common stock at a ratio that is not less than 4:1 and not greater than 6:1, without reducing the authorized number of shares of the Company's common stock, with the final ratio to be selected by the Company's board of directors in its discretion, and to be effected, if at all, in the sole discretion of the Company's board of directors at any time within one year of the date of the special meeting without further approval or authorization of our stockholders.